                                    TALLEY
                                  INDUSTRIES
                               CONVERSION OFFER
                             -------------------
                          2.0 SHARES OF COMMON STOCK
                              UPON CONVERSION OF
             EACH SHARE OF SERIES A CONVERTIBLE PREFERRED STOCK*
                             -------------------
                          2.5 SHARES OF COMMON STOCK
                              UPON CONVERSION OF
      EACH SHARE OF SERIES B $1 CUMULATIVE CONVERTIBLE PREFERRED STOCK**

     Talley Industries, Inc. ("Talley" or the "Company") is offering to issue additional shares of its Common Stock ("Common Stock") to induce conversion of outstanding shares of its Series A Convertible Preferred Stock ("Series A Preferred") and its Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred") (together, the "Series A and B Preferred"). The offer (the "Conversion Offer") is as follows:

      *Series A Preferred -- A total of 2.0 shares of Common Stock will be issued to the holder of each share of Series A Preferred converted in connection with this Conversion Offer: each Series A Preferred share is currently convertible into 0.95 share of Common Stock in accordance with its stated terms, and an additional 1.05 shares of Common Stock will be issued as to each Series A Preferred share converted. See "The Conversion Offer" for a further description.

     **Series B Preferred -- A total of 2.5 shares of Common Stock will be issued to the holder of each share of Series B Preferred converted in connection with this Conversion Offer: each Series B Preferred share is currently convertible into 1.3125 shares of Common Stock in accordance with its stated terms, and an additional 1.1875 shares of Common Stock will be issued as to each Series B Preferred share converted. See "The Conversion Offer" for a further description.

     On the Expiration Date (as defined below) of this Conversion Offer, each of the 66,695 shares of outstanding Series A Preferred will have an aggregate dividend arrearage of $5.50, and each of the 1,547,887 shares of outstanding Series B Preferred will have an aggregate dividend arrearage of $5.00. All unpaid dividends in arrears on shares of Series A and B Preferred are automatically extinguished without payment on conversion. See "Talley Capital Stock -- Series A Preferred"; "-- Series B Preferred."

     The Common Stock and Series B Preferred are listed on the New York Stock Exchange ("NYSE") under the symbols "TAL" and "TALB," respectively. There is no established market for the Series A Preferred, which trades only sporadically. On March 19, 1996, the last trading day before the Company publicly announced this Conversion Offer, the closing price of the Common Stock on the NYSE was $7 3/8 per share, and the closing price of the Series B Preferred was $16 3/8 per share. The closing prices of the Common Stock and the Series B Preferred on the NYSE on March 20, 1996, the last trading day before the date of this Offering Circular, were $7 1/4 and $17 1/2 per share, respectively. The Company has applied for listing of the additional shares of Common Stock offered in connection with this Conversion Offer and anticipates that such Common Stock will be approved for listing, subject to notice of issuance, upon consummation of this Conversion Offer.

     The Company's obligation to complete this Conversion Offer as to either the Series A Preferred or the Series B Preferred is subject (among other things) to the proper delivery for conversion, as defined herein, of at least 51% of the outstanding shares of that series. Accordingly, if the minimum number of shares of either the Series A Preferred or the Series B Preferred is not properly delivered pursuant to this Conversion Offer, then the Company will not be obligated to consummate this Conversion Offer as to that series (but may elect to do so in its judgment). See "The Conversion Offer -- Conditions of the Conversion Offer."

     SERIES A AND B PREFERRED DELIVERED FOR CONVERSION IN CONNECTION WITH THIS CONVERSION OFFER WILL STILL BE ENTITLED TO BE VOTED AT THE APRIL 9, 1996 ANNUAL MEETING.

                 THIS CONVERSION OFFER WILL EXPIRE AT 5:00 P.M.
              NEW YORK CITY TIME ON APRIL 22, 1996 UNLESS EXTENDED
                    BY THE COMPANY (THE "EXPIRATION DATE").
              THE DATE OF THIS OFFERING CIRCULAR IS MARCH 21, 1996

     This Conversion Offer is made upon the terms, and is subject to the conditions, set forth in this Offering Circular and in the accompanying Conversion Notice and Letter of Transmittal (the "Letter of Transmittal").

     Series A and B Preferred shares delivered for conversion in connection with this Conversion Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "Conversion Offer
Procedures -- Withdrawal of Deliveries."

     Based solely upon the $7 1/4 per share closing price of the Common Stock on March 20, 1996, the dollar value of the Common Stock issuable to holders of Series A and B Preferred accepting this Conversion Offer is as follows:

          Series A Preferred: A total of $14.50 in Common Stock, or $6.89 for the 0.95 share of Common Stock currently issuable upon conversion in accordance with its stated terms, plus $7.61 in additional shares to induce conversion.

          Series B Preferred: A total of $18.13 in Common Stock, or $9.52 for the 1.3125 shares of Common Stock currently issuable upon conversion in accordance with its stated terms, plus $8.61 in additional shares to induce conversion.

No assurance can be given as to future market price fluctuations and changes in the relative values of the shares of Common Stock and Series A and B Preferred. Holders should obtain current market price quotations before making a final decision regarding this Conversion Offer. The number of additional shares of Common Stock being offered to induce conversion will NOT be adjusted by the Company for fluctuations in the market prices of Common Stock and Series A and B Preferred.

     The Trustee of Talley Savings Plus ("TSP"), the Company's employee stock ownership plan, has indicated its intention to convert all of TSP's Series B Preferred in connection with the Conversion Offer, amounting to 408,394 shares (26.38% of the Series B Preferred). In addition, the Company has been advised that virtually all of the 11,000 shares of Series B Preferred held directly by executive officers and directors of the Company will be converted by them in this Conversion Offer (no shares of Series A Preferred are held by officers or directors). See "The Conversion Offer."

     The Company will not seek or obtain an independent "fairness opinion" or independent valuation regarding this Conversion Offer and is not making any recommendation to holders of Series A Preferred or Series B Preferred whether to accept or reject this Conversion Offer. Each holder of shares of Series A Preferred or Series B Preferred should carefully review this Conversion Offer and decide whether to convert such shares in connection with this Conversion Offer. See "Background of the Conversion Offer" and "Certain Considerations" for an explanation of factors that led the Company and its Board of Directors to make this Conversion Offer and for a description of certain considerations which the Company believes holders may want to evaluate in making a decision to convert in connection with this Conversion Offer.

     Holders of Series A and B Preferred were recently mailed a copy of the Company's 1995 Annual Report to Shareholders (the "Shareholder Report") and the Company's Proxy Statement dated March 8, 1996 for the forthcoming annual meeting of stockholders to be held April 9, 1996 (the "Proxy Statement"). If a holder desires an additional copy of the Shareholder Report or the Proxy Statement, one may be obtained, free of charge, by contacting the Information Agent (identified below) at (212) 344-6733 (Collect) or (800) 554-7733 (Toll Free). Appendix A to this Offering Circular is a copy, without exhibits, of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Annual Report"), describing the Company and its various businesses, and including the Company's audited consolidated financial statements (and notes thereto). The information contained in these materials should be reviewed carefully by each holder of Series A Preferred or Series B Preferred in considering this Conversion Offer.

     See "Certain Considerations" and "Certain Federal Income Tax Consequences" for a discussion of various factors that also should be considered by holders of Series A and B Preferred in evaluating this Conversion Offer.

     No person has been authorized to give any information pertaining to this Conversion Offer or the Company, except as contained in this Offering Circular and its Appendices, the Shareholder Report and the Proxy Statement. Any information not so contained must not be relied upon as having been authorized by the

Company. Neither the delivery of this Offering Circular nor the consummation of this Conversion Offer will be deemed to create any implication that there has been no change in the information set forth herein or in the Shareholder Report, the Annual Report and the Proxy Statement since their respective dates. All questions should be directed to the Information Agent.

     NEITHER THIS CONVERSION OFFER NOR THE COMMON STOCK ISSUABLE IN ACCORDANCE HEREWITH HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE OR OTHER JURISDICTION. THIS CONVERSION OFFER IS BEING MADE BY THE COMPANY IN RELIANCE ON THE EXEMPTION FROM THE SECURITIES ACT REGISTRATION REQUIREMENTS AFFORDED BY SECTION 3(A)(9) THEREOF. IN ACCORDANCE WITH THE REQUIREMENTS FOR SUCH EXEMPTION, THE COMPANY WILL NOT PAY ANY COMMISSION OR OTHER REMUNERATION TO ANY BROKER, DEALER, SALESMAN OR OTHER PERSON FOR SOLICITING DELIVERIES OF THE SERIES A AND B PREFERRED FOR CONVERSION. REGULAR EMPLOYEES OF THE COMPANY, WHO WILL NOT RECEIVE ADDITIONAL COMPENSATION THEREFOR, MAY PROVIDE INFORMATION TO HOLDERS OF THE SERIES A AND B PREFERRED CONCERNING THIS CONVERSION OFFER.

     This Conversion Offer is not being made to, nor will the Company accept deliveries for conversion from, holders of Series A and B Preferred in any jurisdiction in which the acceptance thereof or this Conversion Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

     Talley is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, such reports, proxy statements and other information concerning Talley may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. While disclaiming that the Conversion Offer is necessarily a transaction of the type described in such schedule, the Company has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") under the Exchange Act. For certain further information with respect to the Company and the Conversion Offer, reference is made to the Schedule 13E-4, including the exhibits filed as part thereof or incorporated by reference therein. Copies of the Schedule 13E-4 and its exhibits may be inspected and copied (at prescribed rates) at the offices of the SEC at the addresses set forth above.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain of the statements in this Offering Circular under "Background of the Conversion Offer" and "Certain Considerations" and elsewhere herein (including certain statements in the Annual Report reproduced as Appendix A which contains a description of the Company and Management's Discussion and Analysis of Financial Conditions and Results of Operations ("Management's Discussion and Analysis")), and certain statements in the Proxy Statement and other Company materials referred to herein, are not historical facts and are "forward looking statements" that involve risks and uncertainties, including, but not limited to, the course and results of litigation affecting the Company (including the litigation with TRW Inc.), stock market conditions and fluctuations, future economic conditions, the impact of competitive products, services and pricing, research and development, commercialization and technological difficulties, government contracting risks, the availability and cost of financing, environmental matters, the values and marketability of real estate held by the Company, the effect of the Company's accounting policies and other risks described in the Company's filings with the SEC.

     KISSEL-BLAKE INC. IS SERVING AS THE INFORMATION AGENT ("INFORMATION AGENT") FOR THIS CONVERSION OFFER. ITS TELEPHONE NUMBER IS SET FORTH ON THE BACK COVER OF THIS OFFERING CIRCULAR. ALL QUESTIONS REGARDING THIS CONVERSION OFFER SHOULD BE DIRECTED TO THE INFORMATION AGENT.

     CHEMICAL MELLON SHAREHOLDER SERVICES, L.L.C. IS SERVING AS THE CONVERSION AGENT ("CONVERSION AGENT") FOR THIS CONVERSION OFFER. ITS TELEPHONE NUMBERS AND ADDRESSES ARE SET FORTH ON THE BACK COVER OF THIS OFFERING CIRCULAR. ALL DOCUMENTS TO BE SUBMITTED IN CONNECTION WITH THIS CONVERSION OFFER SHOULD BE DELIVERED TO THE CONVERSION AGENT AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER OF THIS OFFERING CIRCULAR.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
OFFERING CIRCULAR SUMMARY................................................     1
BACKGROUND OF THE CONVERSION OFFER.......................................     4
THE CONVERSION OFFER.....................................................     7
CERTAIN CONSIDERATIONS...................................................    11
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..................................    14
TALLEY CAPITAL STOCK.....................................................    15
COMPARATIVE MARKET PRICES................................................    19
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA.........................    20
CONVERSION OFFER PROCEDURES..............................................    23
SHARES ELIGIBLE FOR FUTURE RESALE........................................    27
APPENDIX A: ANNUAL REPORT................................................   A-1
APPENDIX B: CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED.............   B-1
APPENDIX C: CERTIFICATE OF DESIGNATION OF SERIES B PREFERRED.............   C-1

                 ----------------------------------------------

     NEITHER THIS TRANSACTION NOR THE SECURITIES OFFERED HEREBY HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           OFFERING CIRCULAR SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular, the Company's Annual Report reproduced as Appendix A to this Offering Circular and in the Company's recently mailed Proxy Statement.

                                  THE COMPANY

     Talley is a diversified manufacturer of a wide range of proprietary and other specialized products for defense, industrial and commercial applications. Through its Government Products and Services segment, the Company manufactures an extensive array of propellant devices and electronic components for defense systems and commercial applications and provides naval architectural and marine engineering services. The vast majority of the Government Products and Services are for U.S. Defense and are smaller components of larger units and systems that are generally designed to enhance safety or improve performance. The Company participates in the expanding market for automotive airbags through a royalty agreement and is currently developing new airbag technologies. The Company's Industrial Products segment manufactures and distributes stainless steel rods and bars and other stainless steel products, high-voltage ceramic insulators used in power transmission and distribution systems, and specialized welding equipment and systems. The Company's Specialty Products segment manufactures and sells aerosol insecticides, air fresheners and sanitizers, and custom designed metal buttons. The Company is also engaged in the orderly sale and disposition of the assets of its real estate operations. Substantially all of the Company's facilities are located in and provide sales and services to the United States and Canada. See the description of the Company and its financial statements included in Appendix A and "Notes to Consolidated Financial
Statements -- Commitments and Contingencies" in Appendix A for a discussion of material litigation affecting the Company.

     The principal executive offices of the Company, which is a Delaware corporation, are located at 2702 North 44th Street, Suite 100-A, Phoenix, Arizona 85008, and its telephone number is (602) 957-7711.

                              THE CONVERSION OFFER

BASIC TERMS................  The Company is offering to issue additional shares of its Common Stock to induce conversion of outstanding shares of its Series A and B Preferred, as follows:

     Series A Preferred....  A total of 2.0 shares of Common Stock will be issued to the holder of each share of Series A Preferred converted in connection with this Conversion Offer: each Series A Preferred share is currently convertible into 0.95 share of Common Stock in accordance with its stated terms, and an additional 1.05 shares of Common Stock will be issued as to each Series A Preferred share converted. See "The Conversion Offer" for a further description.

     Series B Preferred....  A total of 2.5 shares of Common Stock will be issued to the holder of each share of Series B Preferred converted in connection with this Conversion Offer: each Series B Preferred share is currently convertible into 1.3125 shares of Common Stock in accordance with its stated terms, and an additional 1.1875 shares of Common Stock will be issued as to each Series B Preferred share converted. See "The Conversion Offer" for a further description.

Common Stock...............  The Common Stock is described in this Offering
                             Circular under "Talley Capital Stock -- Common Stock."

Dividend Arrearage.........  On the Expiration Date, each of the 66,695 shares of outstanding Series A Preferred will have an aggregate dividend arrearage of $5.50, and each of the 1,547,887 shares of outstanding Series B Preferred will have an aggregate dividend arrearage of $5.00. Under the stated terms of the Series A and B Preferred all unpaid dividends in arrears on shares are automatically extinguished without payment upon conversion. See "Talley Capital
                             Stock -- Series A Preferred"; "-- Series B
                             Preferred."

No Adjustment for Market
Price Fluctuations.........  The number of additional shares of Common Stock being offered to induce conversion will NOT be adjusted by the Company for fluctuations in the market prices of Common Stock and Series A and B Preferred.

No Adjustment of Conversion
  Ratio....................  The conversion ratios for Series A and B Preferred that remains outstanding and unconverted after the Expiration Date of this Conversion Offer will NOT be adjusted on account of additional shares of Common Stock offered or issued in connection with this Conversion Offer.

No Fractional Shares.......  No fractional shares of Common Stock will be issued in connection with this Conversion Offer and, as part of the inducement to convert, any fractional share otherwise issuable will be rounded up to the next whole share. See "The Conversion Offer."

All or None Conversion.....  Beneficial owners who desire to convert Series A
                             Preferred and/or Series B Preferred in connection with this Conversion Offer must convert all, and not less than all, of their Series A Preferred and/or Series B Preferred.

Expenses...................  Converting holders of Series A and B Preferred will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes for conversion of Series A and B Preferred or receipt of additional shares of Common Stock upon such conversion. The Company will pay all reasonable out-of-pocket expenses incurred by brokers, custodians, nominees and fiduciaries in forwarding copies of this Offering Circular and related documents to the beneficial owners of Series A and B Preferred, and in handling or forwarding deliveries of Series A and B Preferred shares for conversion. See "Conversion Offer Procedures -- Payment of Expenses."

CONDITIONS OF THE
CONVERSION OFFER...........  The Company will have no obligation to accept any
                             Series A Preferred or Series B Preferred delivered pursuant to this Conversion Offer unless (i) proper delivery for conversion is made of at least 51% of the outstanding shares of that series (for each series, the "Minimum Shares") and (ii) the other conditions set forth herein are satisfied. If the Minimum Shares of either series are not so delivered, then the Company will not be obligated to consummate this Conversion Offer as to that series (but may elect to do so in its judgment). See "The Conversion Offer -- Conditions of the Conversion Offer."

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES.............  For a summary discussion of certain federal income tax consequences relating to this Conversion Offer, including the deemed dividend distribution that is taxable as ordinary income to holders accepting this Conversion Offer, see "Certain Federal Income Tax Consequences."

NO APPRAISAL OR
  SIMILAR RIGHTS...........  No appraisal or similar rights under the Delaware
                             General Corporation Law or other applicable law will be available to holders of Series A and B Preferred electing not to convert in connection with this Conversion Offer.

CONVERSION OFFER PROCEDURES

Expiration Date............  This Conversion Offer will expire at 5:00 p.m. New
                             York City time, on April 22, 1996, unless extended as provided in this Offering Circular. See "Conversion Offer Procedures -- Expiration Date; Extension; Amendment; Termination."

Procedures for Delivery....  To be delivered properly under this Conversion
                             Offer, certificates evidencing shares of Series A and B Preferred, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other documents required by the Letter of Transmittal, must be received by the Conversion Agent at one of the addresses set forth on the back cover of this Offering Circular prior to 5:00 p.m., New York City time, on the Expiration Date, or holders of Series A and B Preferred must comply with the specific procedures for guaranteed delivery described herein. See "Conversion Offer
                             Procedures -- Procedures for
                             Conversion"; "-- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Series A and B Preferred shares delivered for conversion in connection with this Conversion Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

Information Agent..........  Kissel-Blake Inc. is serving as Information Agent for this Conversion Offer. Requests for additional copies of the Offering Circular and Letter of Transmittal should be directed to the Information Agent. All questions relating to this Conversion Offer should also be directed to the Information Agent. Its telephone number is (800) 554-7733.

Conversion Agent...........  Chemical Mellon Shareholders Services, L.L.C. is
                             serving as Conversion Agent for this Conversion Offer. All documents to be submitted in connection with this Conversion Offer should be delivered to the Conversion Agent at one of its addresses set forth on the back cover of this Offering Circular.

VOTING OF DELIVERED
SHARES.....................  Shares of Series A and B Preferred delivered for conversion under this Conversion Offer will still be entitled to be voted at the April 9, 1996 Annual Meeting by the record holders of such shares as of the record date for the Annual Meeting.

                       BACKGROUND OF THE CONVERSION OFFER

     Talley is a diversified manufacturer of a wide range of proprietary and other specialized products for defense, industrial and commercial applications. For a description of the business and properties of the Company, see "Business" in Appendix A. For information regarding the financial condition and operating results of the Company, see the Company's audited consolidated financial statements (and related notes) and "Management's Discussion and Analysis" also included in Appendix A.

     Talley's financial strength and outlook have improved over the last few years, following the difficulties the Company encountered in the late 1980's as a result of substantial declines in the value of Talley's large real estate portfolio. Beginning in 1989, the value and liquidity of most real estate held for development and investment in the Southwest declined dramatically. This caused a precipitous decline in the value of Talley's real estate portfolio and triggered covenant defaults under virtually all of Talley's outstanding debt as of December 31, 1991. As a result, the Company had to restructure and refinance all of its non-real estate debt. This was accomplished in two major transactions -- one during late 1992 and the other in October 1993, when two simultaneous public offerings of debt securities were successfully underwritten and a concurrent private term loan and revolving credit facility were completed. At that same time, Talley made the decision to exit its real estate business in an orderly fashion and to re-focus its resources on the Company's core businesses.

     As a result of its financial difficulties, the Company suspended all dividends in early 1991 on its Common Stock and its three then-outstanding series of preferred stock -- Series A and B Preferred and the Company's Series D Cumulative Convertible Preferred Stock (the "Series D Preferred"). On December 31, 1995, the unpaid dividend arrearages on the outstanding Series A and B Preferred and Series D Preferred aggregated more than $10.0 million, including approximately $7.7 million on Series A and B Preferred and approximately $2.6 million on the Series D Preferred then outstanding.

     The Company has improved its financial position in the last two years. The results of operations during this period have been enhanced by improvements in operating income and an increasing level of airbag royalties received from TRW Inc. ("TRW") under the license agreement executed in connection with the Company's 1989 sale of its automotive airbag business to TRW. See "Business" in Appendix A. These improvements have contributed to the Company's improved liquidity and financial position. See "Management's Discussion and Analysis" in Appendix A.

     Nevertheless, the Company's balance sheet remains highly leveraged, and the stringent debt covenants imposed on the Company under its 1993 refinancing continue to limit the Company's flexibility and opportunities. In addition to covenant limitations on the use of the Company's cash resources, the Company's strategy is to use available cash resources to reduce debt while maintaining its on-going investment in the growth of its core businesses and the extension of those core businesses into attractive and profitable niches.

REASONS FOR THE CONVERSION OFFER

     The high level of the unpaid dividend arrearages, together with the possibility that the Company may not have the ability to cure or prevent further escalation of those arrearages in the foreseeable future unless the level of outstanding Series A and B Preferred could be reduced significantly, has led the Board of Directors to adopt a strategy to reduce the number of outstanding shares of Series A and B Preferred by offering additional shares of Common Stock to induce the conversion of as many shares of Series A and B Preferred as possible. As described below, this strategy was implemented by the Company in a transaction completed last month to induce conversion of the Series D Preferred. Conversion of Series A and B Preferred has the effect, among other things, of eliminating without payment both unpaid dividend arrearages and future dividends on the converted shares. Among the factors leading the Board to this strategy are the following:

     - The Company's debt covenants effectively preclude the Company from making significant dividend payments for the foreseeable future. See "Talley Capital Stock -- Talley Debt Covenants."

     - Even if dividend payments on Series A and B Preferred become permissible in significant amounts under the Company's debt covenants, the dollar amount of the payments required to cure all dividend arrearages on the outstanding Series A and B Preferred could seriously and adversely affect the Company's liquidity and its efforts to grow its core businesses.

     - Despite the Company's success during the last several years in the pending TRW litigation, including the $138.0 million judgment entered in the Company's favor in 1995, all litigation is unpredictable both as to results and timing. Further, virtually all proceeds from the judgment entered against TRW (if affirmed on appeal and received by the Company) are committed under the terms of the Company's debt covenants to a mandatory offer to redeem outstanding debt. The Company believes that any such redemption offer would likely be fully subscribed, meaning that the judgment proceeds would not be available to cure the dividend arrearages at their current levels.

     - Dividend payments are not deductible for tax purposes. Accordingly, the after-tax cash cost to the Company to cure the Series A and B Preferred dividend arrearages would be substantial unless those arrearages could first be reduced by a significant reduction in the number of shares of outstanding Series A and B Preferred. This tax factor is likely to become more significant if (as the Company anticipates) the continued receipt of quarterly payments from TRW and/or a successful recovery of the judgment entered against TRW would consume entirely the accumulated net tax operating losses of the Company and the anticipated tax benefits from realization of tax losses attributable to the Company's real estate holdings (which, in large part, have not yet been recognized for tax purposes).

     - The perceived "overhang" attributable to an escalating level of Series A and B Preferred dividend arrearages would likely hamper the Company's efforts to increase the value of its Common Stock. Among other things, it is not permissible under the terms of Series A and B Preferred to declare or pay any dividends on Common Stock unless and until all Series A and B Preferred dividend arrearages are cured.

     - The existence of dividend arrearages results in a number of additional expenses and administrative difficulties for a publicly held company such as Talley.

     Similar factors led the Board to approve a transaction with the holder of the Series D Preferred in February 1996 (the "Series D Conversion"). That transaction entailed the immediate conversion of all 120,293 shares of Series D Preferred then outstanding at a 10:1 conversion ratio in accordance with its terms and the issuance of an additional 702,919 shares of Common Stock to induce the conversion. The conversion eliminated without payment the approximately $2.6 million in dividend arrearages on the Series D Preferred, as specified by the terms of the Series D Preferred. Those terms also provided that, if the Series D Preferred were not redeemed or converted by February 28, 1998, then: (i) the dividend rate would increase from the current annual rate of $4.50 per share to an annual rate of $15.75 per share (an aggregate increase of approximately $1,350,000 each year) and (ii) the liquidation preference and redemption price would increase from $150 to $175 per share. Certain of the unique characteristics of the Series D Preferred, and particularly the scheduled ratchet in the dividend rate in 1998, made the Series D Conversion unusually compelling in the Board's view. Also, because the Series D Preferred has always been privately held, the Company was able to obtain certain voting and transfer restrictions until 2001 on the Common Stock issued in the Series D Conversion. See "Notes to Consolidated Financial Statements -- Capital Stock" in Appendix A.

     The Board determined that many of the considerations underlying the Series D Conversion are equally applicable to the Series A and B Preferred, particularly in light of the high aggregate level of dividend arrearages on the Series A and B Preferred. Accordingly, the Board determined to make this Conversion Offer to the holders of Series A and B Preferred. The terms for this Conversion Offer were determined by the Company in light of its desire to achieve the objectives set forth above. Among the factors considered by the Company in determining the number of additional shares of Common Stock being offered in this Conversion Offer were: (i) the conversion and other rights and preferences of the Series A and B Preferred and the amount of unpaid dividend arrearages on the Series A and B Preferred; (ii) a comparison with the relative terms of the Series D Preferred and of the Series D Conversion, including the transfer and voting restrictions applicable to the Common Stock issued in that transaction; (iii) the historical and recent market prices, liquidity and trading activity in the Common Stock and Series B Preferred, and the estimated value and relative illiquidity of Series A Preferred; and (iv) the investment risks associated with an investment in Talley capital stock and general market conditions.

REASONS FOR CONVERTING IN CONNECTION WITH THIS CONVERSION OFFER

     The Company believes that this Conversion Offer is in the best interests of the Company and the holders of its Common Stock. However, the Company believes that the holders of Series A and B Preferred should make their own determinations whether to accept or reject this Conversion Offer and, accordingly, makes no recommendation to them regarding this Conversion Offer.

     Outlined below are some of the reasons the Company believes that holders of Series A and B Preferred may choose to accept this Conversion Offer. Along with these reasons, holders of Series A and B Preferred should weigh and take into account all of the factors listed under the caption "Certain Considerations" in making their determinations whether to accept or reject this Conversion Offer.

     - The number of additional shares offered in this Conversion Offer represents a premium above the current stated conversion ratios of the Series A and B Preferred to induce holders to convert their shares. The stated conversion ratios of Series A and B Preferred are not being increased. Following the Expiration Date, holders of Series A and B Preferred who choose not to accept this Conversion Offer will not be entitled upon conversion to any additional shares of Common Stock being offered or issued in connection with this Conversion Offer.

     - When this Conversion Offer was first publicly announced, the market value of the Common Stock issuable in connection with this Conversion Offer (a total of 2.0 shares of Common Stock for each share of Series A Preferred and 2.5 shares for each share of Series B Preferred) had a market value in excess of the estimated value of Series A Preferred (which does not trade regularly) and the NYSE closing price of the Series B Preferred. To the extent the relative values of Common Stock and Series A and B Preferred continue to reflect any such premium, holders of the Series A and B Preferred who choose not to accept this Conversion Offer will not participate in such premium. Market prices will vary, however, so holders of Series A and B Preferred should check current quotes before making a final decision based on relative market values.

     - Dividend arrearages on Series A and B Preferred do not earn interest and are automatically extinguished without payment when a holder converts shares into Common Stock. The Company's debt covenants and the priorities the Company has set for the use of available cash not required for debt payments make it unlikely that the arrearages will be cured during the foreseeable future unless the level of outstanding Series A and B Preferred is reduced significantly through this Conversion Offer or otherwise.

     - The Series A Preferred is not traded on any established market and, to the Company's knowledge, no broker or dealer "makes a market" in shares of Series A Preferred. Based upon the Company's review of the transfer records, Series A Preferred appears to change hands only sporadically. Accordingly, the Series A Preferred is, and is likely to remain, highly illiquid. Because the Series A Preferred is illiquid, holders desiring to sell their shares could find it necessary to convert their Series A Preferred into Common Stock, which would eliminate any dividend arrearage without payment.

     - Although the Series B Preferred is currently listed and traded on the NYSE, its trading volume and liquidity are substantially lower than that of the Common Stock (an average trading volume during 1995 of 1,636 shares per trading day for the Series B Preferred compared with 30,180 shares per trading day for the Common Stock). This liquidity differential will likely increase to the extent that this Conversion Offer results in fewer outstanding shares of Series B Preferred.

     - Currently, the criterion for continued listing of preferred stock on the NYSE is a public "float" (i.e., shares held by non-affiliates of the Company) of at least 100,000 shares or $2.0 million in value. If the Series B Preferred does not continue to meet the requirements for listing, by reason of decreases in the outstanding shares of Series B Preferred resulting from this Conversion Offer or fluctuations in price, the liquidity of the Series B Preferred could be further impaired by a de-listing from the NYSE. In the event of such a de-listing of Series B Preferred, the Company is under no obligation to arrange for a "market maker" to maintain an active trading market for the Series B Preferred in that event.

     - The Series B Preferred is currently registered under the Exchange Act, but that registration may be terminated if the Series B Preferred is neither listed on the NYSE or another national securities exchange nor held of record by 300 or more persons. If registration were terminated, the Series B Preferred would no longer be "margin securities" under the regulations of the Board of Governors of the Federal Reserve System.

     - The Company believes that some investors acquire and hold convertible preferred stock rather than common stock because of a desire to forego a portion of the appreciation potential of common stock in exchange for a higher level of current dividend income and the lower perceived risk and volatility which often accompany the liquidation and dividend preferences of preferred stock. In the case of the Series A and B Preferred, however, those factors may be less compelling, because dividends have not been declared or paid for the last five years, and the Company's restrictive debt covenants and its leveraged balance sheet make it unclear when or if the Company would be able to cure the accumulated dividend arrearage on Series A and B Preferred at present levels or resume regular dividends. Nevertheless, Series A and B Preferred do have certain preferences (as compared with Common Stock) that holders will surrender upon accepting this Conversion Offer. See "Talley Capital Stock -- Common Stock";
       "-- Preferred Stock." See also Appendices B and C. Series A and B Preferred delivered for conversion under this Conversion Offer will still be entitled to be voted at the April 9, 1996 Annual Meeting.

     - The Trustee of TSP has indicated its intention to convert all of TSP's Series B Preferred in connection with this Conversion Offer, amounting to 408,394 shares (26.38% of the Series B Preferred). In addition, the Company has been advised that virtually all of the 11,000 shares of Series B Preferred held directly by executive officers and directors of the Company will be converted by them in connection with this Conversion Offer (no shares of Series A Preferred are held by officers or directors). See "The Conversion Offer."

     - Because the holders of Series A and B Preferred have no rights of optional redemption (only the Company can elect to redeem Series A and B Preferred), holders generally have no right to compel the payment of dividend arrearages or redemption of their shares.

     - Neither the Delaware General Corporation Law nor the Company's organizational documents provide for dissenters rights of appraisal (or other comparable rights) for holders of Series A Preferred or Series B Preferred not accepting this Conversion Offer.

     - As described under "Certain Federal Income Tax Consequences," a portion of the additional Common Stock received by holders accepting this Conversion Offer will be currently taxable to the recipient as ordinary income.

                              THE CONVERSION OFFER

     The Company is making this Conversion Offer to induce conversion of the outstanding shares of its Series A and B Preferred, as follows:

          Series A Preferred -- A total of 2.0 shares of Common Stock will be issued to the holder of each share of Series A Preferred converted in connection with this Conversion Offer: each Series A Preferred share is currently convertible into 0.95 share of Common Stock pursuant to the Restated Certificate of Incorporation, as amended (the "Certificate") of Talley, and an additional 1.05 shares of Common Stock will be issued in respect of the conversion of each Series A Preferred share converted in accordance with this Conversion Offer.

          Series B Preferred -- A total of 2.5 shares of Common Stock will be issued to the holder of each share of Series B Preferred converted in connection with this Conversion Offer: each Series B Preferred share is currently convertible into 1.3125 shares of Common Stock pursuant to the Certificate, and an additional 1.1875 shares of Common Stock will be issued in respect of the conversion of each Series B Preferred share converted in accordance with this Conversion Offer.

This Conversion Offer is made upon the terms and subject to the conditions set forth in this Offering Circular and in the accompanying Letter of Transmittal.

     On the Expiration Date, each share of Series A Preferred will have an aggregate dividend arrearage of $5.50, and each share of Series B Preferred will have an aggregate dividend arrearage of $5.00. Pursuant to the Certificate, all unpaid dividends for the Series A and B Preferred are automatically extinguished without payment upon conversion. The conversion ratios for Series A and B Preferred remaining outstanding after the Expiration Date will NOT be adjusted on account of additional shares offered or issued in connection with this Conversion Offer. See "Talley Capital Stock" for a description of the Company's Common Stock and Series A and B Preferred and certain related matters.

     The number of additional shares of Common Stock being offered to induce conversion will NOT be adjusted by the Company for any fluctuations in the relative market values of Common Stock and Series A and B Preferred.

     No fractional shares of Common Stock will be issued in this Conversion Offer. If, upon conversion of Series A and B Preferred in connection with this Conversion Offer, a beneficial owner would thereupon be entitled to receive a total number of shares of Common Stock which, after aggregating the shares issued pursuant to the Certificate and the additional shares issued as an inducement to convert, includes a fractional share, as part of the inducement to convert the Company will issue one share of Common Stock in lieu of the fractional share.

     Beneficial owners of Series A Preferred and/or Series B Preferred who desire to convert their shares in connection with this Conversion Offer must convert all, and not less than all, of the Series A Preferred and/or Series B Preferred beneficially owned by them. By delivering or by causing the Registered Holder (as defined below) to effect delivery for conversion, each beneficial owner of such Series A and B Preferred represents and warrants that delivery has been effected with respect to all Series A and B Preferred beneficially owned by them.

     Series A and B Preferred shares delivered for conversion in connection with this Conversion Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "Conversion Offer
Procedures -- Withdrawal of Deliveries."

CONDITIONS OF THE CONVERSION OFFER

     The Company will have no obligation to accept any Series A and B Preferred shares delivered for conversion pursuant to this Conversion Offer if any of the following conditions exist, and may terminate or amend this Conversion Offer as provided herein before the acceptance of any such shares for conversion:

          (a) If, in the case of the Series A Preferred, less than 34,014 shares of Series A Preferred (51% of the 66,695 aggregate shares of Series A Preferred presently outstanding) are properly delivered for conversion (but failure to satisfy this condition as to Series A Preferred will not affect the Company's obligation as to Series B Preferred); or

          (b) If, in the case of the Series B Preferred, less than 789,422 shares of Series B Preferred (51% of the 1,547,887 aggregate shares of Series B Preferred presently outstanding) are properly delivered for conversion (but failure to satisfy this condition as to Series B Preferred will not affect the Company's obligation as to Series A Preferred); or

          (c) If any action or proceeding is instituted or is threatened in any court or by or before any governmental agency or instrumentality with respect to (i) this Conversion Offer or (ii) the Company or its capital stock which, in the judgment of the Company, has or may have a material adverse effect on the business, financial condition, operations or prospects of the Company or impairs or may impair the benefits of this Conversion Offer to the Company or the ability of the Company to proceed with this Conversion Offer; or

          (d) If the judgment against TRW, currently on appeal before the Ninth Circuit, is resolved in favor of the Company (See "Certain
     Considerations -- Considerations Applicable to Holders of Common Stock and to Both Converting and Continuing Holders of Series A and B Preferred"); or

          (e) If there has been proposed, adopted or enacted any law, statute, rule or regulation that, in the judgment of the Company, has or may have a material adverse effect on the business, financial condition, operations or prospects of the Company or impairs or may impair the material benefits of this Conversion Offer to the Company or the ability of the Company to proceed with this Conversion Offer; or

          (f) If any change or changes have occurred or are threatened in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company that, in the judgment of the Company, has or may have a material adverse effect on the Company; or

          (g) If the additional shares of Common Stock issuable under this Conversion Offer to induce conversion are not authorized for listing by the NYSE; or

          (h) If after the date of the commencement of the Conversion Offer, any tender or exchange offer for 15% or more of the outstanding shares of Common Stock, Series A Preferred or Series B Preferred (other than the Conversion Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company, shall have been proposed, announced or made by any person or entity other than the Company or any subsidiary.

     The Company reserves the right, in its judgment, (i) to terminate this Conversion Offer if any of the events set forth above has occurred and the condition is not waived by the Company, by giving oral or written notice of such termination to the Conversion Agent and (ii) to extend or otherwise amend the terms of this Conversion Offer in any manner. The amendment, extension or termination of this Conversion Offer as to Series A Preferred or Series B Preferred, or the waiver of a condition as to either series, need not be accompanied by the same action as to the other series. Any such amendment, extension or termination will be followed as promptly as practicable by public announcement thereof. If this Conversion Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose each amendment in a manner reasonably calculated to inform the holders of such amendment and, if such amended Conversion Offer would otherwise expire during such period, the Company will extend each such amended Conversion Offer for a period which the Company in its judgment deems appropriate, depending upon the significance of the amendment and the manner of disclosure to holders of the Series A and B Preferred. Any such extension will be in compliance with the applicable rules and regulations of the SEC. See "Conversion Offer
Procedures -- Expiration Date; Extension; Amendment; Termination."

     The Trustee of TSP has indicated its intention to convert all of TSP's Series B Preferred in connection with this Conversion Offer, amounting to 408,394 shares (26.38% of the Series B Preferred). In addition, the Company has been advised that virtually all of the 11,000 shares of Series B Preferred held by executive officers and directors of the Company will be converted by them in connection with this Conversion Offer (no shares of Series A Preferred are held by officers or directors).

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions and may be waived by the Company in whole or in part at any time and from time to time in the judgment of the Company. Any determination by the Company concerning the events described above will be final and binding upon all parties.

INTERESTS OF CERTAIN PERSONS IN THE CONVERSION OFFER

     No officer, director, manager, stockholder, equity holder or affiliate of the Company has any material interest, direct or indirect, in this Conversion Offer other than interests, if any, of such individuals as stockholders or equity holders of the Company that are shared by all other stockholders and equity holders of the Company. See "The Conversion Offer" above, which indicates that TSP and virtually all directors and executive officers of Talley holding Series B Preferred have informed the Company of their present intentions to convert the shares of Series B Preferred held by them in connection with this Conversion Offer; no Series A Preferred is held by any officer or director of the Company.

ANTICIPATED ACCOUNTING TREATMENT OF CONVERSION OFFER

     See "Selected Historical and Pro Forma Financial Data" for a description of the financial and accounting consequences of this Conversion Offer.

FEES AND EXPENSES

     Holders of Series A and B Preferred delivered for conversion will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the conversion of Series A and B Preferred shares or the issuance of additional shares of Common Stock in connection with this Conversion Offer. The Company will pay all reasonable out-of-pocket expenses incurred by brokers, custodians, nominees and fiduciaries in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Series A and B Preferred, and in handling or forwarding deliveries of Series A and B Preferred shares for conversion. Holders of Series A and B Preferred will be responsible for all other costs incurred in converting shares pursuant to this Conversion Offer. See "Conversion Offer Procedures -- Payment of Expenses."

INFORMATION AGENT

     Kissel-Blake Inc. is serving as Information Agent for this Conversion Offer. Its telephone number is (212) 344-6733 (Collect) or (800) 554-7733 (Toll
Free). All questions concerning this Conversion Offer and requests for additional copies of the Offering Circular and Letter of Transmittal should be directed to the Information Agent.

CONVERSION AGENT

     Chemical Mellon Shareholder Services, L.L.C. is serving as Conversion Agent for this Conversion Offer. All documents to be submitted in connection with this Conversion Offer should be delivered to the Conversion Agent at one of its addresses set forth on the back cover of this Offering Circular.

                             CERTAIN CONSIDERATIONS

     Holders of Series A and B Preferred should consider, among other things, the specific considerations set forth below as well as the other information set forth elsewhere in this Offering Circular (including the Appendices) and in the Company materials referenced in this Offering Circular before determining whether to convert shares in connection with this Conversion Offer.

CONSIDERATIONS APPLICABLE TO HOLDERS OF SERIES A AND B PREFERRED WHO DO NOT CONVERT IN CONNECTION WITH THIS CONVERSION OFFER

     The conversion of Series A and B Preferred in connection with this Conversion Offer may have certain adverse consequences to holders of Series A and B Preferred who do not convert, including the following:

     Illiquidity of Series B Preferred; Possible NYSE De-listing. The trading volume and liquidity of the Series B Preferred are substantially lower than that of the Common Stock. If a significant portion of the outstanding shares of the Series B Preferred are converted pursuant to this Conversion Offer, this reduction in the outstanding shares of Series B Preferred likely would adversely affect the liquidity of the Series B Preferred that remains outstanding. Currently, the criteria for continued listing of preferred stock on the NYSE is a public "float" (i.e., shares held by non-affiliates of the Company) of at least 100,000 shares and $2.0 million in value. If the Series B Preferred were to fail to continue to meet either of these requirements for NYSE listing, as a result of this Conversion Offer or otherwise, then the liquidity of the Series B Preferred could be impaired. In the event of such de-listing of Series B Preferred, the Company is under no obligation to arrange for a "market maker" to maintain an active trading market for the Series B Preferred in that event.

     Illiquidity of Series A Preferred. The Series A Preferred is not traded on any established market and, to the Company's knowledge, no broker or dealer "makes a market" in shares of Series A Preferred. Based upon the Company's review of the transfer records, Series A Preferred appears to change hands only sporadically. Accordingly, the Series A Preferred is, and is likely to remain, highly illiquid, and to the extent that shares of Series A Preferred are converted, the Company anticipates that any market for shares of Series A Preferred will become even more limited. Because the Series A Preferred is illiquid, holders desiring to sell their shares could find it necessary to convert their Series A Preferred into Common Stock, which would eliminate without payment any dividend arrearage.

     No Interest on Dividend Arrearages; Restrictions on Dividends. Unpaid dividends on Series A and B Preferred accumulate, but do not earn interest and are automatically extinguished without payment in the event a holder converts Series A Preferred or Series B Preferred into Common Stock. The Company's debt covenants and the priorities the Company has set for the use of available cash not required for debt service and principal reductions make it unlikely that the present dividend arrearages will be cured during the foreseeable future.

     No Adjustment in Conversion Ratio. Pursuant to the terms of the Series A and B Preferred, no adjustment will be made in the conversion ratios for Series A and B Preferred on account of dividend arrearages or on account of the additional shares of Common Stock offered or issued in connection with this Conversion Offer.

     No Redemption Right. Except in certain limited circumstances, neither Series A Preferred nor Series B Preferred is redeemable at the option of the holder; only the Company has the right to elect to redeem shares of Series A and B Preferred.

     No Appraisal or Similar Rights. No appraisal or similar rights under Delaware General Corporation Law or other applicable law will be available to holders of Series A and B Preferred electing not to convert in connection with this Conversion Offer.

CONSIDERATIONS APPLICABLE TO HOLDERS OF SERIES A AND B PREFERRED WHO DO CONVERT IN CONNECTION WITH THIS CONVERSION OFFER

     Elimination of Dividend Rights, Liquidation Preferences and Protective Covenants. Holders of Series A and B Preferred who convert their shares of Series A and B Preferred into Common Stock will no longer be entitled to the liquidation preferences, protective covenants and cumulative dividend rights of the Series A and B Preferred. See "Talley Capital Stock -- Series A Preferred"; "-- Series B Preferred." Such holders will become subject to all of the risks associated with common equity, including the preferential claims of holders of the Company's debt and holders of then-outstanding preferred stock, in the event of a liquidation, dissolution or winding up of the Company. Further, the special voting rights now exercisable by the Series A and B Preferred (by virtue of accumulated dividend arrearages) will be surrendered by holders accepting this Conversion Offer for any election after the election scheduled for the April 9, 1996 Annual Meeting, although such holders will thereafter hold voting rights as holders of Common Stock. See "Talley Capital Stock -- Common Stock"; "-- Series A Preferred"; "-- Series B Preferred."

     The Board of Directors is authorized under the Certificate, without a further vote of the stockholders of the Company, to issue up to 5,000,000 shares of preferred stock (less any shares of preferred stock then outstanding) in one or more series and to fix the designations, preferences, powers and relative, participating, optional or other rights and restrictions thereof. The Company may issue one or more series of preferred stock in the future that will have preferences over the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding-up of the Company or otherwise. See "Talley Capital Stock."

     No Adjustment for Market Price Fluctuations. Pursuant to the terms and conditions of this Conversion Offer, the number of shares of Common Stock issuable in connection with this Conversion Offer will not be adjusted on account of fluctuations in the relative market values of Common Stock and Series A and B Preferred.

     Certain Tax Consequences. A portion of the additional shares of Common Stock received by holders of Series A and B Preferred who accept this Conversion Offer will be currently taxable to the recipient as ordinary income. See "Certain Federal Income Tax Consequences."

     Restrictions on Conversion Offer. Issuance of Common Stock in connection with this Conversion Offer will be made as of the Expiration Date only after a timely receipt by the Conversion Agent of a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal. Therefore, holders of Series A and B Preferred desiring to convert such Series A and B Preferred should allow sufficient time to ensure timely delivery. The Conversion Agent and the Company are under no duty to give notification of defects or irregularities with respect to the deliveries of Series A and B Preferred for conversion.

CONSIDERATIONS APPLICABLE TO HOLDERS OF COMMON STOCK AND TO BOTH CONVERTING AND CONTINUING HOLDERS OF SERIES A AND B PREFERRED

     High Leverage; Recent Operating Results. On December 31, 1995, the Company had approximately $241.6 million in total debt and approximately $58.3 million in stockholders' equity. This Conversion Offer will not materially affect overall stockholders' equity of the Company. The continued high level of the Company's debt will continue to pose substantial risks to holders of the Company's equity securities, and could have material adverse effects on the marketability, price and future value of such securities. In addition, the Company's existing debt covenants permit the Company to incur additional indebtedness in certain circumstances.

     The Company reported net earnings of $18.0 million for the year ended December 31, 1995, including a $14.4 million extraordinary gain from the extinguishment of certain real estate debt for less than book value and a $7.0 million provision for an additional reserve on realty assets resulting from the decision to sell a property over the short-term in bulk rather than to pursue partial sales. The Company reported net earnings of $3.5 million in 1994 and experienced net losses of $6.5 million, $14.6 million, $43.2 million and $50.2 million in 1993, 1992, 1991 and 1990, respectively. See "Management's Discussion and Analysis" in Appendix A.

There can be no assurance that the Company's operations will continue to be profitable or that the Company's cash flow will be sufficient to service its significant debt.

     Debt Agreement Restrictions; Dividend Policy. The Company's debt agreements contain various restrictions on the Company's activities and require the Company to achieve and maintain certain financial ratios. Such restrictions include, among other things, significant limitations on the ability of the Company to make dividend and other payments with respect to its outstanding capital stock. These debt covenants do not permit the Company either to pay down the unpaid dividend arrearages on the Series A and B Preferred to any significant extent, or to redeem, repurchase or otherwise acquire a significant number of shares of Series A and B Preferred, except in consideration of shares of Common Stock. See "Talley Capital Stock -- Talley Debt Covenants." The Company's policy is to retain earnings for the foreseeable future for reinvestment in its businesses.

     Other Transactions to Reduce Series A and B Preferred. Following the Conversion Offer, and depending on the number of shares of Series A and B Preferred converted, the Company would not be prohibited from taking additional actions to reduce further or eliminate any remaining Series A and B Preferred. Such transactions could be undertaken on terms which are more favorable or less favorable than the Conversion Offer.

     Market Value of the Company's Securities. The market value of the Common Stock to be issued in connection with this Conversion Offer, as well as the value of Series A and B Preferred not converted, will depend on the future performance of the Company and market factors generally, which are influenced by a number of conditions beyond the Company's control.

     Dependence on Government Contracts. A significant portion of Talley's revenues has been derived historically from contracts with agencies of, and prime contractors and subcontractors to, the U.S. Government, principally the Department of Defense. Management anticipates that its defense-related government contract business will continue to represent a significant portion of its business in the future. There can be no assurance that the U.S. Government will continue its commitment to programs in which the Company's products and services are applicable, or as to the effect of any changes in Government policy on Talley's business. If the U.S. Government significantly reduces its defense spending (which has occurred during the last several years) or dramatically changes the composition of its expenditures, then the earnings of Talley's Government Products and Services segment could be materially adversely impacted. The programs in which the Company participates may extend for several years, but are normally contracted and funded on an annual basis. While Talley is currently a party to many government contracts, most of which are not, individually, material with respect to the amount of revenue generated, certain contracts have from time to time in the past accounted for significant revenues. If current contracts are not renewed when they expire, or if the Company is unsuccessful in obtaining alternative contracts prior to such time, a significant reduction in revenues could result. See "Business -- Financial Information About Industry Segments"; "-- Narrative Description of Business" in Appendix A.

     TRW Litigation. Litigation between the Company and TRW has been pending since shortly after the Company's sale of its airbag manufacturing business in 1989. In 1995, the federal district court for the district of Arizona entered judgment against TRW in favor of the Company in TRW Inc. vs. Talley Industries, Inc. et al. The court dismissed all claims asserted by TRW against the Company in that litigation while the jury reached a verdict in favor of the Company on its counterclaims against TRW, and awarded the Company a total of $138.0 million. This case is now on appeal before the Ninth Circuit. A separate trial of other claims and counterclaims between the Company and TRW is expected to commence this Spring. As with all pending litigation, the final disposition, the timing and the amount of any recovery are uncertain. See "Management's Discussion and Analysis" in Appendix A for further information.

     Sensitivity of Certain Operations to Economic Cycles. Certain of the Company's businesses, particularly its steel operations, are cyclical in nature and especially sensitive to fluctuation in general economic activity. In addition, the ceramic insulator business is particularly sensitive to housing starts. Recessionary conditions or increases in interest rates in the general economy would be likely to have an adverse impact on Talley's future operating performance.

     Real Estate Held for Orderly Disposition. Due to the prolonged downturn in the real estate sector of the economy in the southwestern U.S. and nationally in the late 1980's and early 1990's, the Company has recorded pre-tax charges against earnings to reflect write-downs and reserves in connection with the Company's real estate portfolio totaling $141.5 million since 1989. Further deterioration of these real estate markets, or a decision by the Company to sell some or all of its remaining real estate holdings in bulk, could negatively affect the Company, requiring the Company to record additional charges and adversely affecting the prices obtainable by the Company for disposition of realty assets and the timing of dispositions. In addition, market conditions may necessitate installment sales, rather than all-cash transactions, which may extend the period of time required for orderly disposition of the realty assets. As a result, the period of time necessary to achieve satisfactory dispositions of realty assets could be extended, adversely affecting the Company's ability to repay debt and reduce leverage. See "Management's Discussion and Analysis" in Appendix A.

     Competition. Competition for the Company's products and services varies widely. The markets for a number of the Company's products and services are highly competitive, and many of the Company's competitors have financial, technical, marketing, manufacturing, distribution and other resources substantially greater than those of the Company. See "Business -- Narrative Description of Business" in Appendix A.

     Environmental Matters. The Company's operations are subject to federal, state and local laws, regulations and ordinances relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials, substances and wastes used in connection with its businesses. The Company believes that its current operations are in substantial compliance with such laws, regulations and ordinances. The Company may also bear responsibility, under certain circumstances, for the activities of tenants or prior owners of its real properties, for environmental liabilities associated with businesses or properties which have been sold and for the clean-up of hazardous materials which may have been generated, stored or disposed of before the implementation of current standards and procedures. Due to the nature of the Company's operations, it is involved from time to time in administrative and judicial proceedings, inquiries and other public or private claims relating to environmental matters. There can be no assurance that material costs or liabilities will not be incurred in connection with any such proceedings, inquiries or claims. Further, modifications of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, could require capital expenditures that may have a material adverse effect on the financial position or results of operations of the Company. See "Management's Discussion and Analysis -- Environmental" in Appendix A.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Offering Circular. Such laws or interpretations are subject to change (possibly with retroactive effect) or different interpretations. The effectiveness of this Conversion Offer is not conditioned upon the receipt of any ruling from the Internal Revenue Service, and no ruling has been or will be requested on any tax matters relating to this Conversion Offer.

TAX CONSEQUENCES TO HOLDERS OF SERIES A AND B PREFERRED

     Conversion of shares of Series A and B Preferred in connection with this Conversion Offer will be treated as a recapitalization under Section 368(a)(1)(E) of the Code. Therefore, a holder of Series A Preferred or Series B Preferred accepting this Conversion Offer will not recognize gain or loss on the conversion of such holder's Series A Preferred or Series B Preferred, but will be deemed to have received a distribution to which Section 301 of the Code applies (the "Deemed Distribution") equal to the lesser of: (i) the amount by which the fair market value of the Common Stock received on the date of distribution exceeds the issue price of the Series A Preferred or Series B Preferred, as the case may be, and (ii) the amount of the unpaid dividend arrearage with respect to the Series A Preferred or Series B Preferred, as the case may be, on such date.

Assuming the Expiration Date is not extended and occurs on April 22, 1996, the dividend arrearage as of that date will be $5.50 for each share of Series A Preferred and $5.00 for each share of Series B Preferred. The Deemed Distribution will constitute a dividend for tax purposes taxable as ordinary income, to the extent of the Company's current or accumulated earnings and profits. The Company anticipates that it will have sufficient earnings and profits for tax purposes such that all of the Deemed Distribution will be taxable on this basis.

     A holder's tax basis in the Common Stock received will equal such holder's basis in the Series A Preferred or Series B Preferred converted in connection with this Conversion Offer, increased by the amount of the Deemed Distribution treated as a taxable dividend. A holder will have a split holding period for each share of Common Stock. The holding period for a portion of each such share will commence on the date such share is actually or constructively received by the holder pursuant to this Conversion Offer. Although there is no authority precisely on point, it is believed that the portion that will have this new holding period will be equal to the fraction determined by dividing the amount of the Deemed Distribution on the shares of converted Series A Preferred or Series B Preferred, as the case may be, by the aggregate fair market value of the shares of Common Stock received in connection with this Conversion Offer. The holding period for the remaining fractional portion of each such share of Common Stock will include the period for which the Series A Preferred or Series B Preferred, as the case may be, was held by the holder.

     A dividends received deduction equal to 70 percent of the amount of the Deemed Distribution that is taxable as a dividend is generally available to corporate stockholders, but with certain exceptions based on the particular circumstances of the stockholder, including the denial of the deduction for certain preferred stock owned for less than 90 days. The Clinton Administration has recently proposed that the 70 percent deduction be reduced. A corporate stockholder may be required to reduce its basis in shares of Common Stock by the amount of the dividends received deduction if the portion of the Deemed Distribution taxable as a dividend constitutes an "extraordinary dividend," within the meaning of Section 1059 of the Code. Corporate stockholders should consult their own tax advisors concerning the availability of the dividends received deduction and the application of the extraordinary dividend rules in this situation.

TAX CONSEQUENCES TO THE COMPANY

     The Company will not recognize gain or loss in connection with the transactions contemplated by this Conversion Offer. The Company's current or accumulated earnings and profits for tax purposes will be deemed to have been reduced to the extent of the aggregate Deemed Distributions are recognized by holders of Series A and B Preferred converting shares in connection with this Conversion Offer.

THE ABOVE DISCUSSION IS OF A GENERAL NATURE AND DOES NOT FULLY ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OR THE FEDERAL INCOME TAX CONSEQUENCES FOR STOCKHOLDERS WHO DO NOT HOLD SERIES A PREFERRED OR SERIES B PREFERRED AS A CAPITAL ASSET OR FOR FOREIGN STOCKHOLDERS. THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY, AND EACH STOCKHOLDER SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR AS TO THE CONSEQUENCES OF THIS CONVERSION OFFER.

                              TALLEY CAPITAL STOCK

     At the present time Talley's Certificate authorizes the issuance of 20,000,000 shares of $1 par value Common Stock and 5,000,000 shares of $1 par value preferred stock ("Talley Preferred Stock"). On February 27, 1996, there were issued and outstanding 11,959,501 shares of Common Stock (including the 1,905,849 shares issued in the Series D Conversion), and 4,657,480 shares in the aggregate were reserved for issuance upon conversion of the Series A and B Preferred, at their current stated conversion ratios, exercise of employee stock options, issuance pursuant to TSP, and issuance in connection with a 1994 acquisition. If all holders of Series A and B Preferred were to convert their Series A and B Preferred in connection with this Conversion Offer, 1,908,146 additional shares of Common Stock (plus a limited number of shares issuable in lieu of fractional shares) would be issued and outstanding (over and above the shares into which the Series A and B Preferred are convertible by their stated terms). In addition, subject to approval at the April 9, 1996 Annual Meeting, up to an additional 1,400,000 shares would be reserved for issuance pursuant to the employee stock plans.

     Shares of Common Stock and Talley Preferred Stock authorized by the Certificate, but not outstanding or reserved for issuance, may be issued in the judgment of Talley's Board of Directors from time to time for such consideration as the Board of Directors may determine and for any corporate purpose, without further action by the stockholders, except as may be required by law or by the rules of the NYSE. As permitted by the General Corporation Law of Delaware, such authorized and unissued shares of Talley Preferred Stock may be issued in such series, and with such designations, relative rights and preferences (including voting rights), as the Board may determine.

     Certain of the rights of the holders of Series A Preferred, Series B Preferred and Common Stock are summarized below. Reference is made to the Powers, Preferences, Rights and Limitations of the Series A Preferred and Series B Preferred included herein as Appendices B and C, respectively, for a complete statement of the applicable provisions.

     No holders of any shares of capital stock of Talley have any preemptive or comparable rights. All of the shares of Talley Preferred Stock and Common Stock now outstanding or to be issued upon acceptance of this Conversion Offer, are, or upon issuance will be, fully paid and non-assessable.

     Each share of Common Stock outstanding has attached to it one Preferred Stock Purchase Right (the "Purchase Rights") that entitles its holder, in certain circumstances, to purchase Series C Preferred Stock at a stated price or shares of Common Stock having a market value of two times the exercise price of the right. Purchase Rights are also attached to all newly issued shares of Common Stock. In addition to the Purchase Rights, the Certificate and the Company's By-Laws contain certain provisions that may deter certain takeover attempts, including, but not limited to provisions: (i) establishing a classified Board of Directors; (ii) authorizing shares of preferred stock with respect to which the Board of Directors has the power to fix the preferences, privileges and restrictions, without any further vote or action by the stockholders; (iii) requiring the vote of holders of four-fifths of the voting power of the Company in order to remove directors (who may be removed only for cause), to approve certain business transactions with holders of 5% of the voting power of the Company, and to amend certain provisions of the Certificate and By-Laws; (iv) permitting stockholder action to be taken only at an annual meeting or special meeting of stockholders, and not by written consent in lieu of a meeting; and (v) permitting special meetings of stockholders to be called only by the Board of Directors, the Chairman of the Board, or the President of the Company. The foregoing provisions, together with certain provisions of Delaware law, insofar as they may deter takeover attempts, may affect the market prices of Talley's outstanding capital stock.

COMMON STOCK

     Subject to the rights of holders of Talley Preferred Stock, the holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors, to cast one vote for each share on all matters submitted to the vote of stockholders, and, upon liquidation, to share ratably in any assets available for distribution to them. See "Certain
Considerations -- Considerations Applicable to Holders of Common Stock and to Both Converting and Continuing Holders of Series A and B Preferred." However, it is not likely that dividends can or would be declared on Common Stock for the foreseeable future.

     By its terms, Common Stock does not entitle the holders thereof to any of the preferences to which the Series A and B Preferred are entitled, such as priority to the payment of dividends and to the distribution of assets in the event of a liquidation of the Company, and special voting rights in the case of dividend arrearages.

PREFERRED STOCK

     As stated above, Talley Preferred Stock may be issued from time to time in one or more series. The shares of each series of Talley Preferred Stock are entitled to dividends as determined by the Board of Directors before any dividend may be paid to the Common Stock with respect to the same dividend period.

The Talley Preferred Stock also has certain liquidation preferences. At the present time there are two series of Talley Preferred Stock outstanding, namely, Series A Preferred and Series B Preferred. The following summary descriptions of the Series A and B Preferred are qualified in their entirety by the Certificates of Designation included in Appendices B and C, respectively. There are no shares of Series C Preferred Stock presently outstanding, although that series has been authorized by the Company's Board of Directors.

SERIES A PREFERRED

     Dividend Rights. Holders of Series A Preferred are entitled to receive cumulative dividends (when and as declared), payable quarterly (on March 15, June 15, September 15 and December 15 each year), at the annual rate of $1.10 per share. No dividends or other distributions may be paid on Common Stock, nor may any shares of Common Stock or Talley Preferred Stock be redeemed, retired, purchased or otherwise acquired, unless at the time thereof dividends on all outstanding shares of Series A Preferred for all past quarterly periods (and the current period) have been paid or declared and sufficient funds set aside therefor.

     Voting Rights. Except when they have class voting rights as described below, holders of Series A Preferred are entitled to four-tenths of a vote per share on all matters voted on by stockholders (including election of directors); such votes may not be cumulated.

     Talley may not create any class of capital stock ranking prior to the Series A Preferred, nor make any adverse change in the rights of the Series A Preferred, without the approval of the holders of at least two-thirds of the aggregate number of shares outstanding of Series A Preferred, Series B Preferred, and any other series of Talley Preferred Stock hereafter accorded the same right, voting separately as a class without regard to series. Talley may not increase the number of authorized shares of Talley Preferred Stock to more than 5,000,000, nor create any class of capital stock ranking on a parity with the Talley Preferred Stock, without the approval of the holders of at least a majority of the aggregate number of shares outstanding of Series A Preferred and any other series of Talley Preferred Stock accorded the same right (including the Series B Preferred), voting separately as a class, without regard to series.

     If dividends on the Series A Preferred are in arrears for six or more quarterly periods (as is the case presently), the authorized number of directors of Talley is required to be increased by two, and holders of Series A Preferred, Series B Preferred and any other series of Talley Preferred Stock hereafter accorded the same rights, have the right, voting separately as a class without regard to series, to elect two persons to fill such directorships. See "Background of the Conversion Offer."

     Conversion. Each share of Series A Preferred is convertible into Common Stock at the ratio of 0.95 share of Common Stock for each share of Series A Preferred. This ratio is subject to adjustment in the event of subdivision, combination or reclassification of Common Stock, the issuance of rights or warrants to purchase Common Stock at less than the prevailing market price, or the payment of stock dividends on Common Stock (other than common stock dividends of 3% or less paid in any one-year period ending on July 1). No adjustment in the conversion ratio is made on account of unpaid dividends at the time of any conversion, and all such dividends are automatically extinguished without payment on conversion. Further, no adjustment in the conversion ratio will be made on account of the offer or issuance of Common Stock in connection with this Conversion Offer. In the event of redemption of any shares of Series A Preferred, the conversion rights thereof expire on the tenth day before the date fixed for such redemption.

     Redemption. Shares of Series A Preferred are redeemable at the option of Talley at any time, at a redemption price of $25.00 per share, plus unpaid dividends thereon to the date fixed for redemption. The Series A Preferred is not redeemable at the option of the holder.

     Liquidation. In the event of liquidation, dissolution or winding up of Talley, whether voluntary or involuntary, holders of Series A Preferred are entitled to receive, out of any assets available for distribution to stockholders, $25.00 per share plus any unpaid dividends, before any payment may be made in respect of Common Stock or any subordinate class or series of Talley's capital stock, but have no further right of participation in the remaining assets. If, on any liquidation, dissolution or winding up of Talley, the assets available for distribution to holders of shares of Talley Preferred Stock of all series are insufficient to pay such holders the full preferential amount to which they are entitled, then such assets will be distributed ratably among the shares of all series then outstanding of Talley Preferred Stock in accordance with the respective preferential amounts payable with respect thereto.

SERIES B PREFERRED

     Dividend Rights. Holders of Series B Preferred are entitled to receive cumulative dividends (when and as declared), payable quarterly (on January 8, April 8, July 8 and October 8 each year), at the annual rate of $1.00 per share. No dividends or other distributions may be paid on the Common Stock nor may any shares of Common Stock or Talley Preferred Stock be redeemed, retired, purchased or otherwise acquired, unless at the time thereof dividends on all outstanding shares of Series B Preferred for all past quarterly periods (and the current period) have been paid or declared and sufficient funds set aside therefor.

     Voting Rights. Except when they have class voting rights as described below, holders of Series B Preferred are entitled to one vote per share on all matters voted on by stockholders (including election of directors); such votes may not be cumulated.

     Talley may not create any class of capital stock ranking prior to the Series B Preferred, nor make any adverse change in the rights of the Series B Preferred, without the approval of the holders of at least two-thirds of the aggregate number of shares outstanding of Series B Preferred, Series A Preferred, and any other series of Talley Preferred Stock hereafter accorded the same right, voting separately as a class without regard to series. Talley may not increase the number of authorized shares of Talley Preferred Stock to more than 5,000,000 or create any class of capital stock ranking on a parity with the Talley Preferred Stock, without the approval of the holders of at least a majority of the aggregate number of shares outstanding of Series B Preferred, Series A Preferred, and any other series of Talley Preferred Stock accorded the same right, voting separately as a class without regard to series.

     If dividends on the Series B Preferred are in arrears for six or more quarterly periods (as is the case presently), the authorized number of directors of Talley is required to be increased by two, and holders of Series B Preferred, Series A Preferred, and any other series of Talley Preferred Stock hereafter accorded the same rights, have the right, voting separately as a class without regard to series, to elect two person to fill such directorships. See "Background of the Conversion Offer."

     Conversion. Each share of Series B Preferred is convertible into Common Stock at the ratio of 1.3125 shares of Common Stock for each share of Series B Preferred. This ratio is subject to adjustment in the event of subdivision, combination or reclassification of Common Stock, the issuance of rights or warrants to purchase Common Stock at less than the prevailing market price, or the payment of stock dividends on Common Stock (other than common stock dividends of 3% or less paid in any one-year period ending on May 14). No adjustment in the conversion ratio is made on account of unpaid dividends at the time of any conversion, and all such dividends are automatically extinguished without payment on conversion. Further, no adjustment in the conversion ratio will be made on account of the offer or issuance of additional shares of Common Stock in connection with this Conversion Offer. In the event of redemption of any shares of Series B Preferred, the conversion rights thereof expire on the tenth day before the date fixed for such redemption.

     Redemption. Shares of Series B Preferred are redeemable at the option of Talley at a price of $52.50 per share plus all dividends unpaid thereon to the date fixed for redemption. The Series B Preferred is not redeemable at the option of the holder.

     Liquidation. Upon any liquidation, dissolution or winding up of Talley, holders of Series B Preferred are entitled to receive, out of any assets available for distribution to stockholders, $20.00 per share if such liquidation, dissolution or winding up is involuntary, or $52.50 per share if voluntary, plus any unpaid dividends, before any payment may be made in respect of Common Stock or any subordinate class or series of Talley capital stock, but have no further right of participation in the remaining assets. If, on any liquidation, dissolution or winding up of Talley, the assets available for distribution to holders of shares of Talley Preferred Stock of all series then outstanding are insufficient to pay such holders the full preferential amount to which they are entitled, then such assets will be distributed ratably among the shares of all series of Talley Preferred Stock in accordance with the respective preferential amounts payable with respect thereto.

TALLEY DEBT COVENANTS

     The Company's outstanding debt covenants require specified fixed charge coverage ratios, working capital levels, capital expenditure limits, net worth levels, cash flow levels and certain other restrictions, including limitations on dividends payable on Talley's capital stock and other payments and incurrence of debt. See "Notes to Consolidated Financial Statements -- Long-Term Debt" in Appendix A.

                           COMPARATIVE MARKET PRICES

     The Common Stock and Series B Preferred are listed under the symbols TAL and TALB, respectively, on the NYSE. There is no active market for the Series A Preferred. Set forth below are the closing prices per share of the Company's Common Stock and Series B Preferred, respectively, on the NYSE on (i) March 19, 1996, the last trading day before public announcement of this Conversion Offer, and (ii) March 20, 1996, the last trading day before the date of this Offering
Circular:

                                    CLOSING PRICE PER SHARE       CLOSING PRICE PER SHARE
    DATE                               OF COMMON STOCK             OF SERIES B PREFERRED
    ----                            -----------------------      ------------------------
    March 19, 1996................       7 3/8 $                           1$6 3/8
    March 20, 1996................       7 1/4 $                           1$7 1/2

     The following table sets forth the high and low reported closing prices per share of the Company's Common Stock and Series B Preferred on the NYSE for the calendar quarters indicated.

                                                      COMMON                 SERIES B
                                                      STOCK                  PREFERRED
                                                  ---------------        -------------------
1995                                              HIGH        LOW        HIGH        LOW
                                                  ----        ---        ----        ----
First Quarter...................................  $10 1/4     $7 3/8     $15 1/2     $12 1/2
Second Quarter..................................  $11         $7 1/2     $17 1/8     $13 1/2
Third Quarter...................................  $ 9 3/4     $7 5/8     $16 1/2     $14 1/2
Fourth Quarter..................................  $ 9 1/4     $7 5/8     $16 1/2     $12 7/8
1996
First Quarter (through March 20, 1996)..........  $ 8 5/8     $7         $17 1/2     $15 3/4

     HOLDERS OF SERIES A AND B PREFERRED ARE ADVISED TO OBTAIN CURRENT NYSE MARKET QUOTATIONS FOR THE COMMON STOCK AND SERIES B PREFERRED BEFORE MAKING A FINAL DECISION ON THIS CONVERSION OFFER. No assurance can be given as to the market price of Common Stock or Series B Preferred at any time. No adjustment in the number of shares of Common Stock issuable in connection with this Conversion Offer will be made for fluctuations in the market price of Common Stock, Series A Preferred or Series B Preferred.

     As of February 27, 1996, there were 2,542 record holders of Common Stock, 42 record holders of Series A Preferred and 1,248 record holders of Series B Preferred. TSP currently holds 784,693 shares of Common Stock and 408,394 shares of Series B Preferred. If, pursuant to this Conversion Offer, TSP converts all such shares of Series B Preferred, TSP will then hold a total of 1,805,678 shares of Common Stock; the Trustee of TSP has informed the Company of its present intention to convert all shares of Series B Preferred held by TSP in connection with this Conversion Offer.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     Included in Appendix A are the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis. Holders of Series A and B Preferred should refer to Appendix A for detailed financial information about the Company.

     The following historical and pro forma unaudited financial information for the year ended December 31, 1995 is based on the consolidated financial statements of the Company and has been prepared to give effect to this Conversion Offer (and the Series D Conversion), as if each had been consummated at the beginning of 1995. The pro forma adjustments assume acceptance of this Conversion Offer, in the alternative, by holders of 51% and 100% of the outstanding shares of Series A and B Preferred and, in each case, 100% of the Series D Preferred (the Series D Conversion was completed effective February 16,
1996). The pro forma financial information does not purport to be indicative of the results which would actually have been obtained had such transactions been completed as of the assumed date and for the period presented or which may be obtained in the future, and should be read in conjunction with the consolidated financial statements of the Company and the related notes appearing in Appendix A to this Offering Circular. The assumptions on which the following pro forma financial information is based are further described in the accompanying footnotes.

                                                             ASSUMING CONVERSION OF 51% OF SERIES A
                                                                      AND B PREFERRED AND
                                                                   100% OF SERIES D PREFERRED
                                                            ----------------------------------------
YEAR ENDED DECEMBER 31, 1995                                                PRO FORMA
(AMOUNTS IN THOUSANDS, EXCEPT                                               ADJUSTMENTS
RATIOS AND PER SHARE AMOUNTS)                               HISTORICAL      (A)(B)(C)      PRO FORMA
----------------------------------------------------------  ----------     -----------     ---------
Revenue...................................................   $ 385,286            --       $ 385,286
                                                                ======         =====          ======
Earnings before extraordinary gains.......................   $   3,555       $  (200)          3,355
Extraordinary gains.......................................      14,409            --          14,409
                                                                ------         -----          ------
Net earnings..............................................   $  17,946       $  (200)      $  17,764
                                                                ======         =====          ======
Net earnings applicable to common shares (after deduction
  of preferred stock dividends)...........................   $  15,801       $ 1,168       $  16,969
                                                                ======         =====          ======
Net earnings per share of common stock and common stock
  equivalents.............................................   $    1.28       $ (0.15)      $    1.13
                                                                ======         =====          ======
Weighted average shares outstanding(c)....................      14,001         1,678          15,679
                                                                ======         =====          ======
Ratio of earnings to fixed charges and preferred stock
  dividends(d)............................................        1.15          0.04            1.19
                                                                ======         =====          ======
Working capital...........................................   $  95,402       $  (200)      $  95,202
Total assets..............................................     372,599          (200)        372,399
Stockholder equity........................................      58,334          (200)         58,134
Book value per share of common stock(g)...................   $     .27       $  3.37       $    3.64

                                                            ASSUMING CONVERSION OF 100% OF SERIES A
                                                                        AND B PREFERRED
                                                                 AND 100% OF SERIES D PREFERRED
                                                            ----------------------------------------
                                                                            PRO FORMA
                                                                           ADJUSTMENTS
                                                            HISTORICAL      (B)(E)(F)      PRO FORMA
                                                            ----------     -----------     ---------
Revenue...................................................   $ 385,286            --       $ 385,286
                                                                ======         =====          ======
Earnings before extraordinary gains.......................   $   3,555       $  (200)          3,355
Extraordinary gains.......................................      14,409            --          14,409
                                                                ------         -----          ------
Net earnings..............................................   $  17,946       $  (200)      $  17,764
                                                                ======         =====          ======
Net earnings applicable to common shares (after deduction
  of preferred stock dividends)...........................   $  15,801       $ 1,963       $  17,764
                                                                ======         =====          ======
Net earnings per share of common stock and common stock
  equivalents.............................................   $    1.28       $ (0.21)      $    1.07
                                                                ======         =====          ======
Weighted average shares outstanding (c)...................      14,001         2,615          16,616
                                                                ======         =====          ======
Ratio of earnings to fixed charges and
  preferred stock dividends(d)............................        1.15          0.07            1.22
                                                                ======         =====          ======
Working capital...........................................   $  95,402       $  (200)      $  95,202
Total assets..............................................     372,599          (200)        372,399
Stockholder equity........................................      58,334          (200)         58,134
Book value per share of common stock(g)...................   $     .27       $  2.47       $    2.74

---------------
(a) Assumes that 51% of the outstanding shares of Series A Preferred were converted in connection with this Conversion Offer and an aggregate of approximately 68,000 shares of Common Stock were issued -- approximately 36,000 representing the inducement to convert, and that 51% of the outstanding shares of Series B Preferred were converted pursuant to this Conversion Offer and an aggregate of 1,974,000 shares of Common stock were issued -- approximately 937,000 representing the inducement to convert. Also gives effect to the conversion of 100% of the Series D Preferred pursuant to the Series D Conversion, and the issuance of an aggregate of 1,905,849 shares of Common Stock (which transaction was completed effective February 16, 1996) -- 702,919 representing the inducement to convert. The annual dividend requirement, adjusted for such assumed conversions for Series A and B Preferred and for conversion of Series D Preferred, would have been reduced by approximately $37,000, $789,000 and $541,000, respectively. See note (f) below.

(b) Does not include the one time non-cash charge for the additional shares issuable in connection with this Conversion Offer: 2.0 shares issued in connection with each share of Series A Preferred (of which, 0.95 share is issuable pursuant to the Certificate), 2.5 shares issued in connection with each share of Series B Preferred (of which, 1.3125 shares are issuable pursuant to the Certificate); and for the additional shares issued pursuant to the conversion of the Series D Preferred (an additional 702,919 shares were issued pursuant to the conversion of the Series D Preferred: 15.8 shares issued in connection with each share of Series D Preferred (of which, 10.0 were issued pursuant to the Certificate). This charge does not affect net income or balance sheet items; only earnings applicable to common stockholders and net earnings per common share are affected.

(c) Weighted average shares outstanding includes Common Stock and Common Stock equivalents. Average Common Stock equivalents on a historical basis includes shares of Series A Preferred, Series B Preferred and Series D Preferred in the amounts of 64,000, 2,032,000 and 1,203,000, respectively. On a pro forma basis the weighted average shares outstanding excludes any shares of Talley Preferred Stock assumed to be converted but does include the Common Stock assumed to be issued in connection with the conversion of such shares.

(d) In computing the ratio of earnings to fixed charges and preferred stock dividends, "earnings" represent pre-tax income from continuing operations plus fixed charges, exclusive of interest capitalized. "Fixed charges and preferred stock dividends" consists of interest expense (including capitalized interest), that portion of rental expense which is representative of the interest factor, and preferred stock dividend requirements which represents the dividend amount increased by the pretax earnings from continuing operations that would be required to cover such dividend requirements. Due to the carryforward of the net operating loss tax benefits in the period, there was no federal tax provision that would increase the dividend amount. The ratio of earnings to fixed charges and preferred stock dividends for the year ending December 31, 1994 was 0.91. The earnings in 1994 were inadequate to cover fixed charges and preferred stock dividends by $3.0 million.

(e) Adjustments give effect to fees and expenses the Company will be required to pay in cash in connection with this Conversion Offer, estimated to be $200,000, which will be accounted for as a reduction in Stockholders' equity.

(f) Assumes that 100% of the outstanding shares of Series A Preferred were converted in connection with this Conversion Offer and an aggregate of approximately 133,000 shares of Common Stock were issued -- approximately 70,000 representing the inducement to convert, and that 100% of the outstanding shares of Series B Preferred were converted pursuant to this Conversion Offer and an aggregate of 3,870,000 shares of Common Stock were issued -- approximately 1,838,000 representing the inducement to convert. Also gives effect to the conversion of 100% of the Series D Preferred in connection with the Series D Conversion and the issuance of an aggregate of 1,905,849 shares of Common Stock were issued (which transaction was completed effective February 16, 1996) -- 702,919. The dividend requirement, assuming the conversions noted for the Series A Preferred, Series B Preferred and Series D Preferred, would have been reduced by approximately $73,000, $1,548,000 and $541,000, respectively.

(g) Book value per share is computed by dividing stockholders' equity by the number of shares of Common Stock outstanding. Stockholders' equity has been reduced by the involuntary liquidation value and the dividend arrearage for Series A and B Preferred outstanding. Stockholders' equity on a historical basis was also reduced by the actual value of Common Stock issued in connection with the Series D Conversion -- which transaction was completed effective February 16, 1996.

                          CONVERSION OFFER PROCEDURES

EXPIRATION DATE; EXTENSION; AMENDMENT; TERMINATION

     This Conversion Offer will expire at 5:00 p.m., New York City time, on April 22, 1996, unless extended by the Company.

     The Company reserves the right, in its judgment, (i) to terminate this Conversion Offer if any of the events set forth under the caption "The Conversion Offer -- Conditions of the Conversion Offer" have occurred and have not been waived by the Company, by giving oral or written notice of such termination to the Conversion Agent and (ii) to extend or otherwise amend the terms of this Conversion Offer in any manner. The amendment, extension or termination of this Conversion Offer as to Series A Preferred or Series B Preferred, or the waiver of a condition as to either series, need not be accompanied by the same action as to the other series. Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof. If this Conversion Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose each amendment in a manner reasonably calculated to inform the holders of such amendment and, if such amended Conversion Offer would otherwise expire during such period, the Company will extend each such amended Conversion Offer for a period which the Company in its judgment deems appropriate, depending upon the significance of the amendment and the manner of disclosure to holders of the Series A and B Preferred. Any such extension will be in compliance with the applicable rules and regulations of the SEC.

     Subject to applicable law (including Rule 13e-4(e)(2) under the Exchange Act, to the extent it may be applicable or relevant, which requires that material changes be promptly disseminated to holders in a manner reasonably calculated to inform them of such changes) and without limiting the manner in which the Company may choose to make a public announcement, if any, of any extension, amendment, waiver or termination of this Conversion Offer, the Company will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

     If, prior to the Expiration Date, the Company should decide to increase or decrease the number of shares of Series A and B Preferred that it desires to be converted or to increase or decrease the additional shares of Common Stock being offered as an inducement in this Conversion Offer and, at the time notice of any such increase or decrease is first published, sent or given to holders of such shares, this Conversion Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, this Conversion Offer will be extended at least until the expiration of such ten business day period. For purposes of this Conversion Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

PROCEDURES FOR CONVERSION

     The delivery of certificates for shares of Series A and B Preferred for conversion in this Conversion Offer by a holder pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth in this Offering Circular, in the Letter of Transmittal, and in the Certificate.

     The holder of a share or shares of Series A Preferred or Series B Preferred may exercise the conversion rights as to such shares under the Certificate and receive the additional Common Stock offered in connection with this Conversion Offer by delivering to the Conversion Agent the certificate or certificates for all of the Series A and B Preferred held by such holder, together with the properly completed Letter of Transmittal (or manually signed facsimile thereof), executed by the Registered Holder (defined below) thereof, and any other documents required by the Letter of Transmittal (such as appropriate stock powers, if the certificates for such shares of Series A and B Preferred have not been endorsed, and evidence of authority to act, if the Letter of Transmittal or any certificates for such shares of Series A and B Preferred or related stock powers are signed by someone acting in a fiduciary or representative capacity), all of which must be received by the Conversion

Agent at one of its addresses set forth on the back cover of this Offering Circular prior to 5:00 p.m., New York City time, on the Expiration Date. The term "Registered Holder" will mean the person in whose name the Series A Preferred or Series B Preferred is registered on the books of the Company's transfer agent. LETTERS OF TRANSMITTAL AND CERTIFICATES FOR SHARES OF SERIES A AND B PREFERRED SHOULD BE DELIVERED TO THE CONVERSION AGENT AND NOT TO THE COMPANY.

     The Conversion Agent will make a request promptly after the date of this Offering Circular to establish accounts with respect to the Series A and B Preferred at the Depository Trust Company ("DTC"), and the Philadelphia Depository Trust Company ("PHILADEP", and together with DTC, collectively referred to as the "Book Entry Transfer Facilities") for the purpose of facilitating this Conversion Offer. Any financial institution that is a participant in any of the Book Entry Transfer Facilities systems may make book entry transfer of the Series A and B Preferred to the Conversion Agent by causing DTC or PHILADEP to transfer such Series A and B Preferred into the Conversion Agent's account in accordance with such Book Entry Transfer Facility's procedure for such transfer. (Such transfer shall not affect the beneficial ownership of the transferred shares.) Although transfer of Series A and B Preferred may be effected through book entry transfer into the Conversion Agent's account at DTC or PHILADEP, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Conversion Agent at one of its addresses as set forth on the back cover of this Offering Circular prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO A BOOK ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE CONVERSION AGENT.

     Signatures on the Letter of Transmittal must be guaranteed by a firm that is a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in one of the signature guarantee programs described in the Letter of Transmittal (each, an "Eligible Institution") unless the certificate or certificates for the shares of Series A and B Preferred to be converted pursuant thereto are delivered (i) by a Registered Holder of such shares who has not completed either of the boxes entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

     THE METHOD OF DELIVERY TO THE CONVERSION AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SUCH DELIVERY IS BY MAIL IT IS RECOMMENDED THAT HOLDERS USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE CONVERSION AGENT BEFORE THE EXPIRATION DATE.

     Only a Registered Holder of Series A Preferred or Series B Preferred may deliver certificates for shares of Series A and B Preferred for conversion in this Conversion Offer. If the Letter of Transmittal is signed by a person other than the Registered Holder of the Series A and B Preferred, the certificates representing such Series A and B Preferred must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the Registered Holder (or Registered Holders) appear on such certificates, together with a letter (or other evidence) describing the transaction pursuant to which the Series A and B Preferred was transferred. If the Letter of Transmittal or any certificates for shares of Series A and B Preferred or related stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, provide evidence satisfactory to the Company of their authority to so act.

     Any beneficial owner whose Series A and B Preferred is registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to convert such shares in connection with this Conversion Offer should contact such Registered Holder promptly and instruct such Registered Holder to effect delivery on its behalf. If such beneficial owner wishes to effect delivery on its own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the certificate or certificates for its shares of Series A and B Preferred or effecting delivery through the Book Entry Transfer Facilities described above, either make appropriate arrangements to register ownership of the Series A and B Preferred in such holder's name or obtain a properly completed stock power from the Registered Holder. Beneficial owners should be aware that the transfer of record ownership may take considerable time.

     By delivering certificates for shares of Series A and B Preferred for conversion in connection with this Conversion Offer, each Registered Holder represents and warrants to the Company that such Registered Holder has full power and authority to convert such shares of Series A and B Preferred and that such shares are free and clear of all liens, restrictions, charges and encumbrances and are not subject to any adverse claim. Each Registered Holder will, upon request, execute and deliver any additional documents deemed by the Conversion Agent or the Company to be necessary or desirable to complete the conversion of the Series A and B Preferred delivered by such Registered Holder.

GUARANTEED DELIVERY PROCEDURES

     If a Registered Holder of the Series A Preferred or Series B Preferred desires to deliver the certificate or certificates for shares to be converted and such certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis), or time will not permit such holder's certificates or other required documents to reach the Conversion Agent before the Expiration Date, a delivery for conversion may be effected if (i) the delivery is made by or through an Eligible Institution, (ii) prior to the Expiration Date, the Conversion Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of Series A and B Preferred and the number of shares of Series A and B Preferred to be converted, stating that the delivery for conversion is being made thereby and guaranteeing that, within three NYSE trading days after execution of the Notice of Guaranteed Delivery, the certificates for Series A and B Preferred to be converted, in proper form for conversion, or book-entry confirmation, along with a duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Conversion Agent, and (iii) the certificates for Series A and B Preferred to be converted, in proper form for conversion, or book-entry confirmation, along with a duly executed Letter of Transmittal, and all other documents required by the Letter of Transmittal are received by the Conversion Agent within three NYSE trading days after execution of Notice of Guaranteed Delivery.

EFFECTIVE DELIVERIES; COMPLIANCE WITH CONDITIONS OF THIS CONVERSION OFFER; DELIVERY OF COMMON STOCK

     Upon the terms and subject to the conditions of the Certificate and this Conversion Offer (including the terms and conditions of any extension or amendment), the certificates for all shares of Series A and B Preferred to be converted that are validly delivered pursuant to this Conversion Offer and not properly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted and deemed delivered to the Company for conversion pursuant to the Certificate and will be converted as of the Expiration Date and entitled to the additional benefits of this Conversion Offer. Each Letter of Transmittal for validly delivered certificates that is not withdrawn will constitute written notice of conversion pursuant to the respective terms of the Series A Preferred and Series B Preferred; provided, that such notice of conversion will not be deemed delivered or effective until the Company has notified the Conversion Agent of acceptance as set forth below. The Company, through the Conversion Agent, will deliver certificates for Common Stock issued in respect of converted shares within five NYSE trading days following the later to occur of (i) the Expiration Date or (ii) receipt of the certificate or certificates for shares of Series A and B Preferred to be converted and all other documents required by the Letter of Transmittal pursuant to the guaranteed delivery procedures set forth herein. See "Conversion Offer
Procedures -- Guaranteed Delivery Procedures."

     All questions as to the validity, form, eligibility (including time of receipt), delivery and withdrawal of certificates for shares of Series A and B Preferred will be resolved by the Company, whose determination will be final and binding on all parties. The Company reserves the absolute right to reject any or all deliveries for conversion that are not in proper form or which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right, in its judgment, to waive any irregularities or conditions of delivery as to particular Series A and B Preferred. The Company's interpretation of the terms and conditions of this Conversion Offer (including the instructions in the Letter of Transmittal) and the Certificate will be final and binding. Unless waived, any irregularities or defects in connection with deliveries must be cured within such time as the Company determines. Neither the Company, the Conversion Agent nor any other person will be under any duty to give notification of irregularities or defects in such deliveries or shall incur any liability for failure to give such notification. Deliveries will not be deemed to have been made until such irregularities have been cured or waived.

     If any shares of Series A and B Preferred are not converted in connection with this Conversion Offer because of an invalid delivery, the occurrence or nonoccurrence of certain other events set forth herein or otherwise, such unaccepted certificates for such shares of Series A and B Preferred will be returned, at the Company's expense, to the Registered Holder thereof as promptly as practicable after the Expiration Date or the termination of this Conversion Offer, as applicable.

WITHDRAWAL OF DELIVERIES

     Any holder of Series A Preferred or Series B Preferred who has delivered a certificate or certificates for, or effected delivery with respect to, shares of Series A and B Preferred for conversion may withdraw such delivery at any time prior to 5:00 p.m., New York City time, on the Expiration Date and unless already accepted for conversion by the Company, may be withdrawn at any time after 12:00 midnight, New York City time, on May 16, 1996 (such date and time being the expiration of 40 business days from the commencement of the Conversion Offer).

     To be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must (i) be received by the Conversion Agent at one of the addresses set forth on the back cover of this Offering Circular prior to 5:00 p.m., New York City time, on the Expiration Date, (ii) specify the name of the person having made or effected the delivery to be withdrawn, (iii) identify the Series A and B Preferred with respect to which delivery is to be withdrawn and
(iv) be (a) signed by the Registered Holder in the same manner as the original signature on the Letter of Transmittal by which the certificates representing such Series A and B Preferred were delivered (including any required signature guarantees) or (b) accompanied by evidence satisfactory to the Company that the Registered Holder withdrawing such delivery has succeeded to beneficial ownership of such Series A and B Preferred. If certificates representing Series A and B Preferred have been delivered or otherwise identified to the Conversion Agent, the name of the Registered Holder and the serial numbers of the particular certificate(s) to be withdrawn must also be so furnished to the Conversion Agent as aforesaid prior to the physical release of the withdrawn certificate(s). A properly withdrawn delivery will thereafter be deemed not validly delivered for purposes of this Conversion Offer; provided, however, that delivery may be again made following one of the procedures described herein at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, whose determination will be final and binding on all parties. Neither the Company, the Conversion Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

PAYMENT OF EXPENSES

     This Conversion Offer is being made by the Company in reliance on the exemption from the Securities Act registration requirements afforded by Section 3(a)(9) thereof. Therefore, the Company has not retained any dealer-manager in connection with this Conversion Offer and will not make any payments to brokers, dealers, salespersons or others for soliciting conversion in connection with this Conversion Offer. The Company, however, will pay each of the Information Agent and the Conversion Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay the reasonable out-of-pocket expenses incurred by brokers, custodians, nominees and fiduciaries in forwarding copies of this Offering Circular and related documents to the owners of

Series A and B Preferred, and in handling or forwarding deliveries of Series A and B Preferred shares for conversion. Holders of Series A and B Preferred will be responsible for all other costs incurred in evaluating or converting in connection with this Conversion Offer.

     The estimated expenses to be incurred in connection with this Conversion Offer will be paid by the Company and are estimated in the aggregate to be $200,000.

     The Company will pay all transfer taxes, if any, applicable to the conversion of Series A and B Preferred in connection with this Conversion Offer and issuance of additional shares of Common Stock. If, however, Common Stock is to be delivered to, or is to be registered or issued in the name of, any person other than the Registered Holder of the Series A and B Preferred, or if Series A and B Preferred to be converted is registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the issuance of Common Stock pursuant to this Conversion Offer, the amount of any such transfer taxes (whether imposed on the Registered Holder or any other person) will be payable by the delivering holder. Such holder hereby acknowledges and agrees that the Company and the Conversion Agent may defer effecting such transfer and may retain such shares of Common Stock until satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted to them.

                       SHARES ELIGIBLE FOR FUTURE RESALE

     Upon consummation of this Conversion Offer, assuming 100% conversion of Series A and B Preferred in connection with this Conversion Offer, there will be 15,962,609 shares of Common Stock outstanding. Assuming 51% conversion of Series A and B Preferred in connection with this Conversion Offer, there will be 14,001,086 shares of Common Stock outstanding. All of the shares of Common Stock to be issued in connection with this Conversion Offer to holders of Series A and B Preferred who are not otherwise affiliates of the Company will be freely transferable without restriction or registration under the Securities Act.

                                                                      APPENDIX A

THIS APPENDIX A IS A REPRODUCTION OF THE TALLEY INDUSTRIES, INC. ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995 (WITHOUT EXHIBITS), AS FILED WITH THE SEC, BUT REPAGINATED FOR INCLUSION IN THIS OFFERING CIRCULAR.
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM 10-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           FOR THE TRANSITION PERIOD FROM             TO
                           COMMISSION FILE NO. 1-4778

                            TALLEY INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------
              DELAWARE                                       86-0180396
  (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                 2702 NORTH 44TH STREET, PHOENIX, ARIZONA 85008
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)
       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:(602) 957-7711

          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                            ------------------------

         TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE
      Common Stock, $1 Par Value                         ON WHICH REGISTERED
  Series B $1 Cumulative Convertible                   New York Stock Exchange
    Preferred Stock, $1 Par Value                      New York Stock Exchange

        SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE

                            ------------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirement for the past 90 days. YES [X] NO [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     The aggregate market value of voting stock held by non-affiliates on February 1, 1996 was $125,071,000.

             APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY
                  PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court. YES [ ] NO [ ]

     As of February 1, 1996 there were 10,053,652 shares of Talley Industries, Inc. Common Stock $1 par value outstanding.

                    DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year (December 31, 1995) are incorporated by reference in Part III.
===============================================================================

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                         ------
PART I
Item 1.    Business
           (a) Developments since January 1, 1995......................................     I-1
           (b) Financial Information About Industry Segments...........................     I-1
           (c) Narrative Description of Business.......................................     I-1
           (d) Financial Information about Foreign and Domestic Operations and Export
           Sales.......................................................................    I-10
           (e) Executive Officers of the Registrant....................................    I-10
Item 2.    Properties..................................................................    I-11
Item 3.    Legal Proceedings...........................................................    I-11
Item 4.    Submission of Matters to a Vote of Security Holders.........................    I-11
PART II
Item 5.    Market for Registrant's Common Equity and Related Stockholder Matters.......    II-1
Item 6.    Selected Financial Data.....................................................    II-1
Item 7.    Management's Discussion and Analysis of Financial Condition
           and Results of Operations...................................................    II-1
Item 8.    Financial Statements and Supplementary Data.................................    II-1
Item 9.    Changes in and Disagreements with Accountants on Accounting
           and Financial Disclosure....................................................    II-1
PART III
Item 10.   Directors and Executive Officers of the Registrant..........................   III-1
Item 11.   Executive Compensation......................................................   III-2
Item 12.   Security Ownership of Certain Beneficial Owners and Management..............   III-2
Item 13.   Certain Relationships and Related Transactions..............................   III-2
PART IV
Item 14.   Exhibits, Financial Statement Schedules and Reports on Form 8-K.............    IV-1
           Signatures..................................................................    IV-2

                                     PART I

ITEM 1.  BUSINESS.

(A) DEVELOPMENTS SINCE JANUARY 1, 1995.

     On June 27, 1995, the federal district court for the District of Arizona entered judgment against TRW Inc. in favor of the Company in TRW Inc. vs. Talley Industries, Inc. et al. The court dismissed all claims asserted by TRW against the Company while the jury reached a verdict in favor of the Company on its counterclaims against TRW, awarding the Company a total of $138 million. TRW has filed an appeal of the judgment to the Ninth Circuit Court of Appeals, on which oral argument was heard on February 14, 1996. On January 26, 1996 the federal district court awarded the Company $7.1 million in attorneys' fees and expenses incurred in this litigation. The Company anticipates that TRW will appeal this award. (Also see Commitments and Contingencies note to the Company's Consolidated Financial Statements, included in a separate section of this report).

     Substantially all outstanding debt of a fully consolidated real estate joint venture, in which the Company had a $29.2 million interest, was converted, pursuant to a plan of reorganization in a Chapter 11 bankruptcy proceeding, into equity in a new company as of July 18, 1995. A subsidiary of the Company now owns approximately 90% of the equity in the new company.

     During 1995, the Company realized an extraordinary gain of $14,409,000 from the retirement of certain realty debt. The gain represents the difference between the value of the debt recorded on the books and the consideration given and costs incurred to settle the obligations.

     On February 2, 1996 the Company's Board of Directors approved a transaction providing for the immediate conversion of all of the Company's Series D Cumulative Convertible Preferred stock (120,293 shares) into 1,905,849 shares of Talley Common Stock. The Company completed the conversion and issued the Common stock as of February 16, 1996. The conversion automatically extinguishes all unpaid dividends on that stock totaling approximately $2.6 million as of December 31, 1995. The transaction will not impact the net earnings of the Company in 1996, but "earnings applicable to common shares (after deduction of preferred stock dividends)", as supplementally disclosed by the Company, and the "earnings per share of common stock and common equivalent share" will be reduced. The excess of the fair value of the common shares transferred in the transaction by the Company to the single shareholder over the fair value of the common shares issuable pursuant to the original conversion terms will be subtracted from net earnings in the calculations of net earnings available to common shareholders and earnings per share.

(B) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

     A segment description along with tables showing sales and operating income for each of the last five years, and identifiable assets for each of the last three years attributable to each of the Company's five business segments in continuing operations, including the year ended December 31, 1995, are incorporated by reference to the material appearing in the Notes to Consolidated Financial Statements on pages F-28 through F-32 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report. For an additional discussion of segment operations, see also "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages F-2 through F-8 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

(C) NARRATIVE DESCRIPTION OF BUSINESS.

  GENERAL

     The Company is a diversified manufacturer of a wide range of proprietary and other specialized products for defense, industrial and commercial applications. Through its Government Products and Services segment, the Company manufactures an extensive array of propellant devices and electronic components for defense systems and commercial applications and provides naval architectural and marine engineering services. The Company participates in the rapidly expanding market for automotive airbags through its royalty agreement with TRW, Inc. ("TRW"), which provides the Company with a quarterly payment through April 30, 2001 for any airbag manufactured and sold by TRW worldwide and for any other airbag installed in a vehicle manufactured or sold in North America. The Company's Industrial Products segment manufactures and distributes stainless steel products, high-voltage ceramic insulators used in power transmission and distribution systems, and specialized welding equipment and systems. The Company's Specialty Products segment manufactures and sells aerosol insecticides, air fresheners and sanitizers for the commercial and agricultural markets, and custom designed metal buttons for military and commercial uniforms and upscale fashion apparel. The Company is also engaged in the orderly sale of the assets of its real estate operations, the net proceeds from which will be utilized to prepay certain outstanding indebtedness.

  (1) Government Products and Services Segment.

     The Company's Government Products and Services segment provides a wide range of products and services for government programs. The majority of the Company's products are smaller components of larger units and systems and are generally designed to enhance safety or improve performance. Products manufactured by the Company which have significant replacement requirements include items having finite shelf lives, such as propellants for pilot ejection seats, as well as products regularly consumed in training and combat situations. Many of the Company's existing products and its new product development efforts are focused on mobile, tactical and "smart" military weapons and systems. The Company is developing new technologies that will enable it to re-enter the automobile airbag market, which it pioneered prior to the sale of that business segment to TRW, Inc. in 1989. The Company provides a broad range of architectural and engineering design consulting services for the U.S. Navy, commercial clients and shipyards, and has most recently been expanding its design services into the environmental protection market.

     Solid Propellant Devices and Related Products

     A majority of the products manufactured by the Company's Government Products and Services segment are based upon the Company's core technologies and expertise in the design and manufacture of propellants and related products. Propellants are solid fuels which, when ignited, produce a specified thrust or volume of gas for a designated period. The Company's propellant products are typically custom designs developed by the Company in response to customers' technical requirements and specifications.

     The following sets forth a brief summary of several of the solid propellant devices and related products manufactured by the Company:

     - Pilot Ejection Systems. The Company manufactures ejection seats and related propellant devices for aircraft ejection systems in high performance military aircraft. The Company also manufactures escape systems for a number of foreign aircraft.

     - Rocket Motors. The Company manufactures a wide range of rocket motors and rocket catapults. These products include booster rockets for decoy missiles, as well as for unmanned vehicles. The Company also manufactures rocket catapults and rocket motors for its aircraft escape systems.

     - Gas Generators. The Company manufactures a broad range of solid propellant gas generators. These products provide pneumatic power for guidance and control systems, hydraulic systems, and safe and arming devices on a wide range of missile systems.

     - Extended Range Munitions Components. The Company's extended range munitions components utilize propellant technologies to dramatically extend the range of U.S. artillery. The Company's extended range munitions utilize a solid propellant to reduce drag or rocket assist to provide thrust to extend the range of new howitzer artillery.

     - Dispersion Systems. The Company pioneered the use of airbag technologies for modern munitions delivery systems. The Company's dispersion systems utilize airbag assemblies to eject submunitions from carrier missile systems.

     - Weapons Systems. These weapon systems include a light anti-armor weapon for the U.S. Navy and a light-weight disposable version of a U.S. Marine Corps shoulder-launched weapon system for the U.S. Army.

     - Ejector Racks. These ejection racks enable helicopter pilots to discard munitions, missiles or extra fuel in emergency situations.

     - Countermeasure Systems. The Company manufactures several training and combat countermeasure systems for naval, aircraft and submarine applications. Countermeasure systems are designed to divert incoming weapons from their targets.

     - Insensitive Munitions. The Company develops and manufactures propellant products which are being qualified to meet certain rigorous safety requirements. These munitions are generally insensitive to shock, puncture, high temperatures and pressure.

     - Electro Explosive Devices ("EED"). Electro-explosive devices manufactured by the Company include rocket motor igniters, explosive bolts and separation nuts and booster cartridges, as well as initiators for these and other components.

     - Automotive Airbag Products. The Company is re-entering the automotive airbag market, made possible by the expiration of the five-year non-compete clause of the TRW Asset Purchase Agreement. New products include advanced, non-sodium azide inflators and an inflatable seat belt.

     High Reliability Electronic Products

     The Company designs and manufactures specialized electronic display and monitoring devices, electromechanical instruments and components, and high performance cable assemblies which are used by the aerospace and defense industries. The Company's products are designed to perform at a high level of reliability, conform to tight tolerance specifications and withstand harsh operating environments. The following sets forth a brief summary of the primary electronic products manufactured by the Company:

     - Air Traffic Control Systems. The Company has supplied electronic displays to the Federal Aviation Administration ("FAA") for over 20 years for use in certain air traffic control applications, and is currently the sole supplier of video mapper systems to the FAA. The Company's proprietary video mappers superimpose accurate, high resolution electronic map images, including ground topography and weather, onto radar screens which are used by both commercial and military air traffic controllers to coordinate the position of aircraft.

     - Airborne Flight Data Recorders. The Company is a manufacturer of flight data recorders that are used on military aircraft. These flight data recorders are used to evaluate training simulations and record flight information, and are designed to maintain data integrity in the event of a crash.

     - Safe and Arming Devices. The Company manufactures electronic and electromechanical devices which are used to safely control, arm and fire warheads on torpedoes and missiles. These products are designed to meet a high standard for safety requirements.

     - Indicators. The Company is a producer of elapsed time indicators, event counters and fault indicators, with a significant share of the domestic aerospace market. The Company's indicator products are capable of functioning with a high degree of accuracy and are built to withstand the harsh operating environment present in aerospace applications.

     - Interconnect Products. The Company also designs, manufactures and sells high quality interconnect products and accessories for military, aerospace and commercial marketplaces. These products include high voltage silicone wire and cable, multi-pin high and low voltage connector and cable assembly interconnection systems, and triax and coax high voltage connections and cable assemblies. The major applications for these products include medical equipment, radar and CRT displays, electronic countermeasure systems and power supplies.

     Naval Architecture and Marine Engineering Services

     The Company's naval architecture and marine engineering business provides a broad range of consulting services for the U.S. Navy, as well as for commercial clients and shipyards. The Company's naval design and engineering business has provided services for over 35 years and possesses domestic and international experience in all phases of the design process for military and commercial ships. These services include initial feasibility and conceptual studies, contract design, and detail design and engineering for new and retrofitted ships. The Company also provides the engineering services necessary to physically integrate combat systems and electronics into Navy ships and provides program management and logistics support services to the Navy and commercial customers. The Company has been expanding its design services into the environmental protection market, and has been successful in obtaining a prime contract in support of the U.S. Navy's Hazardous Material Afloat program. The Company maintains separate segments to meet the different technical, performance and administrative needs of its customers.

     Direct contracts with the U.S. Navy currently account for a majority of the Company's naval architecture and marine engineering revenue, with additional revenue attributable to subcontracts under Navy contracts. The remaining revenues are derived from commercial shipyards or industrial customers for ship and other marine design services. The majority of the Company's contracts with the U.S. Navy are cost plus a fixed fee. Under these contracts, the Company is reimbursed for its actual costs plus a percentage fee based on the estimated costs in the original contract.

     The demand for design services for the U.S. Navy is largely driven by the number of new ship classes being developed or older classes being retrofitted, versus the actual number of ships within a class being built or operated. The majority of engineering and detail design costs are incurred with the introduction of a new class of ship or the retrofit of one or more ships of an existing class.

     Marketing

     The Company markets its government products and services directly to the Department of Defense, other U.S. government departments, foreign government agencies, and other contractors. The Company's marketing strategy focuses on those contracts and programs which are likely to be emphasized in the current defense environment and for which the Company has a competitive advantage in technology and expertise.

     The Company's technical sales personnel are strategically located across the country for easy access to its customers. The Company also uses independent sales agents to market its products to various foreign governments and to sell its electronic component products. In addition, the Company enters into joint marketing agreements with foreign manufacturers to provide access to markets not available directly to the Company.

     Competition

     Competition for the Company's government products and services varies widely. The markets for several of the Company's products and services are highly competitive, and many of the Company's competitors have greater financial resources than the Company. However, the Company also competes in a variety of small niche markets. Production of the products within these markets frequently requires government/product qualification, which can be costly and time-consuming to obtain. Once a contract has been has been awarded, the relatively small size of these markets often discourages additional suppliers from pursuing qualification. Within these markets the Company is occasionally a sole supplier.

     The market for the Company's electronics components products is highly competitive. The Company believes that it shares the market for aerospace elapsed time indicators, fault indicators and events counters primarily with one competitor. The Company believes that its safe and arming devices compete with several companies.

     The Company believes that its market for naval architectural and marine engineering services is served by the Company and a small number of other major firms. These companies actively compete with each other, and to a lesser extent with smaller design firms, for U.S. Navy programs, foreign contracts and subcontracts with private shipyards.

     Government Contract Matters

     A high percentage of the Company's government defense contracts are fixed-price contracts. The Company's naval architecture and marine engineering contracts are generally cost reimbursable. Although the Company's fixed-price contracts generally permit the Company to retain unexpected profits if costs are less than projected, the Company bears the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on a particular contract. From time to time the Company accepts fixed-price contracts for products that have not been previously developed. In such cases, the Company is subject to the risk of delays and cost over-runs. Under U.S. Government regulations, certain costs, including financing and interest costs and foreign marketing expenses, are not allowable. The U.S. Government also regulates the methods under which costs are allocated to Government contracts. With respect to U.S. Government contracts that are obtained pursuant to an open bid process and therefore result in a firm fixed price, the Government has no right to renegotiate any profits earned thereunder. In Government contracts where the price is negotiated at a fixed price rather than on a cost-plus basis, as long as the financial and pricing information supplied to the Government is current, accurate and complete, the Government has no right to renegotiate any profits earned thereunder. However, if the Government later conducts an audit of the contractor and determines that such data was inaccurate, or incomplete or not current, the Government may initiate an action to recover the amount of any significantly overstated costs plus applicable profit or fee and interest. If the submission of inaccurate, incomplete or not current data was knowingly made, then the Government may seek to recover an additional penalty equal to the amount of the overstated costs; and if the submission was willful or intentional the Government may seek additional penalties and damages. Certain cost reimbursement contracts are also subject to review and price adjustment by the Government.

     U.S. Government contracts are, by their terms, subject to termination by the Government either for its convenience or for default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the Government. If the termination is for convenience, fixed-price contracts provide for payment of the contractor's costs incurred plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on its incurred performance costs. However, if a fixed-price contract termination is for default, (i) the contractor is paid such amount as may be agreed upon for completed and partially completed products and services accepted by the Government, (ii) the Government is not liable for the contractor's costs with respect to unaccepted items and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portions of the contracts and (iii) the contractor may be liable for excess costs incurred by the Government in procuring undelivered products and services from another source. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government.

     Companies supplying defense-related products and services to the U.S. Government are subject to certain additional business risks unique to that industry. These risks include: the ability of the Government to unilaterally suspend the Company from new contracts pending resolution of alleged violations of certain procurement laws or regulations; procurements which are dependent upon appropriated funds by the Government; changes in the Government's procurement policies (such as a greater emphasis on competitive procurements or cancellation of programs due to budgetary changes); the possibility of inadvertent Government disclosure of a contractor's proprietary information to third parties; and the possible need to bid on programs in advance of design completion. A reduction in expenditures by the Government for the Company's products and services, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to the Company, incomplete, inaccurate or non-current data allegations, terminations or cancellations of programs, or substantial cost over-runs could have an adverse effect on the Company's results of operations.

     Backlog

     The backlog of firm orders in the Government Products and Services segment amounted to approximately $469 million at December 31, 1995, $97 million at December 31, 1994 and $128 million at December 31, 1993. The Company estimates that approximately $106 million of the orders outstanding at December 31, 1995 will be delivered by December 31, 1996. The backlog amounts as presented herein are composed of funded and unfunded components. The government funded components and firm industrial contracts on December 31, 1995 and 1994 totaled $98.9 million and $97.3 million, respectively.

     The term funded used herein refers to the aggregate revenue remaining to be earned at a given time under (i) contracts held by the Company (excluding renewals or extensions thereof, which are at the discretion of the customer) to the extent of the funded (i.e., appropriated by Congress and allotted to the contract by the procuring Government agency) amounts thereunder, and (ii) task orders or delivery orders issued to the Company under contracts which provide that the customer is obligated to pay only for services rendered pursuant to specific funded task orders and is not obligated to issue additional task orders or to pay the estimated total contract price. The term unfunded used herein refers to the portion of the Company's total backlog that represents the excess of the stated value of the Company's executed contracts over the amounts funded by the customer for such contracts including unexercised options.

  (2) Airbag Royalties Segment.

     This segment of the Company's business consists of the Company's royalty entitlement under the license agreement it signed with TRW Inc. in April 1989 in connection with the sale of the Company's automotive airbag business to TRW at that time. Under the terms of that license agreement, the Company is entitled to receive a royalty each quarter from TRW measured by the level of TRW's airbag sales and the level of industry sales, as more fully described below.

     As described in the Notes to Consolidated Financial Statements under the heading Commitments and Contingencies on page F-23 to F-25 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report, a judgment was entered in the Company's favor in June 1995 to the effect that TRW had breached its obligations under the license agreement, and the Company was awarded $138 million, as the jury's calculation of the present value of the royalties estimated to be payable by TRW to the Company under the license agreement for the balance of its term. That judgment is currently on appeal by TRW, but pending resolution of the appeal, the trial court has ordered TRW to continue to make quarterly payments to the Company in the amount of royalties that otherwise would be due under the license agreement. If and when the judgment is affirmed on appeal, TRW will be obligated to pay the judgment to the Company (plus accrued interest from the date of the judgment, but net of the quarterly payments made by TRW since the date of the judgment). At that time, TRW's obligation to make further royalty payments would cease, because the effect of the judgment award is to pre-pay the royalties otherwise accruing under the license agreement.

     Accordingly, the descriptions below of this segment of the Company's business and the Company's royalty entitlement under the 1989 license agreement are subject to the judgment entered in the Company's favor and the effect of that judgment (as, if and when affirmed on the pending appeal) upon the Company's entitlement to any further royalties once the judgment has been paid by TRW.

     As an outgrowth of the research and development efforts in its core propellant businesses, the Company was a pioneer in the development of the automotive airbag. Airbags supplied by the Company were installed by General Motors in approximately 12,000 automobiles during the 1970's and were the first airbags installed in any significant number of automobiles. While the Company's program with General Motors was successful, low market awareness and acceptance prevented the airbag from attaining wide-spread popularity for a number of years. During this period, the Company continued to develop and refine its airbag technology, while establishing relationships with certain U.S. and foreign automakers and suppliers. As demand for airbags increased in the 1980's, the Company's technology, manufacturing expertise and strong customer relationships made it a leading supplier of automobile airbags, and the Company designed and constructed a highly automated production facility that began producing airbags in volume during 1988. In 1989, the Company sold its automotive airbag business to TRW, in part because TRW's offer involved not only an attractive cash price for the business, but also an opportunity to participate in the future growth of the industry. This participation comes through a royalty agreement under which royalties are payable both on TRW's worldwide airbag sales and on its competitors' airbags installed in vehicles manufactured or sold in North America.

     At the closing of the 1989 sale of TRW, the Company received $97.8 million in cash and entered into the 12-year Airbag Royalty Agreement. The Airbag Royalty Agreement requires TRW to pay the Company quarterly royalties through April 30, 2001 (the "Airbag Royalty") based upon the following formula: (i) $1.16 for each airbag "unit" (inflator plus one or more components) manufactured and sold by TRW worldwide (the per-unit amount increases by $.01 on May 1 of each year); (ii) 75% of the per-unit amount for each inflator manufactured and sold separately by TRW worldwide; and (iii) $0.55 for each airbag unit supplied by any other airbag manufacturer and installed in any vehicle manufactured or sold in North America. The Company will receive the Airbag Royalty for any airbag using a gas-generating composition; the higher royalty amount for TRW airbags applies regardless of whether the specific technology used is that which was originally licensed by the Company to TRW. The Company also is entitled to receive royalties from TRW for technology licenses and similar arrangements under which TRW makes its airbag technology available to third parties. Royalties to the Company from such arrangements have not been significant to date.

     The terms of the Airbag Royalty Agreement allow the Company to participate in the expanding market for airbags. A continued increase in the use of dual vehicle airbags is expected as a consequence of several factors, including: (i) government legislation mandating the use of dual airbags in all cars, light trucks, sport utility vehicles and vans sold in the U.S. on a phased-in basis;
(ii) increasing consumer demand as a result of the demonstrated effectiveness of airbags at saving lives and preventing serious injury, and the convenience of airbags as compared with automatic seatbelts; and (iii) the decreasing price of airbags as competition and production volumes increase. The U.S. government has passed legislation mandating that airbags be installed as standard equipment according to the following schedule: (i) 95% of 1997 model year cars (100% of 1998 models) are to be equipped with driver and passenger side airbags for the front seat, and (ii) 80% of 1998 model-year light trucks, vans and sport utility vehicles (100% of 1999 models) are to be equipped with driver and passenger side airbags for the front seat.

  (3) Industrial Products Segment.

     The Company's Industrial Products segment operates in three product areas: stainless steel, high-voltage ceramic insulators and other specialized industrial products. Demand for the Company's products is directly related to the level of general economic activity and therefore has been positively impacted most recently by an improved national economy and increased construction activity. The Company's operations are technologically advanced and its products are highly competitive in terms of quality, brand recognition and price. The Company's stainless steel mini-mill utilizes modern computer automation, strict quality controls, and strong engineering and technical capabilities to maintain its position as a low cost, high quality producer of stainless bar and rod products.

     Stainless Steel

     The Company operates a modern stainless steel mini-mill which converts purchased stainless steel billets into a variety of grades, sizes and shapes of hot rolled and cold finished bar and rod. The facility utilizes computer automation and quality control processes that have resulted in a high standard of product quality, service and delivery. Located in South Carolina, the mini-mill has relatively low operating costs and is situated close to major north-south and east-west interstate highways. The Company has annealing, shot blasting, pickling and cold finishing capabilities, which broaden the product range, shorten lead times, improve product quality and lower costs. The Company sells its products to a number of steel distributors, including a master distributor which is owned by the Company, and to a lesser extent to industrial end-users. The Company-owned master distributor sells stainless steel bar, angle and flats to independent distributors, and also provides cutting, grinding and boring services. The Company's master distributor, which resells approximately 15% of the mini-mill's total production currently, has five distribution depots located in South Carolina, New Jersey,

Pennsylvania, Illinois and Texas. The Company also owns a Canadian distributor, which sells primarily flat stainless steel products (not produced by the mini-mill). This distributor has locations in Ontario and Quebec.

     High-Voltage Ceramic Insulators

     The Company's high-voltage ceramic insulator business manufactures and sells electrical insulators and related items for use in power transmission and distribution systems, principally to electric utilities, municipalities and other government units, as well as to electrical contractors and original equipment manufacturers. High-voltage ceramic insulators are required to perform with high levels of reliability and typically require product certification from electric utilities to be used for new or replacement applications. Demand for these products is influenced by the level of economic activity, particularly housing starts, with a fairly stable minimum demand level due to normal replacement and repair cycles.

     The Company's primary customers include original equipment manufacturers as well as many of the major utilities throughout the U.S. and the world.

     Other Specialized Industrial Products

     The Company designs, manufactures and sells specialized advanced-technology welding equipment and systems, power supply systems and humidistats, and also provides contract assembly and manufacturing for original equipment manufacturers. The Company's welding equipment and systems are highly-engineered and advanced technologically. The Company's product lines include patented welding systems which can be remotely controlled for use in radioactive and other contaminated environments. These products are sold to the utility, pipeline, shipbuilding, aerospace and specialty construction industries.

     The power supply systems manufactured by the Company are principally low-wattage systems and are sold to original equipment manufacturers in the telecommunications, medical, computer and other industrial markets. The power supply market is highly competitive, with numerous manufacturers in the U.S.

     The Company also manufactures and sells humidistats. Humidistats are used to regulate humidity levels and are principally sold to home appliance manufacturers.

     Marketing

     The Company markets its industrial products to domestic and foreign business organizations and government entities. These organizations vary in size, complexity and purchasing structures. The Company's sales and marketing efforts use a combination of direct sales, independent distributors and original equipment manufacturers arrangements.

     Competition

     The Company's Industrial Products businesses are highly competitive, with competition typically based on price, quality, delivery time, engineering expertise and customer service. The Company's competitors include major domestic and international companies, many of which have financial, technical, marketing, manufacturing, distribution and other resources substantially greater than those of the Company, as well as smaller competitors which focus on specific market niches.

     Backlog

     The backlog of firm orders in the Industrial Products segment totaled approximately $34 million at December 31, 1995, $32 million at December 31, 1994 and $19 million at December 31, 1993. The Company estimates that substantially all of the orders outstanding at December 31, 1995 will be delivered by December 31, 1996. Increases are attributed to general improvement in the economy, a major steel mill competitor exiting the market and an increase in demand from new and current customers.

  (4) Specialty Products Segment.

     The Company's Specialty Products segment is focused on two primary markets: insect and odor control for the industrial maintenance supply, pest control and agricultural markets, and custom designed metal buttons for the military and commercial uniform and fashion markets.

     Insect and Odor Control

     The Company offers a complete line of insecticides, air fresheners and sanitizers for sale through distributors to the industrial maintenance supply, pest control and agricultural markets. The Company's insecticide products are sold under unique trademarks to agricultural and pest control distributors, respectively, who sell to pest control professionals. The Company's insecticide formulations focus on using natural active ingredients including pyrethrin (derived from the chrysanthemum flower), boric acid and sassafras. The Company offers a complete line of insecticides to control the most common crawling and flying insects. The insecticides are mixed and packaged at the Company's Louisiana manufacturing plant and formulated into aerosol, liquid and powder form.

     Air freshening and sanitizing products are formulated and packaged for specific air freshening and sanitizing situations, which vary based on room size, type of odor to be treated, and desired fragrance. In addition, the products are designed for one of four different delivery methods: (i) metered, automatic aerosols for areas up to 6,000 cubic feet, (ii) fan delivered solids for areas up to 1,500 cubic feet, (iii) manual aerosols for immediate air freshening and (iv) passive solids for small enclosed areas.

     In addition to manufacturing odor and insect control formulations, the Company also manufactures and sells metered and fan driven dispensers for these products. Metered dispensers utilize a timing mechanism to deliver aerosol spray at programmable time intervals. Fan driven dispensers utilize battery operated fans to distribute the scent of selected air fresheners.

     Custom Metal Buttons

     The Company designs and manufactures a wide range of custom metal buttons for the military and commercial uniform and fashion markets. The Company also produces insignias, cuff links, money clips, tie bars and other accessories as a complement to its button products. The buttons are individually stamped from custom designed steel dies.

     The use of steel dies and a brass stamping process allow the Company to produce button designs with extremely fine detail and high resolution. The Company custom designs and produces metal buttons for the U.S. military based on detailed military specifications. The market for commercial uniform buttons includes local police, fire departments and other civil servants. The Company continues to increase its presence in the fashion apparel market by working with apparel manufacturers on custom button designs for their manufactured garments.

     Marketing

     The Company utilizes several hundred independent distributors to market its insect and odor control products to the various pest control and sanitary supply companies that service the industrial maintenance supply and commercial pest control industry. The agricultural market is served by a large number of independent agricultural products distributors. The Company has a small marketing staff which is responsible for working with and overseeing the distributors who carry its products.

     The Company's button business maintains a small sales force which is responsible for obtaining new and maintaining existing customer relationships. Individual sales representatives are focused on the military commercial uniform market, the fashion apparel markets and the men's accessories market. The Company's advertising for its Specialty Products businesses is limited to product brochures and ads in various trade publications.

     Competition

     Competitors for the Company's pest and odor control products consist of numerous small companies as well as divisions of large corporations. Because pest and odor control is a broad market, competitors include a range of chemical, manufacturing and pet care companies. Competition for pest control products is based on product efficiency, quality, price and the ability to offer a broad range of product formulations.

     Competitors for the Company's custom button business consist principally of two companies, both of which are similar in size to the Company's button operations. The Company maintains the strongest position in the military and commercial uniform market. Both of the Company's competitors maintain an equal presence with the Company in the fashion markets.

     Backlog

     The backlog of firm orders in the Specialty Products segment totaled approximately $.9 million at December 31, 1995, $1.4 million at December 31, 1994 and $1.4 million at December 31, 1993. The Company estimates that substantially all of the orders outstanding at December 31, 1995 will be delivered by December 31, 1996.

  (5) Real Estate Held for Orderly Disposition.

     In 1992, Management adopted a plan to dispose of the Company's real estate operations, reflecting a strategic decision to exit this business. The Company's real estate portfolio consists primarily of undeveloped commercial, industrial and residential land located in the greater Phoenix, Arizona; San Diego, California and San Antonio, Texas areas.

  (6) Other General Information.

     Research and Development. During the years ended December 31, 1995, 1994 and 1993, the Company's consolidated expenditures for Company-sponsored research and development activities were approximately $4.2 million, $4.3 million and $3.1 million, respectively. For the same reporting periods, customer-sponsored research and development expenditures were $10.1 million, $8.2 million and $11.6 million, respectively.

     Environmental Protection. The Company does not anticipate that compliance with various laws and regulations relating to the protection of the environment will have any material effect upon its capital expenditures, earnings or competitive position. (Also see Item 3 "Legal Proceedings" and "Commitments and Contingencies" note to the consolidated financial statements, included in a separate section of this report).

     Employees. As of December 31, 1995, the Company had 2,359 employees, approximately 17% of whom are represented by unions.

     Proprietary Rights. Various of the Company's businesses are dependent in part upon unpatented know-how and technologies, including the solid propellent businesses. While various patents, trademarks and tradenames are held by the Company and are used in its businesses, none of them are critical to any segment, and the Company's business is not dependent upon them to a material extent.

(D) FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT
SALES.

     Information required by this item is incorporated by reference to the Notes to Consolidated Financial Statements appearing under the heading "Segment Operations" on pages F-28 through F-32 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

(E) EXECUTIVE OFFICERS OF THE REGISTRANT.

     Reference is hereby made to the information contained in Item 10(b) of this Form 10-K.

ITEM 2.  PROPERTIES.

     The Company's operations are conducted at numerous manufacturing and assembly plants, warehouses, offices and sales facilities located in 20 states, as well as warehouses, offices and sales facilities in Canada and the Netherlands. The principal facilities of the Government Products and Services segment include approximately 939,000 square feet of manufacturing and assembly facilities, in addition to related warehouse, office and sales facilities. The principal manufacturing and assembly facilities for this segment are located in Mesa, Arizona; Phoenix, Arizona; Rolling Meadows, Illinois; and Toledo, Ohio. The majority of these facilities are owned by the Company. However, at the two Arizona facilities, the Company owns the plants and equipment and leases the underlying land from the State of Arizona. One of these locations is leased under long-term leases, while the second location is currently under a year-to-year lease. The Company's naval architectural and engineering services are provided out of several offices, with the major ones located in New York, New York; Arlington, Virginia; Newport News, Virginia; Washington, D.C.; and Pascagoula, Mississippi, all of which are leased.

     Facilities used by the Industrial Products segment include approximately 826,000 square feet of manufacturing and assembly plants and related office, warehouse and sales space, located in Davidson, North Carolina; Carey, Ohio; Knoxville, Tennessee; Hartsville, South Carolina; and sales and warehouse facilities in New Brunswick, New Jersey; Hermitage, Pennsylvania; Chicago, Illinois; Houston, Texas; Charlotte, North Carolina; Toronto and Montreal, Canada, and the Netherlands. The operations of the Specialty Products segment are conducted in several facilities consisting of approximately 192,000 square feet of manufacturing, warehouse and office space in four locations: Waterbury, Connecticut; Randolph, Vermont; and Independence, Louisiana. All of these facilities are owned by the Company with the exception of eight Industrial Products segment sales and warehouse facilities consisting of 176,000 square feet, and 20,500 square feet of Specialty Products segment warehouse and office facilities, which are leased.

     In total, over two-thirds of all the facilities (by square footage) are owned by the Company and have been pledged as collateral to secure a credit facility. The Company's facilities, which are continually added to or modernized, are generally considered to be in good condition and adequate for the business operations currently being conducted.

ITEM 3.  LEGAL PROCEEDINGS.

     Information required by this item is incorporated by reference to the Notes to Consolidated Financial Statements appearing under the heading "Commitments and Contingencies" on page F-23 to F-25 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matters were submitted to a vote of security holders during the quarter ended December 31, 1995.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

     Various statements in the Management's Discussion and Analysis, and elsewhere in this report are based upon projections and estimates, as distinct from past or historical facts and events. These forward-looking statements, based as they are on estimates and projections of future results, conditions and other factors, are subject to a number of risks and uncertainties that could cause actual results to be materially different, including changes in future economic conditions, the competitive environment for our products and services and customer acceptance, the success of research and development activities, the future values of real estate assets being disposed of, the level of Government defense spending, litigation involving the Company, the Company's anticipated results of operations and financial position, and a number of other factors and assumptions.

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.

     The information required by this item is incorporated by reference to the material under the captions "Long-Term Debt" on pages F-17 through F-18, "Capital Stock" on pages F-19 through F-20 and "Stock Market Data" on page F-37 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

ITEM 6.  SELECTED FINANCIAL DATA.

     The information required by this item is incorporated by reference to the material under the captions "Five Year Summary of Operations," "Selected Financial Data" and "Stock Market Data" on pages F-33 and F-36 through F-37, respectively, of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The information required by this item is incorporated by reference to the material on pages F-2 through F-8 of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The Consolidated Financial Statements, together with the report thereon by Price Waterhouse LLP, along with the material appearing under the caption "Quarterly Financial Results (Unaudited)" on page F-35 of the Company's financial statements for the year ended December 31, 1995, are included in a separate section of this report. (See "Index to Financial Statements and Schedules" on page F-1.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company's Independent Accountants during the two most recent fiscal years have neither resigned, declined to stand for re-election nor been dismissed.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

(A) DIRECTORS.

     The information required by this item is incorporated by reference to the material appearing under the caption "VII -- Election of Directors" of the Company's 1996 Proxy Statement.

(B) EXECUTIVE OFFICERS.

     The names and ages of all executive officers of the Company, as of February 26, 1996, the offices and all other positions with the Company presently held by them, the dates of their first election to those offices and their other positions and business experience during the past five years are listed on the following page.

     There are no family relationships between any of the executive officers of the Company. All officers of the Company are elected each year at the meeting of the Board of Directors of the Company, held after the annual meeting of stockholders, to serve at the pleasure of the Board of Directors of the Company. Mr. Mallender, however, is employed by the Company pursuant to a written employment contract for a term expiring on May 21, 2000. Information regarding Mr. Mallender's contract is incorporated by reference to the material appearing under the caption "IX Executive Compensation -- Executive Employment Contracts" of the Company's 1996 Proxy Statement. There are no agreements or understandings between any officer of the Company and any person other than the Company pursuant to which he was selected as an officer of the Company. There have been no events under any bankruptcy or insolvency law, no criminal proceedings and no judgments, orders or injunctions relating to securities or commodities activities or business practices material to the evaluation of the ability or integrity of any officer of the Company during the past five years.

                                      III-1

                      EXECUTIVE OFFICERS OF THE REGISTRANT

         NAME            AGE        BUSINESS EXPERIENCE                     OFFICES
-----------------------  ---   ------------------------------  ---------------------------------
William H. Mallender...  60    Chairman of the Board (1983)    Chairman of the Board (1983) and
                               and Chief Executive Officer     Chief Executive Officer of
                               (1981), Chairman of the         Registrant (1981); President of
                               Executive Committee (1981)      Registrant (1983-1981); Executive
                                                               Vice President of Registrant
                                                               (1981-1978); General Counsel of
                                                               Registrant (1981-1971); Secretary
                                                               of Registrant (1981-1973); Vice
                                                               President of Registrant
                                                               (1978-1971)
Jack C. Crim...........  65    President (1983) and Chief      President of Registrant (1983);
                               Operating Officer (1982)        Chief Operating Officer of
                                                               Registrant (1982); Executive Vice
                                                               President of Registrant
                                                               1983-1982; President, Townsend
                                                               Division, Textron, Inc.
                                                               (diversified manufacturer)
                                                               (1982-1980); Group Vice
                                                               President, Textron, Inc.
                                                               (1980-1973)
Mark S. Dickerson......  44    Vice President (1993), General  Vice President (1993); Secretary
                               Counsel and Secretary (1982)    and General Counsel of Registrant
                                                               (1982); Assistant Counsel of
                                                               Registrant (1982-1978)
Kenneth May............  54    Vice President (1993) and       Vice President (1993); Controller
                               Controller (1982)               of Registrant (1982); Assistant
                                                               Controller of Registrant (1981);
                                                               Director of Planning and Business
                                                               Analysis for Registrant
                                                               (1981-1978)
Daniel R. Mullen.......  54    Vice President (1993) and       Vice President (1993); Treasurer
                               Treasurer (1982)                of Registrant (1982); Vice
                                                               President of Finance, Southwest
                                                               Pipe and Supply Company (pump
                                                               manufacturer) (1982); Treasurer
                                                               and Chief Financial Officer,
                                                               AMERCO (equipment rental)
                                                               (1982-1970)

(C) COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

     The information required by this item is incorporated by reference to the material appearing under the caption "XV -- Compliance With Section 16(a) of the Exchange Act" of the Company's 1996 Proxy Statement.

ITEM 11.  EXECUTIVE COMPENSATION.

     The information required by this item is incorporated by reference to the material appearing under the captions "IX -- Executive Compensation" and "IV -- The Board of Directors and its Committees" of the Company's 1996 Proxy Statement.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The information required by this item is incorporated by reference to the material appearing under the captions "VI -- Security Ownership of Certain Beneficial Owners" and "VIII -- Security Ownership of Management of the Company" of the Company's 1996 Proxy Statement.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required by this item is incorporated by reference to the material appearing under the caption "V -- Other Relationships and Certain Transactions" of the Company's 1996 Proxy Statement. Also, reference is made to Notes to Consolidated Financial Statements under the caption "Related Parties Transaction" of the Company's financial statements for the year ended December 31, 1995, included in a separate section of this report.

                                      III-2

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

  (a)-1  Financial Statements

     A list of the financial statements included herein is set forth in the Index to Financial Statements and Schedules submitted as a separate section of this Report.

  (a)-2  Financial Statement Schedules

     A list of the financial statement schedules included herein is contained in the accompanying Index to Financial Statements and Schedules submitted as a separate section of this Report.

  (a)-3  Exhibits

     Exhibits listed in the Exhibit Index on the pages preceding the exhibits of this report are filed as a part of this report.

  (b)  Reports on Form 8-K

     There were no reports on Form 8-K filed for the three months ended December 31, 1995. A Form 8-K was filed with a report date of February 2, 1996, reporting the amendment to the Preferred Share Purchase Rights Agreement originally issued in 1986. The Form 8-K also reported the approval by the Company's Board of Directors of a transaction providing for the immediate conversion of the Company's Series D Cumulative Convertible Preferred Stock into Common Stock.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TALLEY INDUSTRIES, INC.

                                          By: /s/  MARK S. DICKERSON
                                          --------------------------------------
                                         Mark S. Dickerson
                                         Vice President and Secretary
February 28, 1996
Phoenix, Arizona

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

        /s/  WILLIAM H. MALLENDER           Director, Chairman of the Board   February 28, 1996
------------------------------------------    Principal Executive Officer
           William H. Mallender

            /s/  JACK C. CRIM               Director, President               February 28, 1996
------------------------------------------    Chief Operating Officer
               Jack C. Crim

             /s/  KENNETH MAY               Vice President, Controller        February 28, 1996
------------------------------------------    Principal Accounting Officer
               Kenneth May

          /s/  DANIEL R. MULLEN             Vice President, Treasurer         February 28, 1996
------------------------------------------    Principal Financial Officer
             Daniel R. Mullen

                                            Director
------------------------------------------
              Neil W. Benson

           /s/  PAUL L. FOSTER              Director                          February 28, 1996
------------------------------------------
              Paul L. Foster

         /s/  TOWNSEND W. HOOPES            Director                          February 28, 1996
------------------------------------------
            Townsend W. Hoopes

             /s/  FRED ISRAEL               Director                          February 28, 1996
------------------------------------------
               Fred Israel

      /s/  JOHN D. MACNAUGHTON, JR.         Director                          February 28, 1996
------------------------------------------
         John D. MacNaughton, Jr.

          /s/  JOSEPH A. ORLANDO            Director                          February 28, 1996
------------------------------------------
            Joseph A. Orlando

           /s/  ALEX STAMATAKIS             Director                          February 28, 1996
------------------------------------------
             Alex Stamatakis

           /s/  JOHN W. STODDER             Director                          February 28, 1996
------------------------------------------
             John W. Stodder

          /s/  DONALD J. ULRICH             Director                          February 28, 1996
------------------------------------------
             Donald J. Ulrich

            /s/  DAVID VICTOR               Director                          February 28, 1996
------------------------------------------
               David Victor

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

     The following documents are filed as part of this report:

                                                                                 PAGE IN
                                                                               THIS REPORT
                                                                               -----------
    (1) Financial Statements:
         Management's Discussion and Analysis of Financial Condition and
          Results of Operations..............................................    F-2
         Consolidated Statement of Operations -- Years ended December 31,
          1995, 1994 and 1993................................................    F-9
         Consolidated Balance Sheet -- December 31, 1995 and 1994............    F-10
         Consolidated Statement of Changes in Stockholders' Equity -- Years
          ended December 31, 1995, 1994 and 1993.............................    F-11
         Consolidated Statement of Cash Flows -- Years ended December 31,
          1995, 1994 and 1993................................................    F-12
         Notes to Consolidated Financial Statements, including Summary of
          Segment Operations.................................................    F-13
         Five Year Summary of Operations.....................................    F-33
         Report of Independent Accountants...................................    F-34
         Quarterly Financial Results.........................................    F-35
         Selected Financial Data and Supplemental Data.......................    F-36
         Stock Market Data...................................................    F-37
         Financial Statement Schedules:
             I -- Condensed Financial Information of Registrant..............    F-39
            II -- Valuation and Qualifying Accounts..........................    F-43
           III -- Real Estate and Accumulated Depreciation...................    F-44
            IV -- Mortgage Loans on Real Estate..............................    F-45

     All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

     Separate financial statements for 50% or less owned companies accounted for by the equity method have been omitted because each such company does not constitute a significant subsidiary.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     Revenue and results of operations improved significantly over 1994. General economic improvement and operating efficiencies have benefited the Company's stainless steel production and distribution business, which has been a major factor in the improved financial results. The expanding demand for automotive airbags has increased the Company's airbag royalties. For the year ended December 31, 1995 the Company had net earnings of $18.0 million, an improvement over the net earnings in 1994 of $3.5 million. Earnings in 1995 include a $14.4 million extraordinary gain from the settlement of certain real estate debt for less than book value, and a $7.0 million provision for reserve on realty assets resulting from the decision to sell a property over the short-term in bulk rather than to pursue parcel sales over the next several years.

     Revenues in 1995 were $385.3 million, compared to $327.8 million in 1994. Increases in revenues from the Company's steel operations of $47.9 million were partially offset by decreases in certain defense contract revenues. The reduction in defense contract revenue is primarily associated with the overall reduction in defense spending and the completion of certain contracts.

     The gross profit percentage on sales and services (exclusive of airbag and other royalties) decreased from 24.1% in 1994 to 23.4% in 1995. The decrease is primarily due to completion in 1994 of certain non-recurring high margin defense contracts.

     Revenue for the year ended December 31, 1994 increased $3.6 million when compared with 1993. Net earnings of $3.5 million in 1994 compares with a net loss of $6.5 million in the prior year. The gross profit percentage increased from 23.1% in 1993 to 24.1% in 1994, primarily due to a change in the mix of defense contracts and improvement in stainless steel pricing.

GOVERNMENT PRODUCTS AND SERVICES

     Revenue from the Government Products and Services segment in 1995 decreased $1.5 million or 1% compared with 1994. Operating income decreased $8.0 million or 44%. The decrease in revenue and operating income resulted primarily from the overall reduction in U.S. Defense spending and the completion of certain non-recurring contracts. Decreases were also attributed to certain contract delays.

     U.S. Defense spending has declined over the last several years as part of efforts to refocus national spending and reduce the federal budget deficit. The Company has experienced a reduction in some defense contract revenue and has not been fully excluded from the effects of defense budget cuts. However, management believes that its defense businesses are relatively well-positioned within their respective markets and are focused on products consistent with the current military philosophy, which emphasizes "smart", tactical weapons and lighter, more mobile fighting forces. In addition, management is emphasizing non-military products to lessen the Company's dependency on government contracts.

     Revenue and operating income for the year ended December 31, 1994 decreased by $29.2 million and $6.2 million, respectively, when compared with 1993. The decrease in revenue and operating income resulted primarily from the completion of certain non-recurring contracts and a scheduled pricing reduction under an extended range munitions program.

AIRBAG ROYALTY

     Under the terms of an airbag licensing agreement executed in April 1989, the Company has the right to receive royalty payments for a period of twelve years ending April 30, 2001. Revenue from airbag royalties increased from $17.3 million in 1994 to $24.0 million in 1995. The increase is primarily a result of the increasing airbag installation rates. The timing and amount of increases in the airbag royalty stream are dependent on several factors, such as the number of vehicles manufactured or sold in the United States, the timing of U.S. car makers' compliance with legislative mandates and the market shares of the licensee (both foreign and domestic), which are beyond the control of the Company. On June 27, 1995, the Company was awarded $138 million which represents the jury's determination of the present value of the royalties that would otherwise have been paid to the Company through April 2001. This award is being appealed; however, the federal district court has ordered the quarterly payments to continue during the appeal. Discontinuance of quarterly payments for any reason would have an adverse impact on the Company's future earnings. (See also Commitments and Contingencies note to the consolidated financial statements.)

     Royalty income from automotive airbags increased from $9.6 million in 1993 to $17.3 million in 1994.

INDUSTRIAL PRODUCTS

     The Industrial Products segment had increased revenue of $54.6 million, or 42%, and increased operating income of $15.2 million in 1995 when compared to 1994. The increase in revenue is primarily related to the increased orders and higher selling prices for stainless steel bars and rods and increased demand for ceramic insulator products due to an improved national economy, increased construction activity, a reduction in the number of competitors and improved market share. In early 1995 the U.S. Commerce Department placed anti-dumping tariffs on stainless steel bars imported from certain countries, which the Company believes have aided in the continuance of the positive performance of the steel operations. Sales from the Company's steel operations for the years ended December 31, 1995 and 1994 were $145.8 million and $97.9 million, respectively. Operating income for 1995 and 1994 was $19.7 million and $6.7 million, respectively.

     In 1994, revenue and operating income for this segment increased $21.7 million and $5.0 million, respectively, when compared to 1993. The increases were due primarily to the improved demand for stainless steel bars and rods. Operating results also increased due to rising prices in stainless steel bars and rods and due to cost reduction efforts at the Company's steel and ceramic insulator operations.

SPECIALTY PRODUCTS

     The Specialty Products segment had increased revenue and a slight increase in operating income in 1995 when compared to 1994 of $2.7 million and $.3 million, respectively. The acquisition of a manufacturer of metal buttons in mid 1994 was the primary reason for the sales improvement over the 1994 results, in spite of sluggish demand for certain other consumer products.

     Revenue in 1994 increased $2.4 million, while operating income decreased slightly by $.1 million over 1993. The increase in revenue resulted from the mid-year acquisition of the manufacturer of metal buttons.

REALTY

     In 1993, the Company initiated a plan for the orderly disposition of all its remaining real estate assets. Sales in the Realty segment were $2.2 million in 1995, $7.2 million in 1994 and $6.1 million in 1993. The operating loss increased from $3.7 million in 1994 to $11.4 million in 1995 due primarily to a $7.0 million provision for reserve on realty assets resulting from the decision to sell a property over the short-term in bulk rather than pursue parcel sales over the next several years. The operating loss in 1993 was $4.4 million.

     On March 28, 1994, a fully consolidated real estate joint venture, in which the Company had a $29.2 million interest, instituted Chapter 11 proceedings in the United States Bankruptcy Court for the District of Arizona. At the same time the joint venture filed a proposed plan of reorganization that would provide for the conversion of substantially all outstanding debt of the joint venture into equity in a new company to be formed to continue the project. On April 28, 1995 the Court approved the plan, subject to the consummation of certain settlement agreements with several creditors of the joint venture. These conditions were satisfied and the plan became effective on July 18, 1995. A subsidiary of the Company, pursuant to the provisions of the plan, now owns approximately 90% of the equity of the new company.

     The valuation of the real estate assets of the above-mentioned joint venture is premised upon the future sale of the property following the completion of planned improvements. While the venture will continue to try to sell this property in its current condition, the Company believes that a sale is not likely unless the joint venture is able to obtain additional financing to perfect and maintain the development entitlements and to construct the necessary infrastructure and other improvements to obtain salable development tracts and lots. If the Company is unable to sell the property in its current condition and is also unable to obtain development financing, the Company could incur a loss of substantially all of its investment in the project.

     The estimated net realizable value for each Realty property equals or exceeds its book value. It is currently the Company's intention to dispose of these properties in an orderly process over time. Accordingly, the lower of historical cost or estimated net realizable value is the appropriate carrying value for properties under generally accepted accounting principles. If, however, the Company were to change its intention and any of these properties were sold in bulk at market values, the Company could incur a material loss. Additionally, if market conditions deteriorate further or continue to remain depressed for an extended period of time (and as a result the sales do not occur as estimated in the net realizable value analyses), the Company may incur material losses.

OTHER MATTERS

     In 1995, other income, net of other expenses was a net expense of $3.6 million, compared to $3.0 million in 1994 and 1993. The Company's other expenses are expenses primarily incurred in connection with holding and developing real estate properties totaling $3.6 million in 1995, $3.6 million in 1994 and $4.0 million in 1993. These expenses have been included in the Realty segment operating results. Interest income, which is one of the major other components of other income, and is related to the balance in notes receivable and short-term investments, was $.6 million in 1995, $.5 million in 1994 and $.6 million in 1993. Corporate overhead was $15.5 million in 1995, $17.2 million in 1994 and $14.8 million in 1993. The amounts are above normal levels due to litigation costs in 1995 of approximately $5.0 million and in 1994 of approximately $6.0 million related to resolution of claims in connection with airbag royalties being received from the licensee, and the inclusion in 1993 of certain period costs associated with the Company's refinancing efforts in that year. On January 26, 1996, the federal district court awarded the Company $7.1 million in attorney fees and expenses incurred in its litigation with the licensee (see Commitments and Contingencies note to the Consolidated Financial Statements). The Company anticipates that the licensee will appeal the award.

     Due to an unrecognized federal tax carryforward benefit, primarily the result of losses in the Company's Realty segment, the Company has had no federal tax provision in 1995, 1994 and 1993. The income tax provision for 1995 was $3.4 million compared to a net tax benefit of $4.3 million in 1994. The tax benefit in 1994 is primarily the result of favorable state tax legislation in the State of Arizona, which resulted in a $5.6 million reversal of state income taxes previously accrued. This benefit is partially offset by other state tax provisions.

     The Company's backlog was approximately $503.3 million as of December 31, 1995 and $130.9 million as of December 31, 1994. Approximately 27.9% of the backlog as of December 31, 1995 is expected to result in revenue during 1996, with the remaining 72.1% expected to result in revenue during subsequent periods. The backlog amounts as presented herein are composed of funded and unfunded components. The government funded components and firm industrial contracts at December 31, 1995 and 1994 totaled $133.5 million and $130.9 million, respectively.

     The term "funded" used herein refers to the aggregate revenue remaining to be earned at a given time under (i) contracts held by the Company (excluding renewals or extensions thereof, which are at the discretion of the customer) to the extent of the funded (i.e., appropriated by Congress and allotted to the contract by the procuring Government agency) amounts thereunder, and (ii) "task orders" or "delivery orders" issued to the Company under contracts which provide that the customer is obligated to pay only for services rendered pursuant to specific funded task orders and is not obligated to issue additional task orders or to pay the estimated total contract price. The term "unfunded" used herein refers to the portion of the Company's total backlog that represents the excess of the stated value of the Company's executed contracts over the amounts funded by the customer for such contracts including unexercised options.

     Substantially all operations of the Company are located within the United States. The Company operates a steel distribution system in Canada which had sales in 1995 of $15.6 million or 4% of consolidated revenue and earnings before income taxes of $2.4 million.

     Foreign exchange gains and losses for each of the last three years have not been material. The general lack of inflationary pressures in areas where the Company and its subsidiaries operate also limited the impact of changing prices on the Company's sales and income from operations for the three years ended December 31, 1995.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In October 1994 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" effective for the Company at December 31, 1994. The Company does not presently have nor has it had any derivative type instruments since mid-1993 when a single interest rate swap agreement was terminated as described in the notes to the financial statements.

     In late March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is effective for fiscal years beginning after December 15, 1995. The application of this Statement will require the Company to carry real estate projects that are substantially complete and ready for their intended use at the lower of cost or fair value, less cost to sell. If the sum of the expected future net cash flow (undiscounted and without interest charges) is less than the carrying amount of projects that are not substantially complete and ready for their intended use, an impairment loss would be recognized. The Company, consistent with existing generally accepted accounting principles, currently states the majority of its land and land under development at the lower of cost or net realizable value. The effect of implementing this new accounting pronouncement has not yet been quantified.

     In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," which is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has employee incentive arrangements wherein employees receive shares of stock. When this pronouncement becomes effective, the Company will be required to account for such transactions under the "fair value" based method or the "intrinsic value" based method. Under the "fair value" based method, compensation cost is measured at the grant date, based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the "intrinsic value" based method, (present accounting), compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date, over the amount an employee must pay to acquire the stock. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividend on it, and the risk-free interest rate over the expected life of the option. Certain pro-forma disclosures are required when a Company uses the "intrinsic value" based method instead of the "fair value" based method.

     Other pronouncements issued by the Financial Accounting Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

  LITIGATION

     On June 27, 1995, the federal district court for the District of Arizona entered judgment against TRW Inc. in favor of the Company in TRW Inc. vs. Talley Industries, Inc. et al. The court dismissed all claims asserted by TRW against the Company while the jury reached a verdict in favor of the Company on its counterclaims against TRW, awarding the Company a total of $138 million. The award (which is in addition to (i) royalty payments of $24.4 million paid prior to the judgment and during the pendency of this action pursuant to a preliminary injunction order, and (ii) the court's January 26, 1996 award of $7.1 million for attorneys' fees and recoverable costs relating to this litigation) represents the jury's determination of the present value of the royalties that would otherwise have been paid to the Company by TRW for the period from April 1995 through April 2001.

     The litigation in which this judgment was entered arose out of the Asset Purchase Agreement dated February 4, 1989 and the License Agreement dated April 21, 1989, between TRW and the Company pursuant to which TRW acquired the Company's airbag business. The court dismissed TRW's claims that the Company had breached a non-compete provision contained in the Asset Purchase Agreement, thereby entitling TRW to terminate airbag royalty payments to the Company under the License Agreement (which it purported to do in February 1994) and obtain a paid-up license to use the Company's airbag technology. The jury found in fact that TRW had improperly terminated and repudiated the License Agreement. TRW has filed an appeal of the judgment to the Ninth Circuit Court of Appeals, on which oral argument was heard on February 14, 1996. The Company anticipates that TRW will also appeal the district court's award of attorneys' fees and expenses.

     On July 26, 1995 the district court granted a stay of enforcement of the judgment pending appeal upon the posting by TRW of a $175 million bond and the continuation of quarterly payments to the Company in the amount of royalties that otherwise would be due under the License Agreement. Upon affirmation of the judgment on appeal, TRW would be required to pay the judgment plus interest (which the court ruled will accrue from June 27, 1995 at the rate specified by the 1989 License Agreement -- i.e., prime plus five percent), offset by the continued quarterly payments made in the interim as ordered by the court. TRW has sought and the Court of Appeals has denied emergency review of the district court's order requiring the continued quarterly payments pending appeal. The denial of emergency relief by the Court of Appeals is without prejudice to TRW's appeal from the district court's order.

     Certain other claims asserted by TRW and the Company against each other are the subject of a separate action which remains pending. In that action, TRW has challenged certain representations by the Company that the airbag manufacturing plant sold to TRW by the Company in 1989 met applicable government requirements, and that the associated real estate was sufficient to permit construction of certain additional facilities. The Company's claims against TRW include claims that TRW failed to properly exploit the license granted to TRW by the Company in 1989 and denied the Company certain contractually provided audit rights. It is currently anticipated that these remaining claims will come to trial early in the spring of 1996. Management anticipates that the above-described claims will be resolved without any material adverse impact on the results of operations or financial position of the Company.

     In September 1994, the Arizona Court of Appeals reversed a 1992 Arizona Tax Court ruling that entitled the Company to file a combined tax return in the State of Arizona for the fiscal year ended March 31, 1983, and in April 1995, the Supreme Court of the State of Arizona denied the Company's Petition for Review. Based on the appellate court decision, the Company paid approximately $1.3 million in taxes and interest for the period ending March 31, 1983. The Company believes the appellate court erred in its decision; however, the Company held discussions with state authorities in an effort to resolve the dispute for the periods ending on December 31, 1984 and 1985. The tax and related interest assessment in dispute is approximately $5.0 million. If the Company is unsuccessful in reaching an agreement with the state, it intends to vigorously litigate these tax and interest assessments. Legislation adopted in 1994 in Arizona specifically allows companies to file combined tax returns in Arizona for periods from January 1, 1986, and on December 8, 1994 the Arizona Department of Revenue withdrew its assessments against the Company for 1986 and subsequent years. Management believes that the final resolution of the above matter will not result in a material adverse impact on the results of operations or financial position of the Company.

  ENVIRONMENTAL

     A subsidiary of the Company has been named as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act in connection with the remediation of the Beacon Heights Landfill in Beacon Falls, Connecticut and the Laurel Park Landfill in Naugatuck, Connecticut. Management's review indicates that the Company sent ordinary rubbish and off-specification plastic parts to these landfills and did not send any hazardous wastes to either site.

     Two coalitions of potentially responsible parties have entered into consent decrees with the Environmental Protection Agency to remediate these sites. Each coalition has in turn brought an action against other potentially responsible parties, including a subsidiary of the Company, to contribute to the cleanup costs. In October 1995, the Company settled the Laurel Park matter, including a payment by the Company that was not material to the results of operations of the Company. The federal court hearing the case has dismissed claims brought against the subsidiary by the Beacon Heights coalition. However, the coalition has indicated that it intends to appeal the court's ruling. Based upon management's review and the status of the proceedings, with respect to the Beacon Heights matter, management believes that any reasonably anticipated losses from this claim will not result in a material adverse impact on the results of operations or the financial position of the Company.

     A subsidiary of the Company is conducting an investigation of alleged groundwater contamination at a facility in Athens, Georgia, in cooperation with the current owner of the site. The site was owned by the subsidiary until March 1988. The Georgia Environmental Protection Division made a determination in 1995 that the site should be listed on its Hazardous Site Inventory. No lawsuit or administrative enforcement proceedings have been initiated in this matter. Based on remediation estimates received, management believes that any reasonably anticipated losses from the alleged contamination will not result in a material adverse impact on the results of operations or the financial position of the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company, in October 1993, completed a major refinancing program. This refinancing program included an offering of $185.0 million of debt securities, consisting of $70.0 million gross proceeds of Senior Discount Debentures due 2005, issued by the Company to yield 12.25% and $115.0 million of Senior Notes due 2003, with an interest rate of 10.75%, issued by Talley Manufacturing and Technology, Inc. ("Talley Manufacturing"). Talley Manufacturing, a wholly owned subsidiary of the Company, owns all of the Company's subsidiaries, except the subsidiaries holding the Company's real estate operations. In connection with this refinancing, Talley Manufacturing obtained a $60.0 million secured credit facility with institutional lenders. At December 31, 1995 availability under the facility, based on inventory and receivable levels, and certain plant and equipment, was approximately $48.0 million, of which $25.0 million was borrowed.

     The proceeds from the offering and the initial borrowings under the secured credit facility were used to repay substantially all of the Company's previously outstanding non-real estate related debt. The Company anticipates that the new capital structure will support the long-term growth of the Company's core businesses and permit the implementation of its strategy to use proceeds received from the increasing airbag royalties and from the orderly sale of the assets of its real estate operations to reduce its total indebtedness.

     As a holding company with no significant operating or income-producing assets beyond its stock interest in Talley Manufacturing and the subsidiaries holding its real estate operations, the Company will be dependent primarily upon distributions from those subsidiaries in order to meet its debt service and other obligations. The Company will be entitled to receive certain distributions from Talley Manufacturing (absent certain defaults under Talley Manufacturing's indebtedness) for a period of five years, to be used to fund certain carrying and other costs associated with the orderly disposition of the Company's real estate assets. The Company will be required to use certain funds received from Talley Manufacturing and certain funds from real estate sales to make offers to redeem certain indebtedness of the Company. During the first half of 1996 the Company will be required to make an offer to redeem a portion of its 12.25% Senior Discount Debentures. The dollar amount of such redemption will be computed based on the provisions of the Company's indentures and loan agreement, which amount is estimated to be approximately $10 to $15 million, and is expected to be available under present credit facilities.

     The cash available to the Company is required to be used for the specific purposes noted, and because certain debt covenants limit the Company's ability to incur additional indebtedness, the Company will be dependent upon the payment of dividends from Talley Manufacturing (which payments will generally be limited by debt covenants of Talley Manufacturing) and to future sales of equity securities as its primary sources of discretionary liquidity. To the extent such sources do not provide adequate funds, the Company may be unable to fund expected costs and improvements associated with its real estate holdings or to make cash interest payments on its outstanding indebtedness when required. Nevertheless, and particularly in light of the absence of requirements for the Company to make cash payments of interest on outstanding indebtedness until April 15, 1999, the Company believes funds will be available in sufficient amounts, and at the required times, to permit the Company to meet its obligations.

     At December 31, 1995, the Company had $10.5 million in cash and cash equivalents and $95.4 million in working capital. During 1995 the Company generated $14.5 million of cash flow from operating activities. This amount reflects cash generated from earnings and a reduction of realty assets, offset in part by cash used due to an increase in accounts receivable of $13.4 million, and a decrease in accounts payable and accrued expenses totaling $3.8 million. Since the Company is engaged in government contracting activities, the amount of receivables may fluctuate based on the timing of contract shipments and collections on such contracts. Accordingly, the balances of receivables at the end of 1995, 1994 and 1993 reflect this fluctuation. The increase in receivables in 1995 also reflects the impact of a significant increase in sales and related working capital increases from the Company's steel operations. The Company used $7.4 million of cash for investing activities during 1995, which consisted primarily of $8.9 million in purchases of property and equipment, $.8 million proceeds from sale of property and equipment and $1.0 million net reduction of long term receivables. Cash used in financing activities of $9.6 million reflects a reduction in debt from cash generated from operations. Borrowings and pay downs under revolving credit facilities are also included in financing activities.

     The Company has not made any dividend payments on its preferred and common stock since the first quarter of 1991, and the ability to pay dividends in the future is limited by the provisions of the Company's debt agreements. Dividends in arrears on preferred shares totaled $10.3 million at December 31, 1995.

     On February 2, 1996 the Company's Board of Directors approved a transaction providing for the immediate conversion of all of the Company's Series D Preferred stock (120,293 shares, convertible under the original terms on a 10 to 1 basis) into 1,905,849 shares of Talley Common Stock. The conversion automatically extinguishes all unpaid dividends on that stock totaling approximately $2.6 million as of December 31, 1995. The transaction will not impact the net earnings of the Company in 1996, but "earnings applicable to common shares (after deduction of preferred stock dividends)", as supplementally disclosed by the Company, and the "earnings per share of common stock and common equivalent share" will be reduced. The excess of the fair value of the common shares transferred in the transaction by the Company to the single shareholder over the fair value of the common shares issuable pursuant to the original conversion terms will be subtracted from net earnings in the calculations of net earnings available to common shareholders and earnings per share.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                       1995             1994             1993
                                                   ------------     ------------     ------------
Sales............................................  $301,296,000     $249,201,000     $250,062,000
Services.........................................    58,821,000       59,989,000       63,270,000
Royalties........................................    25,169,000       18,570,000       10,868,000
                                                   ------------     ------------     ------------
                                                    385,286,000      327,760,000      324,200,000
                                                   ------------     ------------     ------------
Cost of sales....................................   224,236,000      182,415,000      185,900,000
Cost of services.................................    51,485,000       52,314,000       54,927,000
Selling, general and administrative expenses.....    63,297,000       62,763,000       57,877,000
Provision for reserve on realty assets...........     7,000,000               --               --
                                                   ------------     ------------     ------------
                                                    346,018,000      297,492,000      298,704,000
                                                   ------------     ------------     ------------
Earnings from operations.........................    39,268,000       30,268,000       25,496,000
Other income (expense), net......................    (3,629,000)      (2,978,000)      (2,978,000)
                                                   ------------     ------------     ------------
                                                     35,639,000       27,290,000       22,518,000
                                                   ------------     ------------     ------------
Interest expense.................................    28,666,000       28,089,000       25,744,000
                                                   ------------     ------------     ------------
Earnings (loss) before income taxes and
  extraordinary gains (loss).....................     6,973,000         (799,000)      (3,226,000)
Income tax provision (benefit)...................     3,418,000       (4,305,000)       2,768,000
                                                   ------------     ------------     ------------
Earnings (loss) before extraordinary gains
  (loss).........................................     3,555,000        3,506,000       (5,994,000)
Extraordinary gains (loss), net of income
  taxes..........................................    14,409,000               --         (504,000)
                                                   ------------     ------------     ------------
Net earnings (loss)..............................  $ 17,964,000     $  3,506,000     $ (6,498,000)
                                                    ===========      ===========      ===========
Earnings (loss) applicable to common shares
  (after deduction of preferred stock
  dividends).....................................  $ 15,801,000     $  1,339,000     $ (8,665,000)
                                                    ===========      ===========      ===========
Earnings (loss) per share of common stock
  and common stock equivalents:
  Before extraordinary gains (loss)..............  $        .25     $        .13     $       (.85)
  Extraordinary gains (loss).....................          1.03               --             (.05)
                                                   ------------     ------------     ------------
Net earnings (loss)..............................  $       1.28     $        .13     $       (.90)
                                                    ===========      ===========      ===========
Weighted average shares outstanding..............    14,001,000       10,412,000        9,676,000
                                                    ===========      ===========      ===========

    The accompanying notes are an integral part of the financial statements.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                          DECEMBER 31,
                                                                  -----------------------------
                                                                      1995             1994
                                                                  ------------     ------------
ASSETS
Cash and cash equivalents.......................................  $ 10,475,000     $ 13,002,000
Accounts receivable, net of allowance for doubtful accounts
  of $1,275,000 in 1995 and $994,000 in 1994....................    69,453,000       55,257,000
Inventories.....................................................    67,191,000       66,069,000
Deferred income taxes...........................................     1,200,000          800,000
Prepaid expenses................................................     8,296,000        7,895,000
                                                                  ------------     ------------
          Total current assets..................................   156,615,000      143,023,000
Realty assets...................................................   104,964,000      110,899,000
Long-term receivables, net......................................    10,113,000       13,277,000
Property, plant and equipment, at cost, net of accumulated
  depreciation of $92,395,000 in 1995 and $87,969,000 in 1994...    48,760,000       46,353,000
Intangibles, at cost, net of accumulated amortization of
  $16,985,000 in 1995 and $15,376,000 in 1994...................    43,969,000       46,288,000
Deferred charges and other assets...............................     8,178,000       10,063,000
                                                                  ------------     ------------
          Total assets..........................................  $372,599,000     $369,903,000
                                                                   ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current maturities of long-term debt............................  $  3,734,000     $  3,549,000
Current maturities of realty debt...............................     2,155,000       19,575,000
Accounts payable................................................    22,473,000       25,974,000
Accrued expenses................................................    32,851,000       39,696,000
                                                                  ------------     ------------
          Total current liabilities.............................    61,213,000       88,794,000
Long-term debt..................................................   227,736,000      220,447,000
Long-term realty debt...........................................     7,980,000        5,564,000
Deferred income taxes...........................................     7,437,000        6,655,000
Other liabilities...............................................     9,899,000        8,277,000
Commitments and contingencies...................................            --               --
Stockholders' equity:
  Preferred stock, $1 par value, authorized 5,000,000; shares issued:
       67,000 shares of Series A (71,000 in 1994) ($1,677,000
          involuntary liquidation preference)...................        67,000           71,000
       1,548,000 shares of Series B (1,548,000 in 1994)
          ($30,964,000 involuntary liquidation preference)......     1,548,000        1,548,000
       120,000 shares of Series D (120,000 in 1994) ($18,044,000
          involuntary liquidation preference)...................       120,000          120,000
  Common stock, $1 par value, authorized 20,000,000; shares
     issued:
       10,053,000 shares (10,047,000 in 1994)...................    10,053,000       10,047,000
  Capital in excess of par value................................    86,035,000       86,026,000
  Foreign currency translation adjustments......................      (530,000)        (723,000)
  Accumulated deficit...........................................   (38,959,000)     (56,923,000)
                                                                  ------------     ------------
  Total stockholders' equity....................................    58,334,000       40,166,000
                                                                  ------------     ------------
  Total liabilities and stockholders' equity....................  $372,599,000     $369,903,000
                                                                   ===========      ===========

    The accompanying notes are an integral part of the financial statements.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                   PREFERRED STOCK                          CAPITAL IN                  RETAINED
                           --------------------------------     COMMON       EXCESS OF    TREASURY      EARNINGS
                           SERIES A    SERIES B    SERIES D      STOCK       PAR VALUE      STOCK      (DEFICIT)
                           --------   ----------   --------   -----------   -----------   ---------   ------------
BALANCE AT DECEMBER 31,
  1992...................  $ 71,000   $1,548,000   $120,000   $ 9,519,000   $83,537,000   $     -0-   $(53,931,000)
  Net loss...............                                                                               (6,498,000)
  Stock grants...........                                         141,000       403,000
  Stock issued...........                                         387,000     1,308,000
  Treasury stock
    acquired.............                                                                  (528,000)
  Treasury stock
    issued...............                                                                    57,000
  Decrease in guaranteed
    debt of ESOP.........                                                       778,000
                            -------   ----------   --------   -----------   -----------   ---------   ------------
BALANCE AT DECEMBER 31,
  1993...................    71,000    1,548,000    120,000    10,047,000    86,026,000    (471,000)   (60,429,000)
  Net earnings...........                                                                                3,506,000
  Treasury stock
    issued...............                                                                   471,000
                            -------   ----------   --------   -----------   -----------   ---------   ------------
BALANCE AT DECEMBER 31,
  1994...................    71,000    1,548,000    120,000    10,047,000    86,026,000         -0-    (56,923,000)
  Conversion to Common
    stock................    (4,000)                                4,000
  Exercised stock
    options..............                                           2,000         9,000
  Net earnings...........                                                                               17,964,000
                            -------   ----------   --------   -----------   -----------   ---------   ------------
BALANCE AT DECEMBER 31,
  1995...................  $ 67,000   $1,548,000   $120,000   $10,053,000   $86,035,000   $     -0-   $(38,959,000)
                            =======   ==========   ========   ===========   ===========   =========   ============

    The accompanying notes are an integral part of the financial statements.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                    1995              1994              1993
                                                -------------     -------------     -------------
Cash and cash equivalents at beginning of
  year........................................  $  13,002,000     $  12,194,000     $  10,168,000
                                                -------------     -------------     -------------
Cash flows from operating activities:
  Net earnings (loss).........................     17,964,000         3,506,000        (6,498,000)
  Adjustments to reconcile net income to cash
     flows from operating activities:
       Extraordinary items....................    (14,409,000)               --           504,000
       Change in deferred income taxes........        382,000        (5,565,000)        1,780,000
       Depreciation and amortization..........      8,443,000         9,557,000        10,085,000
       Gain on sale of property and
          equipment...........................        (62,000)         (173,000)         (191,000)
       Loss due to transfer of realty
          assets..............................             --                --         1,166,000
       Loss on termination of interest rate
          swap agreement......................             --                --        (1,670,000)
       Original discount amortization.........     10,187,000         9,024,000                --
       Provision reserve for realty assets....      7,000,000                --                --
       Other..................................         (7,000)        4,801,000         5,279,000
  Changes in assets and liabilities, net of
     effects of acquisitions and divestitures:
       (Increase) decrease in accounts
          receivable..........................    (13,379,000)        2,935,000        (8,584,000)
       (Increase) decrease in inventories.....     (1,122,000)          (93,000)        1,176,000
       (Increase) decrease in prepaid
          expenses............................       (401,000)        1,769,000        (1,899,000)
       Decrease in realty assets..............      5,947,000         6,036,000         5,317,000
       Increase in other assets...............       (240,000)         (587,000)      (10,772,000)
       Increase (decrease) in accounts
          payable.............................     (3,501,000)        2,353,000         3,915,000
       Increase (decrease) in accrued
          expenses............................       (277,000)       (1,154,000)        5,498,000
       Decrease in other liabilities..........     (1,714,000)         (722,000)       (1,056,000)
       Other, net.............................       (314,000)          471,000          (201,000)
                                                -------------     -------------     -------------
          Cash flows from operating
            activities........................     14,497,000        32,158,000         3,849,000
                                                -------------     -------------     -------------
Cash flows from investing activities:
  Purchase of assets of acquired business.....       (287,000)       (5,688,000)               --
  Proceeds from sale of subsidiary............             --                --         2,756,000
  Purchases of property and equipment.........     (8,931,000)       (3,932,000)       (5,347,000)
  Reduction of long-term receivables..........      1,020,000           237,000         2,140,000
  New long-term receivables...................             --          (551,000)         (388,000)
  Proceeds from sale of property and
     equipment................................        772,000           302,000           291,000
                                                -------------     -------------     -------------
          Cash flows from investing
            activities........................     (7,426,000)       (9,632,000)         (548,000)
                                                -------------     -------------     -------------
Cash flows from financing activities:
  Exercise of stock options...................         11,000                --                --
  Repayment of long-term debt.................   (494,576,000)     (402,127,000)     (390,660,000)
  Repayment of realty debt....................     (6,593,000)       (2,145,000)       (5,543,000)
  Proceeds from new long-term debt............    491,560,000       382,554,000       394,928,000
                                                -------------     -------------     -------------
          Cash flows from financing
            activities........................     (9,598,000)      (21,718,000)       (1,275,000)
                                                -------------     -------------     -------------
Net increase (decrease) in cash and cash
  equivalents.................................     (2,527,000)          808,000         2,026,000
                                                -------------     -------------     -------------
Total cash and cash equivalents at end of
  year........................................  $  10,475,000     $  13,002,000     $  12,194,000
                                                =============     =============     =============

    The accompanying notes are an integral part of the financial statements.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its majority-owned domestic and foreign subsidiaries. Real estate joint ventures that are majority owned and under the control of the Company are also included in the consolidated accounts of the Company. All unconsolidated companies are reflected in the financial statements on the equity basis. All material intercompany transactions have been eliminated.

  NATURE OF OPERATIONS:

     Talley Industries, Inc. is a diversified manufacturer of a wide range of proprietary and other specialized products for defense, industrial and commercial applications. Through its Government Products and Services segment, the Company manufactures an extensive array of propellant devices and electronic components for defense systems and commercial applications and provides naval architectural and marine engineering services. The vast majority of the Government Products and Services are for U.S. Defense and are smaller components of larger units and systems that are generally designed to enhance safety or improve performance. The Company participates in the expanding market for automotive airbags through a royalty agreement and is currently developing new airbag technologies. The Company's Industrial Products segment manufactures and distributes stainless steel rods and bars and other stainless steel products, high-voltage ceramic insulators used in power transmission and distribution systems, and specialized welding equipment and systems. The Company's Specialty Products segment manufactures and sells aerosol insecticides, air fresheners and sanitizers, and custom designed metal buttons. The Company is also engaged in the orderly sale and disposition of the assets of its real estate operations. Substantially all of the Company's facilities are located in and provide sales and services to the United States and Canada.

  ACCOUNTING ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

  CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents, which consist primarily of commercial paper and money market funds, are stated at cost plus accrued interest, which approximates market.

  INVENTORIES:

     Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method for substantially all commercial inventories. Costs accumulated under government contracts are stated at actual cost, net of progress payments, not in excess of estimated realizable value.

  REALTY ASSETS:

     Realty assets consist of those parcels and developments which are expected to be sold within the operating cycle of the Realty segment. Historically, the operating cycle of the Realty segment has been three to five years. Realty assets are stated at the lower of historical cost or estimated net realizable value and include land held for sale together with related development and carrying costs (interest and property taxes during development), and equity investments in realty joint ventures. For financial reporting purposes, realty

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES assets must be carried at the lower of historical cost or estimated net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion (to the stage of completion assumed in determining the selling price), holding and disposal. Net realizable value differs from market value in that, among other things, market value is based on the price obtainable in a bulk cash sale at the present time, considers a potential purchaser's requirement for future profit and discounts the timing of expected cash receipts at a market rate of interest, whereas net realizable value is the price obtainable in the future for individual properties as improved, net of disposal costs, without provision for future profit and without discounting future cash receipts to present value. The Company accounts for and reports the value of foreclosed realty assets at fair value less the estimated costs to sell the assets.

     The Company annually completes a formal review of its real estate properties. In connection with these reviews, values of substantially all properties are established by independent appraisal firms. In establishing values, the appraisers consider comparable sales, absorption rates, area economic conditions, improvement costs and income potential, among other factors. When discounting is appropriate, risk weighted interest rates are used as determined by the appraisers. The estimated net realizable value for each property equals or exceeds its book value. It is currently the Company's intention to dispose of these properties in an orderly process over time. Accordingly, the lower of historical cost or estimated net realizable value is the appropriate carrying value for properties under generally accepted accounting principles. If, however, the Company were to change its intention and any of these properties were sold in bulk at the market values, the Company could incur a material loss. Additionally, if market conditions deteriorate further or continue to remain depressed for an extended period of time (and as a result the sales do not occur as estimated in the net realizable value analyses), the Company may incur material losses.

  REVENUE RECOGNITION:

     Sales are generally recorded by the Company when products are shipped or services performed. Sales under government contracts are recorded when the units are shipped and accepted by the government or as costs are incurred on the percentage-of-completion method. Applicable earnings are recorded pro rata based upon total estimated earnings at completion of the contracts. Anticipated future losses on contracts are charged to income when identified. Airbag royalties are recognized on an accrual basis, based on production of airbag units by the licensee and production and sales of automobiles for airbag units not produced by the licensee.

  PROPERTY AND DEPRECIATION:

     Property, plant and equipment are recorded at cost and include expenditures which substantially extend their useful lives. Expenditures for maintenance and repairs are charged to earnings as incurred. With the exception of items being depreciated under composite lives, profit or loss on items retired or otherwise disposed of is reflected in earnings. When items being depreciated under composite lives are retired or otherwise disposed of, accumulated depreciation is charged with the asset cost and credited with any proceeds with no effect on earnings; however, abnormal dispositions of these assets are reflected in earnings.

     Depreciation of plant and equipment, other than buildings and improvements on leased land, is computed primarily by the straight-line method over the estimated useful lives of the assets.

     Depreciation of buildings on leased land and amortization of leasehold improvements and equipment are computed on the straight-line method over the shorter of the terms of the related leases or the estimated useful lives of the buildings or improvements.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

  INCOME TAXES:

     Effective January 1, 1992 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes". This pronouncement requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. United States income taxes are provided on the portion of earnings remitted or expected to be remitted from foreign subsidiaries.

  EARNINGS PER SHARE:

     Net earnings per share of Common stock and Common stock equivalents has been computed on the basis of the average number of Common shares outstanding during each year. The average number of shares has been adjusted for assumed exercise at the beginning of the year (or date of grant, if later) for any dilutive stock options, with funds obtained thereby used to purchase shares of the Company's Common stock at the average price during the year, and assumed conversion of all dilutive convertible preferred stock. Common stock equivalents that are anti-dilutive are excluded from the computation of earnings per share and earnings are reduced by the dividend requirements on such equivalents.

  INTANGIBLES:

     The excess cost of investments in subsidiaries over the equity in net assets at acquisition date is being amortized using the straight-line method over periods not in excess of 40 years. The majority of the Company's intangibles consist of goodwill, which is the excess of cost over tangible and identifiable intangible assets acquired. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future cash flow of the underlying businesses.

  EARNINGS OR LOSS APPLICABLE TO COMMON SHARES:

     Earnings or loss applicable to Common shares is computed by reducing the net earnings or loss by dividends, including undeclared or unpaid dividends, of the Company's Preferred A, B and D stocks.

INVENTORIES

     Inventories are summarized as follows:

                                                                1995        1994
                                                               -------     -------
                                                                  (BALANCES IN
                                                                   THOUSANDS)
    Raw material and supplies................................  $11,878     $11,757
    Work-in-process..........................................   11,222      11,733
    Finished goods...........................................   28,955      24,616
    Inventories substantially applicable to fixed-price
      government contracts in process, reduced by progress
      payments of $5,870,000
      and $8,273,000 in 1995 and 1994, respectively..........   15,136      17,963
                                                               -------     -------
                                                               $67,191     $66,069
                                                               =======     =======

REALTY ASSETS

     The Company has adopted a plan to divest itself of realty assets which is expected to be accomplished over several years. Realty assets at December 31, 1995 of $104,964,000 are primarily unimproved commercial, industrial and mixed use properties.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     In reference to the Company's consolidated cash flow in 1995, non-cash Realty asset transactions included an increase in Realty assets of $4,038,000 and an increase in Realty debt of $3,649,000 upon the consolidation of a previously unconsolidated joint venture. Non-cash Realty items also included reductions of $7,600,000 in Realty assets at December 31, 1995. In 1994, non-cash Realty asset transactions included a decrease in both Realty assets and Realty debt in the amount of $934,000. In 1993, non-cash Realty asset transactions included an increase in Realty assets and an increase in Realty debt and accrued expenses in the amount of $19,128,000 upon the consolidation of a previously unconsolidated joint venture. Non-cash Realty items also included reductions of $4,677,000 due to forfeitures of properties and other transactions. The value of foreclosed assets at December 31, 1995 and 1994 were $29,773,000 and $31,932,000, respectively.

LONG-TERM RECEIVABLES

     Long-term receivables consist of the following:

                                                                       1995         1994
                                                                      -------      -------
                                                                          (BALANCES IN
                                                                           THOUSANDS)
    Notes receivable, including accrued interest and income tax
      refunds.......................................................  $10,584      $13,516
    Amounts due within one year, included in accounts receivable....     (471)        (239)
                                                                      -------      -------
                                                                      $10,113      $13,277
                                                                      =======      =======

     Long-term receivables include income tax receivables of $5,975,000, which must be approved by the Congressional Joint Committee on Taxation before payment will be received, and accordingly are classified as non-current. The remaining notes range in length from one to fifteen years and bear interest at December 31, 1995 at rates ranging from 8% to 10%. Payment terms vary by note, but generally require monthly, quarterly or annual interest and principal payments. The notes receivable balance is net of reserves of $1,260,000 and $2,358,000 at December 31, 1995 and 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, is summarized as follows:

                                                                      1995          1994
                                                                    --------      --------
                                                                         (BALANCES IN
                                                                          THOUSANDS)
    Machinery and equipment.......................................  $107,576      $100,383
    Buildings and improvements....................................    30,791        31,224
    Land..........................................................     2,788         2,715
                                                                    --------      --------
                                                                    $141,155      $134,322
                                                                    ========      ========

     Depreciation of property, plant and equipment was $6,834,000, $7,735,000, and $8,286,000 for the years ended December 31, 1995, 1994 and 1993, respectively. During the first quarter of 1995, the Company completed a review of the fixed asset lives at its stainless steel production facility. The Company determined that as a result of actions taken to increase its preventive maintenance and programs initiated with its suppliers to increase the quality of their products, actual lives for certain asset categories were generally longer than the useful lives used for depreciation purposes. Therefore, the Company extended the estimated useful lives of certain categories of plant and equipment at its stainless steel production facility, effective January 1, 1995. The effect of this change in estimated useful lives reduced depreciation expense for 1995 by approximately $1,602,000, and accordingly increased earnings before income taxes and extraordinary gain by the same amount.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                       1995         1994
                                                                     --------     --------
                                                                         (BALANCES IN
                                                                          THOUSANDS)
    10 3/4% Senior Notes, due 2003.................................  $115,000     $115,000
    12 1/4% Senior Discount Debentures, due 2005
      (face amount $126,555,000)...................................    90,878       80,691
    Notes, interest based on prime or other variable market rates,
      due 1998.....................................................    14,341       17,949
    Revolving credit facilities....................................    10,579        9,377
    Capitalized leases and other...................................       672          979
                                                                     --------     --------
                                                                      231,470      223,996
    Less current maturities........................................     3,734        3,549
                                                                     --------     --------
    Long-term debt.................................................  $227,736     $220,447
                                                                     ========     ========

     On October 22, 1993 the Company completed a major debt refinancing program. The Company received gross proceeds of $70,000,000 from the issuance of Senior Discount Debentures, due 2005, which were issued to yield 12.25% (face amount of $126,555,000). In addition, Talley Manufacturing and Technology, Inc., ("Talley Manufacturing") a wholly owned subsidiary of the Company, which owns all of the Company's subsidiaries (except for the subsidiaries holding the Company's real estate operations), issued $115,000,000 of Senior Notes, due 2003, with an interest rate of 10.75%. Talley Manufacturing also completed a $60,000,000 secured credit facility with two institutional lenders. The gross proceeds of the public offerings, plus an initial borrowing under the secured credit facility, after payment of underwriting and other fees and expenses associated with these financings, were used to repay substantially all of the Company's previously outstanding non-real estate related debt.

     The indentures for the Senior Notes and the Senior Discount Debentures and the loan agreement relating to the secured credit facility contain covenants requiring specified fixed charge coverage ratios, working capital levels, capital expenditure limits, net worth levels, cash flow levels and certain other restrictions including limitations on dividends and other payments and incurrence of debt. As a holding company with no significant operating or income-producing assets beyond its stock interests in Talley Manufacturing and the subsidiaries holding its real estate operations, the Company is dependent primarily upon distributions from these subsidiaries to meet its debt service and other obligations. Payments from the subsidiaries are generally limited by the debt covenants of Talley Manufacturing.

     Substantially all of the receivables, inventory and property, plant and equipment of Talley Manufacturing and its subsidiaries are pledged as collateral in connection with the secured credit facility. In addition, the subsidiaries of Talley Manufacturing have guaranteed Talley Manufacturing's obligations under the Senior Notes and the secured credit facility and the Company has guaranteed the Senior Notes on a subordinated basis. The capital stock of Talley Manufacturing has been pledged by the Company to secure the Senior Discount Debentures.

     The Senior Notes mature on October 15, 2003 and Talley Manufacturing is required to make mandatory sinking fund payments of $11,500,000 on October 15, in each of 2000, 2001 and 2002. Interest is payable semi-annually, having commenced April 15, 1994. The Senior Discount Debentures mature on October 15, 2005. No interest on the Discount Debentures will be payable until April 15, 1999, when interest will be payable semi-annually on April 15 and October 15 of each year. In the event that certain financial and other conditions are satisfied, the Discount Debentures require prepayments based on defined levels of airbag royalties received and proceeds from real estate sales.

     The secured credit facility consists of a five year revolving credit facility of up to $40,000,000 and a five year $20,000,000 term loan facility. At December 31, 1995 availability under the facility, based on inventory

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES and receivable levels and certain plant and equipment, was approximately $48,000,000, of which approximately $25,000,000 was borrowed. Upon the occurrence of certain specified events at any time following the third anniversary of the facility, the agent thereunder may elect to terminate the facility. The five-year term facility requires monthly amortization payments based on a seven year amortization schedule, with the balance due upon expiration in October 1998. The credit facility interest rate is prime plus one percent or LIBOR plus 3 1/4%, with an additional fee of one-quarter of one percent on unused amounts under the revolving facility.

     Aggregate maturities of long-term debt for the years ending December 31, 1996 through December 31, 2000, are $3,734,000, $3,094,000, $18,764,000, $0 and
$11,500,000, respectively. Cash payments for total interest, net of amounts capitalized, during 1995, 1994 and 1993 were $16,132,000, $16,758,000 and
$21,675,000, respectively. Accrued interest expense at December 31, 1995, 1994 and 1993 was $3,626,000, $11,855,000 and $10,999,000, respectively. Deferred debt issue costs at December 31, 1995, 1994 and 1993 were $8,509,000, $9,922,000 and $11,362,000, respectively. Deferred debt issue costs are amortized over the life of the respective debt instruments using the straight line method. Amortization of debt expense in 1995, 1994 and 1993 was $1,413,000, $1,413,000 and $952,000, respectively. Total capitalized lease obligations on buildings and equipment included in long-term debt at December 31, 1995 is $338,000, of which $322,000 is due within one year.

REALTY DEBT

     Realty debt consists primarily of amounts payable in connection with properties acquired by the Company's real estate operations. The various notes bear interest at rates ranging from 7.6% to 11.5% with maturities ranging from 1996 through 2004. Payment terms vary by note, but generally require monthly, quarterly or annual interest and principal payments. Realty debt at December 31, 1995 and 1994 was $10,135,000 and $25,139,000, respectively. During 1995, the
Company recognized $14,409,000 in extraordinary gains in connection with the settlement of certain real estate debt for less than book value. Aggregate maturities of Realty debt for the years ending December 31, 1996 through 2000 are $2,153,000, $1,666,000, $694,000, $501,000 and $664,000, respectively.
Realty debt is collateralized by properties and notes receivable of the Company's real estate operations with a carrying value of approximately $85,463,000.

STOCK OPTIONS

     At December 31, 1995, under the 1990 and 1978 Stock Option Plans, 761,000 and 478,000 shares of Common stock, respectively, were reserved for sale to officers and employees. The plans require incentive stock option prices to be no less than the market value of the stock at the date of grant and that all options, incentive and non-qualified, become exercisable in ten years or less from the date of grant, as specified in the individual grants. During the year ended December 31, 1995, no options were granted under the 1990 Stock Option Plan, but 100,000 options were granted during 1994 under this plan. There were 137,000 shares granted during 1995 under the 1978 Stock Option Plan, but no shares were granted during 1994 under this plan. During the year ended December 31, 1993, 438,000 options were granted under the 1990 Stock Option Plan and 132,000 grants were made under the 1978 Stock Option Plan. During the years ended December 31, 1995, 1994 and 1993, the only options exercised under either of the two stock option plans were 2,000 options exercised at a price of $5.375 per share during 1995 under the 1990 Plan. Under the 1978 Stock Option Plan during 1995, 1994 and 1993, respectively, there were 193,000, 12,000 and 63,000 options that expired or were cancelled. During 1995 there were no options that were cancelled under the 1990 Plan. During 1994, there were 8,000 options that were cancelled under the 1990 Plan.

     At December 31, 1995, there were 878,000 total options outstanding at an average price of $5.46, with 672,000 options exercisable. At December 31, 1994, 934,000 options were outstanding at an average price of $5.97 with 844,000 exercisable. Common stock reserved for future option grants under the 1978 Plan amounted to 128,000 and 72,000 shares at December 31, 1995 and 1994, respectively. Common stock reserved

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES for future option grants under the 1990 Plan amounted to 233,000 and 128,000 at December 31, 1995 and 1994, respectively.

CAPITAL STOCK

     Each share of Series A Convertible Preferred stock entitles its holder to receive an annual cash dividend of $1.10 per share; to convert it into .95 of a share of Common stock, as adjusted in the event of future dilution; to receive up to $25.00 per share in the event of involuntary or voluntary liquidation; and, subject to certain conditions in loan agreements, may be redeemed at the option of the Company at a price of $25.00 per share plus accrued and unpaid dividends.

     Each share of Series B $1.00 Cumulative Convertible Preferred stock entitles its holder to receive an annual cash dividend of $1.00 per share; to convert it into 1.31 shares of Common stock, as adjusted in the event of future dilution; to receive up to $20.00 per share plus accrued and unpaid dividends in the event of involuntary liquidation; to receive up to $52.50 plus accrued and unpaid dividends per share in the event of voluntary liquidation and, subject to certain conditions in loan agreements, may be redeemed at the option of the Company at a price of $52.50 per share plus accrued and unpaid dividends.

     Each share of Common stock has a preferred stock purchase right attached, allowing the holder, upon the occurrence of a change in control, as defined in a Rights agreement (as amended and restated on February 2, 1996), to buy one one-hundredth of a share of Series C Junior Participating Preferred stock at an exercise price of $32. The Series C stock, which may be purchased upon exercise of the Rights, is nonredeemable and junior to other series of the Company's preferred stock. No shares of Series C stock have been issued as of December 31, 1995.

     Each share of Series D Convertible Preferred stock entitles its holder to receive an annual cash dividend of $4.50 per share ($15.75 after February 28, 1998); to convert it into 10 shares of Common stock, as adjusted in the event of future dilution; to receive $150 per share ($175 after February 28, 1998) in the event of involuntary or voluntary liquidation; and subject to certain conditions in loan agreements, may be redeemed at the option of the Company at the higher of $150 per share ($175 after February 28, 1998) or the average of the conversion value per share for the last ten trading days prior to redemption (not to exceed $200 per share).

     Dividends on the shares of Series A, Series B and Series D Preferred stock are cumulative and must be paid in the event of liquidation and before any distribution to holders of Common stock. The Company has not made any dividend payments on its preferred and common stock since the first quarter of 1991, and the ability to pay dividends in the future is limited by the provision of the Company's debt agreements. Cumulative dividends on preferred shares that have not been declared or paid since the first quarter of 1991 are approximately:
Series A -- $350,000 ($5.225 per share), Series B -- $7,354,000 ($4.75 per share) and Series D $2,571,000 ($21.375 per share). The failure to pay the regular quarterly dividends for the first three quarters of 1992 on the Preferred stock gave rise at that time to the right of the holders of the three series to elect two directors to the Company's Board of Directors.

     At December 31, 1995 there were 5,861,000 shares of Common stock reserved for conversion of preferred stock, for exercise of stock options, for issuance of shares under the Employee Stock Purchase Plan and for the payment of a portion of the purchase price of a business acquisition completed in 1994.

     On February 2, 1996 the Company's Board of Directors approved a transaction providing for the immediate conversion of all of the Company's Series D Preferred stock (120,293 shares) into 1,905,849 shares of Talley Common stock. The conversion automatically extinguished all unpaid dividends on that stock. The transaction will not impact the net earnings of the Company in 1996, but "earnings applicable to common shares (after deduction of preferred stock dividends)," as supplementally disclosed by the Company, and the "earnings per share of common stock and common equivalent share" will be reduced. The excess of the fair value of the common shares transferred in the transaction by the Company to the single shareholder over the

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES fair value of the common shares issuable pursuant to the original conversion terms will be subtracted from net earnings in the calculations of net earnings available to common shareholders and earnings per share. The Series D Preferred stock had been held in a voting trust agreement since its issuance in connection with a 1988 acquisition by the Company. The Common stock will continue to be held in the voting trust, which has been extended under the agreement until March 2001.

LEASES

     Rental expense for continuing operations (reduced by rental income from subleases of $441,000 in 1995, $329,000 in 1994 and $340,000 in 1993) amounted to $4,770,000 in 1995, $5,179,000 in 1994 and $5,622,000 in 1993. Aggregate
future minimum rental payments required under operating leases having an initial lease term in excess of one year for years ending December 31, 1996 through December 31, 2000 are $4,255,000, $3,364,000, $2,908,000, $1,535,000 and
$682,000, respectively, with $1,335,000 payable in future years. Minimum operating lease payments have not been reduced by future minimum sublease rentals of $248,000.

     Aggregate future minimum payments under capital leases for years ending December 31, 1996 and December 31, 1997 are $343,000 and $18,000, respectively, with no payments in later years. Minimum capital lease payments have not been reduced by future minimum sublease rentals of $265,000. The present value of net minimum lease payments is $339,000 after deduction of $22,000, representing interest and estimated executory costs. The net book value of leased buildings and equipment under capital leases at December 31, 1995 and 1994 amounted to $656,000 and $213,000, respectively.

EMPLOYEE BENEFIT PLANS

     The Company and its subsidiaries have pension plans covering a majority of its employees. Normal retirement age is 65, but provisions are made for early retirement. For subsidiaries with defined benefit plans, benefits are generally based on years of service and salary levels. Contributions to the respective defined contribution plans are based on each participant's annual pay and age. The Company also has a retirement plan for its Board of Directors. Benefits are payable under the plan after five years of service upon reaching age 68, or retirement if later.

     Net pension cost in 1995, 1994 and 1993 was $4,132,000, $4,837,000 and
$5,069,000, respectively.

     The Company generally contributes the greater of the amounts expensed or the minimum statutory funding requirements. Pension costs for defined benefit plans include the following components:

                                                             1995        1994        1993
                                                           --------     -------     -------
                                                               (BALANCES IN THOUSANDS)
    Service cost-benefits earned during the year.........  $  1,138     $ 1,377     $ 1,594
    Interest cost on projected benefit obligation........     2,781       2,360       2,504
    Actual return on assets..............................   (11,377)        643      (5,712)
    Net amortization and deferral........................     8,035      (3,493)      3,173
                                                           --------     -------     -------
    Net pension cost.....................................  $    577     $   887     $ 1,559
                                                           ========     =======     =======

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     The following table sets forth the aggregate funded status of defined benefit plans at December 31, 1995 and 1994:

                                                                             1995
                                                                -------------------------------
                                                                ASSETS EXCEED      ACCUMULATED
                                                                 ACCUMULATED        BENEFITS
                                                                  BENEFITS        EXCEED ASSETS
                                                                -------------     -------------
                                                                    (BALANCES IN THOUSANDS)
    Fair value of plan assets.................................    $  45,857          $ 1,852
    Projected benefit obligation..............................      (41,955)          (1,998)
                                                                   --------          -------
    Projected benefit obligation (in excess of) or less
      than plan assets........................................        3,902             (146)
    Unrecognized net loss (gain)..............................       (5,008)            (175)
    Unrecognized prior service cost...........................         (252)               4
    Unrecognized net liability................................          520              344
    Unfunded accumulated benefit obligation...................           --             (173)
                                                                   --------          -------
    Pension liability.........................................    $    (838)         $  (146)
                                                                   ========          =======
    Accumulated benefits......................................    $  37,046          $ 1,998
    Vested benefits...........................................    $  35,094          $ 1,955
                                                                             1994
                                                                -------------------------------
                                                                Assets Exceed      Accumulated
                                                                 Accumulated        Benefits
                                                                  Benefits        Exceed Assets
                                                                -------------     -------------
                                                                    (balances in thousands)
    Fair value of plan assets.................................    $  36,474          $ 1,451
    Projected benefit obligation..............................      (30,004)          (1,641)
                                                                   --------          -------
    Projected benefit obligation (in excess of) or less
      than plan assets........................................        6,470             (190)
    Unrecognized net loss (gain)..............................       (7,612)            (260)
    Unrecognized prior service cost...........................         (266)               4
    Unrecognized net liability................................          622              413
    Unfunded accumulated benefit obligation...................           --             (157)
                                                                   --------          -------
    Pension liability.........................................    $    (786)         $  (190)
                                                                   ========          =======
    Accumulated benefits......................................    $  27,160          $ 1,641
    Vested benefits...........................................    $  25,535          $ 1,611

     The provisions of Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions," require the recognition of an additional liability and related intangible asset to the extent that accumulated benefits exceed plan assets. At December 31, 1995 and 1994 the Company's additional liabilities were $173,000 and $157,000, respectively. The Company recorded an intangible asset in the same amount. At December 31, 1995 the Directors' Pension plan was unfunded with a projected benefit obligation of $897,000 and an additional liability of $201,000. The net pension cost for 1995 was $234,000.

     Assumptions used in 1995, 1994 and 1993 to determine the actuarial present value of plan benefit obligations were:

                                                                    1995     1994     1993
                                                                    -----    -----    -----
    Assumed discount rate.........................................   6.5%     8.5%     7.0%
    Assumed rate of compensation increase.........................   4.5%     5.0%     4.5%
    Expected rate of return on plan assets........................   9.0%     9.0%     9.0%

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     Net periodic pension cost is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year. Assets of the Company's pension plans consist of marketable equity securities, guaranteed investment contracts and corporate and government debt securities. At December 31, 1995 the total value of defined benefit plan assets exceed total vested benefits by $10,660,000.

     Effective January 1, 1984, the Company established an employee stock purchase plan for eligible U.S. employees. Each eligible employee who elects to participate may contribute 1% to 5% of his or her pretax compensation from the Company. The Company contributes an amount equal to 50% of the employee contributions. Total Company contributions during 1995 and 1994 were $502,000 and $713,000, respectively. Any dividends received on the shares held by the ESOP are reinvested in shares of Company stock. No dividends were received during 1995, 1994 or 1993.

     Health care and life insurance benefits are presently provided to a small number of retired employees of one of the Company's subsidiaries. The cost of retiree health care and life insurance benefits are minor in amount and are recognized as benefits are paid. The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension" in the first quarter of 1993, as required by the pronouncement. The transition obligation of approximately $1,474,000 is being amortized over a 20 year period. The amortization of the unrecognized transition obligation for the single subsidiary affected by the new pronouncement was $72,000 in 1995. Current service costs and interest costs for 1995 were approximately $10,000 and $99,000, respectively.

INCOME TAXES

     Earnings before income taxes and extraordinary gain and the provision (credit) for income taxes consists of the following:

                                                              1995       1994        1993
                                                             ------     -------     -------
                                                                (BALANCES IN THOUSANDS)
    Earnings (loss) before income taxes and extraordinary
      gain:
      United States........................................  $4,541     $(2,341)    $(3,229)
      Foreign..............................................   2,432       1,542           3
                                                             ------     -------     -------
                                                             $6,973     $  (799)    $(3,226)
                                                             ======     =======     =======
    Current tax expense:
      United States........................................  $  728     $     -     $   347
      Foreign..............................................   1,154         731          59
      State and local......................................   1,154         530         581
                                                             ------     -------     -------
                                                              3,036       1,261         987
                                                             ------     -------     -------
    Deferred tax expense (credit):
      United States........................................    (701)         --        (347)
      Foreign..............................................      25          15           8
      State and local......................................   1,058      (5,581)      2,120
                                                             ------     -------     -------
                                                                382      (5,566)      1,781
                                                             ------     -------     -------
                                                             $3,418     $(4,305)    $ 2,768
                                                             ======     =======     =======

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1995 and 1994 are as follows:

                                                                         1995       1994
                                                                       --------   --------
                                                                          (BALANCES IN
                                                                           THOUSANDS)
    Gross deferred tax assets:
      Net operating losses and tax credit carryforward...............  $  1,484   $  8,493
      Reserves on realty assets......................................     7,883      9,841
      Accrued expenses...............................................    11,356      9,621
      Other..........................................................     2,498      1,618
      Valuation allowance for deferred tax assets....................   (17,664)   (23,856)
                                                                       --------   --------
    Net deferred tax asset...........................................     5,557      5,717
                                                                       --------   --------
    Gross deferred tax liabilities:
      Depreciation...................................................     5,957      6,662
      Accrued expenses...............................................     4,604      3,908
      Other..........................................................     1,233      1,002
                                                                       --------   --------
      Gross deferred tax liability...................................    11,794     11,572
                                                                       --------   --------
    Net deferred tax liabilities.....................................  $  6,237   $  5,855
                                                                       ========   ========

     Reasons for the differences between the amount of income tax determined by applying the applicable statutory federal income tax rate to pretax income are:

                                                                 1995      1994      1993
                                                                -------   -------   -------
    Computed tax at statutory U.S. tax rates..................  $ 2,371   $  (272)  $(1,098)
    Net operating loss utilization............................   (1,542)      796     1,098
    State and local taxes.....................................    2,212    (5,051)    2,701
    Other.....................................................      377       222        67
                                                                -------   -------   -------
                                                                $ 3,418   $(4,305)  $ 2,768
                                                                =======   =======   =======

     United States income taxes have not been provided on approximately $1,000,000 of undistributed earnings of subsidiaries incorporated outside the United States, since it is the Company's intent to reinvest such earnings. Net cash (payments) refunds for income taxes during 1995, 1994 and 1993 were $(2,676,000), $(569,000) and $828,000, respectively.

     At December 31, 1995, the Company had an unrecognized net operating loss carryforward for financial statement purposes of approximately $43,000,000. The Company has no net operating loss for federal tax purposes. The Company has alternative minimum tax credits of approximately $1,484,000, which can be utilized against regular taxes in the future.

     Pursuant to legislation passed in 1994 in the State of Arizona regarding the rules for filing consolidated state income tax returns, the Company reversed $5,600,000 in 1994 of state income tax accruals to reflect the change in the law.

COMMITMENTS AND CONTINGENCIES

     TRW Claims. On June 27, 1995, the federal district court for the District of Arizona entered judgment against TRW Inc. in favor of the Company in TRW Inc. vs. Talley Industries, Inc. et al. The court dismissed all claims asserted by TRW against the Company while the jury reached a verdict in favor of the Company on its counterclaims against TRW, awarding the Company a total of $138,000,000. The award (which is in addition to (i) royalty payments of $24,400,000 paid prior to the judgment and during the pendency of this

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES action pursuant to a preliminary injunction order, and (ii) the court's January 26, 1996 award of $7,085,000 for attorneys' fees and recoverable costs relating to this litigation) represents the jury's determination of the present value of the royalties that would otherwise have been paid to the Company by TRW for the period from April 1995 through April 2001.

     The litigation in which this judgment was entered arose out of the Asset Purchase Agreement dated February 4, 1989 and the License Agreement dated April 21, 1989, between TRW and the Company pursuant to which TRW acquired the Company's airbag business. The court dismissed TRW's claims that the Company had breached a non-compete provision contained in the Asset Purchase Agreement, thereby entitling TRW to terminate airbag royalty payments to the Company under the License Agreement (which it purported to do in February 1994) and obtain a paid-up license to use the Company's airbag technology. The jury found in fact that TRW had improperly terminated and repudiated the License Agreement. TRW has filed an appeal of the judgment to the Ninth Circuit Court of Appeals, on which oral argument was heard on February 14, 1996. The Company anticipates that TRW will also appeal the district court's award of attorneys' fees and expenses.

     On July 26, 1995 the district court granted a stay of enforcement of the judgment pending appeal upon the posting by TRW of a $175,000,000 bond and the continuation of quarterly payments to the Company in the amount of royalties that otherwise would be due under the License Agreement. Upon affirmation of the judgment on appeal, TRW would be required to pay the judgment plus interest (which the court ruled will accrue from June 27, 1995 at the rate specified by the 1989 License Agreement -- i.e., prime plus five percent), offset by the continued quarterly payments made in the interim as ordered by the court. TRW has sought and the Court of Appeals has denied emergency review of the district court's order requiring the continued quarterly payments pending appeal. The denial of emergency relief by the Court of Appeals is without prejudice to TRW's appeal from the district court's order.

     Certain other claims asserted by TRW and the Company against each other are the subject of a separate action which remains pending. In that action, TRW has challenged certain representations by the Company that the airbag manufacturing plant sold to TRW by the Company in 1989 met applicable government requirements, and that the associated real estate was sufficient to permit construction of certain additional facilities. The Company's claims against TRW include claims that TRW failed to properly exploit the license granted to TRW by the Company in 1989 and denied the Company certain contractually provided audit rights. It is currently anticipated that these remaining claims will come to trial early in the spring of 1996. Management anticipates that the above-described claims will be resolved without any material adverse impact on the results of operations or financial position of the Company.

     Environmental. A subsidiary of the Company has been named as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act in connection with the remediation of the Beacon Heights Landfill in Beacon Falls, Connecticut and the Laurel Park Landfill in Naugatuck, Connecticut. Management's review indicates that the Company sent ordinary rubbish and off-specification plastic parts to these landfills and did not send any hazardous wastes to either site.

     Two coalitions of potentially responsible parties have entered into consent decrees with the Environmental Protection Agency to remediate these sites. Each coalition has in turn brought an action against other potentially responsible parties, including a subsidiary of the Company, to contribute to the cleanup costs. In October 1995, the Company settled the Laurel Park matter, including a payment by the Company that was not material to the results of operations of the Company. The federal court hearing the case has dismissed claims brought against the subsidiary by the Beacon Heights coalition. However, the coalition has indicated that it intends to appeal the court's ruling. Based upon management's review and the status of the proceedings, with respect to the Beacon Heights matter, management believes that any reasonably anticipated losses from this claim will not result in a material adverse impact on the results of operations or the financial position of the Company.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     A subsidiary of the Company is conducting an investigation of alleged groundwater contamination at a facility in Athens, Georgia, in cooperation with the current owner of the site. The site was owned by the subsidiary until March 1988. The Georgia Environmental Protection Division made a determination in 1995 that the site should be listed on its Hazardous Site Inventory. No lawsuit or administrative enforcement proceedings have been initiated in this matter. Based on remediation estimates received, management believes that any reasonably anticipated losses from the alleged contamination will not result in a material adverse impact on the results of operations or the financial position of the Company.

     Tax. The Arizona Department of Revenue issued Notices of Correction of Income Tax dated March 17, 1986 to the Company for the fiscal year ending March 31, 1983. These Notices pertain to whether subsidiaries of the Company must file separate income tax returns in Arizona rather than allowing the Company to file on a consolidated basis. The amount of additional Arizona income tax alleged to be due as a result of the Notices of Correction was approximately $400,000 plus interest. In May 1992 the Arizona Tax Court granted judgment in favor of the Company and against the Department on all claims asserted against the Company. In October 1992 the Tax Court entered judgment in favor of the Company awarding the Company approximately $600,000 for the Arizona income taxes the Company overpaid for its fiscal year ending March 31, 1983 together with interest and attorneys' fees.

     In September 1994, the Arizona Court of Appeals reversed the 1992 Arizona Tax Court ruling that entitled the Company to file a combined tax return in the State of Arizona for the fiscal year ended March 31, 1983, and in April 1995, the Supreme Court of the State of Arizona denied the Company's Petition for Review. Based on the appellate court decision, the Company paid approximately $1,300,000 in taxes and interest for the period ending March 31, 1983. The Company believes the appellate court erred in its decision; however, the Company held discussions with state authorities in an effort to resolve the dispute for the periods ending on December 31, 1984 and 1985. The tax and related interest assessment in dispute is approximately $5,000,000. If the Company is unsuccessful in reaching an agreement with the state, it intends to vigorously litigate these tax and interest assessments. Legislation adopted in 1994 in Arizona specifically allows companies to file combined tax returns in Arizona for periods from January 1, 1986, and on December 8, 1994 the Arizona Department of Revenue withdrew its assessments against the Company for 1986 and subsequent years. Management believes that the final resolution of the above matter will not result in a material adverse impact on the results of operations or financial position of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments for which it is practicable to estimate. Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a force or liquidation sale.

                                                           1995                  1994
                                                    -------------------   -------------------
                                                    CARRYING     FAIR     CARRYING     FAIR
                                                     AMOUNT     VALUE      AMOUNT     VALUE
                                                    --------   --------   --------   --------
                                                             (BALANCES IN THOUSANDS)
    Cash & cash equivalents.......................  $ 10,475   $ 10,475   $ 13,002   $ 13,002
    Non-trade receivables.........................    10,584     10,584     13,516     13,516
    Realty debt...................................    10,135     10,135     25,139     20,784
    Other debt....................................   231,470    238,881    223,996    191,690

     The following notes summarize the major methods and assumptions used by the Company in estimating the fair values of financial instruments.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS

     The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

NON-TRADE RECEIVABLES

     Interest rates on non-trade receivables, including the current portion, are generally at current market rates. Accordingly the carrying value and fair value of the receivables are equal after considering allowances for the carrying value of certain notes.

DEBT

     The fair value of the Company's realty and other debt, including the current portion, at December 31, 1995 and 1994 is based on quoted market prices or, if market prices are not available, the fair value is estimated using discounted cash flow analysis based on estimated rates for similar instruments.

     The Company has the right to receive royalty payments under a license agreement executed in April, 1989 in connection with the sale of its airbag operations to TRW. Under the agreement, the Company is entitled to receive royalties for the twelve year period commencing May 1, 1989 and ending April 30, 2001. The rates at which these royalties are to be paid are; $1.16 for each airbag unit manufactured and sold anywhere in the world by TRW and its subsidiaries (this amount increases by $.01 per unit on May 1 of each year of the royalty term); 75% of the per-unit amount specified above for each inflator manufactured and sold anywhere in the world by TRW and subsidiaries; and $.55 for each airbag unit supplied by companies other than TRW for use in a vehicle manufactured or sold in North America.

     The fair value of the royalty stream is dependent upon many factors, including automobile production, the number of produced vehicles with airbag systems and the market share of TRW. Royalties recognized in the year ending December 31, 1995 were $23,977,000. Also see Commitments and Contingencies note.

RESEARCH AND DEVELOPMENT COSTS

     Company-sponsored research and development costs were $4,227,000, $4,304,000 and $3,122,000 for the years ended December 31, 1995, 1994, and 1993, respectively. For the same periods, customer-sponsored research and development expenditures were $10,093,000, $8,231,000 and $11,620,000, respectively.

EXTRAORDINARY GAINS (LOSS)

     During 1995 the Company realized a net gain of $14,409,000 from the retirement of realty debt. The gain represents the difference between the value of the debt recorded on the books of the Company and the consideration given and costs incurred to settle the obligation. Due to the Company's net operating tax loss position, there is no tax provision in connection with the gain.

     In 1993, as a result of the termination of the interest swap agreement and the payoff of the underlying debt, the Company recognized an extraordinary loss of $1,670,000. Due to the consolidated tax position of the Company there was no tax benefit recognized in connection with this loss. The Company does not presently have, nor has it had, any derivative type instruments since the aforementioned interest swap agreement terminated in 1993. Also in 1993, an extraordinary gain of $1,166,000 was recognized in connection with the transfer of real estate assets to creditors to settle debt associated with such assets. The gain represents the excess of the carrying value of the debt over the fair value of the properties transferred to the creditor. Included in losses from operations is a corresponding charge representing the book value in excess of the fair value of the properties transferred.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

ACQUISITIONS AND DISPOSITIONS

     In July 1994, a subsidiary of the Company acquired certain assets of the Ball and Socket Manufacturing Company, Inc., a manufacturer of metal buttons. The purchase price was approximately $4,800,000, including cash of $2,100,000, 323,232 shares of the Company's Common stock scheduled for issuance two years after closing and certain liabilities assumed and acquisition costs incurred.

     The Company sold the net assets of its precision potentiometer business in July 1993, for a cash purchase price of $2,756,000, which approximated the book value of the net assets sold.

     The excess of cost over tangible and identifiable intangible assets acquired, net of amortization at December 31, 1995, 1994, and 1993 was $43,392,000, $45,716,000, and $43,696,000, respectively.

RELATED PARTY TRANSACTIONS

     In each of the last three years the Company and its subsidiaries incurred legal fees payable to the law firm of one of the Company's directors. During 1995, 1994 and 1993 total billings for the firm were $249,000, $610,000 and $715,000, respectively, and were for foreign and domestic services relating to litigation and general corporate matters. In 1995, the Company also paid $120,000 in consulting fees to one of the Company's directors. Fees were paid to a second law firm in 1993 of $329,000. A 1993 addition to the Company's board of directors was a partner in such firm until he retired in June 1993.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1994 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" effective for the Company at December 31, 1994. The Company does not presently have nor has it had any derivative type instruments since mid-1993 when a single interest rate swap agreement was terminated as described in the notes to the financial statements.

     In late March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is effective for fiscal years beginning after December 15, 1995. The application of this Statement will require the Company to carry real estate projects that are substantially complete and ready for their intended use at the lower of cost or fair value, less cost to sell. If the sum of the expected future net cash flow (undiscounted and without interest charges) is less than the carrying amount of projects that are not substantially complete and ready for their intended use, an impairment loss would be recognized. The Company, consistent with existing generally accepted accounting principles, currently states the majority of its land and land under development at the lower of cost or net realizable value. The effect of implementing this new accounting pronouncement has not yet been quantified.

     In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," which is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has employee incentive arrangements wherein employees receive shares of stock. When this pronouncement becomes effective, the Company will be required to account for such transactions under the "fair value" based method or the "intrinsic value" based method. Under the "fair value" based method, compensation cost is measured at the grant date, based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the "intrinsic value" based method, (present accounting), compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date, over the amount an employee must pay to acquire the stock. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividend on it, and the risk-free interest rate over the expected life of the

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES option. Certain pro-forma disclosures are required when a Company uses the "intrinsic value" based method instead of the "fair value" based method.

     Other pronouncements issued by the Financial Accounting Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

SEGMENT OPERATIONS

     The Company is a diversified manufacturer of a wide range of proprietary and other specialized products for defense, industrial and commercial applications. Through its Government Products and Services segment, the Company manufactures an extensive array of propellant devices and electronic components for defense systems and commercial applications and provides naval architectural and marine engineering services. The Company participates in the rapidly expanding market for automotive airbags through its royalty agreement with TRW, which provides the Company with a quarterly royalty payment through April 30, 2001 for any airbag manufactured and sold by TRW worldwide and for any other airbag installed in a vehicle manufactured or sold in North America. The Company's Industrial Products segment manufactures and distributes stainless steel products, high-voltage ceramic insulators used in the power transmission and distribution systems, and specialized welding equipment and systems. The Company's Specialty Products segment manufactures and sells aerosol insecticides, air fresheners and sanitizers, and custom designed metal buttons. The Company is also engaged in the orderly sale of the assets of its real estate operations.

  GOVERNMENT PRODUCTS AND SERVICES

     The Company's Government Products and Services segment provides a wide range of products and services for government programs. The vast majority of the Company's products are smaller components of larger units and systems and are generally designed to enhance safety or improve performance. The Company manufactures proprietary propellant products which, when ignited, produce a specified thrust or volume of gas within a desired time period. Propellant products manufactured include ballistic devices for aircraft ejection systems, rocket motors, extended range munitions components and dispersion systems.

     The Company's propellant devices are currently used on ejection seats on high performance domestic and foreign military aircraft. Rocket motors manufactured by the Company include a complete line of rocket boosters and propulsion systems used for reconnaissance, surveillance, and target acquisition. The Company's extended range munitions components utilize propellant technologies to significantly extend the range of existing U.S. artillery. Other electronic products include sub-miniature elapsed time indicators, events counters, fault annunciators, and lighting products used in aerospace and military applications to monitor equipment performance. Naval architecture and marine engineering services provided by the Company include detail design and engineering services for new military and commercial construction as well as a significant amount of maintenance and retrofit work for existing ships.

     The Company's Government Products and Services segment also manufactures specialized electronic display and monitoring devices and high performance cable connection assemblies.

     Direct sales to the U.S. Government and its agencies, primarily from the Government Products and Services segment accounted for approximately 17%, 23% and 24% of the Company's sales for the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994 the amount billed but not paid by customers under retainage provisions in long-term contracts was $1,212,000 and $1,075,000, respectively. The $1,212,000 receivable under retainage provisions is expected to be collected in 1996 through 2001 in the amounts of $391,000, $38,000, $119,000, $637,000, $0 and $27,000, respectively. Amounts in process but unbilled at December 31, 1995 and 1994 were $5,976,000 and $6,257,000, respectively.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

  AIRBAG ROYALTIES

     The Company participates in the rapidly expanding market for automotive airbags through its royalty agreement with TRW. The Company entered into the Airbag Royalty Agreement as part of the 1989 sale of its automotive airbag manufacturing business. The terms of the Airbag Royalty Agreement require TRW to make quarterly royalty payments to the Company through April 30, 2001 for any airbag units manufactured and sold worldwide by TRW as well as for any other airbags installed in vehicles manufactured or sold in North America. (See Commitments and Contingencies note.)

  INDUSTRIAL PRODUCTS

     The Company's Industrial Products segment operates in three product areas: stainless steel, high-voltage ceramic insulators and automated welding equipment. Demand for these products is directly related to the level of general economic activity.

     Through its stainless steel operation, the Company operates a mini-mill which converts purchased stainless steel billets into a variety of sizes of both hot rolled and cold finished bar and rod. The Company's stainless steel mini-mill has utilized advanced computer automation, strict quality controls, and strong engineering and technical capabilities to maintain its position as a low cost, high quality producer. In addition to its stainless steel manufacturing operation, the Company distributes stainless steel and other specialty steel products through seven locations in the U.S. and Canada. The Industrial Products segment also manufactures and distributes high-voltage ceramic insulators for electric utilities, municipalities and other governmental units, as well as for electrical contractors and original equipment manufacturers. Products include a wide array of transformer bushings and accessories, special and standard porcelain for high and low-voltage applications, apparatus bushing assemblies, and transmission and distribution class insulators which are manufactured for both domestic and international markets. In addition, the Company manufactures specialized advanced-technology welding systems, power supply systems and humidistats for the utility, pipeline and original equipment manufacturer markets. Welding equipment manufactured by the Company includes systems that are specially designed to operate in hostile environments such as nuclear radiation.

  SPECIALTY PRODUCTS

     The Company's Specialty Products segment is focused on two distinct markets: aerosol insecticides, air fresheners and sanitizers servicing the industrial maintenance supply, pest control and agricultural markets, and custom designed metal buttons for the military and commercial uniform and upscale fashion markets. The majority of the Company's aerosol insecticides are proprietary formulations of natural active ingredients.

  REALTY

     In 1992, management adopted a plan to dispose of the Company's real estate operations, reflecting a strategic decision to exit this business. The Company's real estate portfolio consists primarily of undeveloped commercial, industrial and residential land located in the greater Phoenix, Arizona; San Diego, California and San Antonio, Texas areas.

  OTHER MATTERS

     The Company's U.S. operations had export sales of $20,354,000, $15,932,000 and $26,672,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Substantially all facilities and operations of the Company's operations are located within the United States. The Company operates a steel distribution system located in Canada with sales for the year ended December 31, 1995 and total assets at December 31, 1995 of $15,600,000 and $9,600,000, respectively.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     Foreign exchange losses included in earnings for the years ended December 31, 1995, 1994 and 1993 were not material. The foreign currency translation adjustment included in stockholders' equity decreased from $(723,000) at December 31, 1994 to $(530,000)at December 31, 1995.

     Sales between segments are not significant and have been eliminated. Operating income is total revenue less operating expenses and excludes general Corporate expenses, non-segment interest income and interest expense. Interest income associated with segment assets is included in segment operations income. Corporate assets consist principally of cash and cash equivalents, notes receivable, income taxes receivable and a building.

     The Company's backlog was approximately $503,300,000 as of December 31, 1995 and $130,900,000 as of December 31, 1994. Approximately 27.9% of the backlog as of December 31, 1995 is expected to result in revenue during 1996, with the remaining 72.1% expected to result in revenue during subsequent periods. The backlog amounts as presented herein are composed of funded and unfunded components. The government funded components and firm industrial contracts at December 31, 1995 and 1994 totaled $133,500,000 and $130,900,000, respectively.

     The term "funded" used herein refers to the aggregate revenue remaining to be earned at a given time under (a) contracts held by the Company (excluding renewals or extensions thereof, which are at the discretion of the customer) to the extent of the funded (i.e., appropriated by Congress and allotted to the contract by the procuring Government agency) amounts thereunder, and (b) "task orders" or "delivery orders" issued to the Company under contracts which provide that the customer is obligated to pay only for services rendered pursuant to specific (funded) task orders and is not obligated to issue additional task orders or to pay the estimated total contract price. The term "unfunded" used herein refers to the portion of the Company's total backlog that represents the excess of the stated value of the Company's executed contracts over the amounts funded by the customer for such contracts including unexercised options.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

     The tables which follow show assets, depreciation and amortization and capital expenditures by segment:

                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
ASSETS BY SEGMENT
Government Products and Services...........................  $100,226     $ 98,424     $114,347
Airbag Royalties...........................................     5,434        4,700        3,704
Industrial Products........................................    98,263       86,583       86,879
Specialty Products.........................................    35,170       34,698       27,951
Realty.....................................................   106,540      114,642      121,355
                                                             --------     --------     --------
                                                              345,633      339,047      354,236
Corporate..................................................    26,966       30,856       28,202
                                                             --------     --------     --------
                                                             $372,599     $369,903     $382,438
                                                             ========     ========     ========
DEPRECIATION AND AMORTIZATION BY SEGMENT
Government Products and Services...........................  $  3,143     $  3,306     $  4,163
Airbag Royalties...........................................        --           --           --
Industrial Products........................................     3,783        4,750        4,427
Specialty Products.........................................     1,198        1,161        1,138
Realty.....................................................        15           15           15
                                                             --------     --------     --------
                                                                8,139        9,232        9,743
Corporate..................................................       304          325          342
                                                             --------     --------     --------
                                                             $  8,443     $  9,557     $ 10,085
                                                             ========     ========     ========
CAPITAL EXPENDITURES BY SEGMENT
Government Products and Services...........................  $  2,532     $  1,820     $  1,648
Airbag Royalties...........................................        --           --           --
Industrial Products........................................     4,867        1,420        2,842
Specialty Products.........................................     1,423          561          754
Realty.....................................................         1           --            1
                                                             --------     --------     --------
                                                                8,823        3,801        5,245
Corporate..................................................       108          131          102
                                                             --------     --------     --------
                                                             $  8,931     $  3,932     $  5,347
                                                             ========     ========     ========

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                         SUMMARY OF SEGMENT OPERATIONS
                                 (IN THOUSANDS)

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1995       1994       1993       1992       1991
                                              --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
REVENUE BY SEGMENT:
Government Products and Services............  $139,600   $141,074   $170,323   $183,162   $168,961
Airbag Royalties............................    23,977     17,292      9,606      5,566      3,161
Industrial Products.........................   183,649    129,080    107,402     95,097    117,682
Specialty Products..........................    35,834     33,157     30,797     35,738     41,061
Realty......................................     2,226      7,157      6,072      1,155      6,028
                                              ---------  ---------  ---------  ---------  ---------
                                              $385,286   $327,760   $324,200   $320,718   $336,893
                                              =========  =========  =========  =========  =========
OPERATING INCOME BY SEGMENT:
Government Products and Services............  $ 10,225   $ 18,194   $ 24,354   $ 26,101   $ 23,940
Airbag Royalties............................    23,977     17,292      9,606      5,566      3,161
Industrial Products.........................    22,632      7,464      2,438        (45)       839
Specialty Products..........................     5,119      4,854      5,001      5,055      5,345
Realty......................................   (11,436)    (3,677)    (4,416)   (16,449)   (26,946)
                                              ---------  ---------  ---------  ---------  ---------
                                                50,517     44,127     36,983     20,228      6,339
Corporate expenses..........................   (15,468)   (17,163)   (14,846)    (9,672)   (16,127)
Non-segment interest income.................       590        326        381      1,923      2,248
Interest expense............................   (28,666)   (28,089)   (25,744)   (31,630)   (35,519)
                                              ---------  ---------  ---------  ---------  ---------
Earnings (loss) before income taxes and
  extraordinary gains (loss)................  $  6,973   $   (799)  $ (3,226)  $(19,151)  $(43,059)
                                              =========  =========  =========  =========  =========

     Operating income in 1995 includes a pretax provision for a reserve on real estate assets of $7,000,000. Operating income in 1992 includes a charge to earnings of $11,908,000 to adjust the carrying value of foreclosed assets of the Realty segment. Operating income in 1991 includes a pretax provision for a reserve on real estate assets of $21,000,000 and an increase to the restructuring reserve of $5,000,000.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                        FIVE YEAR SUMMARY OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1995       1994       1993       1992       1991
                                              --------   --------   --------   --------   --------
Revenue.....................................  $385,286   $327,760   $324,200   $320,718   $336,893
Cost of sales and services..................   275,721    234,729    240,827    234,956    255,971
Selling, general and administrative
  expenses..................................    63,297     62,763     57,877     58,669     60,780
Restructuring costs.........................        --         --         --         --      5,000
Provision for reserve on realty assets......     7,000         --         --         --     21,000
Adjustment in foreclosed realty assets......        --         --         --     11,908         --
                                              ---------  ---------  ---------  ---------  ---------
                                               346,018    297,492    298,704    305,533    342,751
                                              ---------  ---------  ---------  ---------  ---------
Earnings from operations....................    39,268     30,268     25,496     15,185     (5,858)
Other income (expense), net.................    (3,629)    (2,978)    (2,978)    (2,706)    (1,682)
                                              ---------  ---------  ---------  ---------  ---------
                                                35,639     27,290     22,518     12,479     (7,540)
                                              ---------  ---------  ---------  ---------  ---------
Interest expense............................    28,666     28,089     25,744     31,630     35,788
Interest capitalized........................        --         --         --         --       (269)
                                              ---------  ---------  ---------  ---------  ---------
                                                28,666     28,089     25,744     31,630     35,519
                                              ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before income taxes and extraordinary
  gains (loss)..............................     6,973       (799)    (3,226)   (19,151)   (43,059)
Income tax provision (benefit)..............     3,418     (4,305)     2,768     (1,947)       925
                                              ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing
  operations................................     3,555      3,506     (5,994)   (17,204)   (43,984)
Earnings from discontinued operations, net
  of income taxes...........................        --         --         --         --        825
Extraordinary gains (loss), net of income
  tax.......................................    14,409         --       (504)     2,637         --
                                              ---------  ---------  ---------  ---------  ---------
Net earnings (loss).........................  $ 17,964   $  3,506   $ (6,498)  $(14,567)  $(43,159)
                                              =========  =========  =========  =========  =========
Earnings (loss) applicable to common shares
  (after deduction of preferred stock
  dividends)................................  $ 15,801   $  1,339   $ (8,665)  $(16,735)  $(45,331)
                                              =========  =========  =========  =========  =========
Earnings (loss) per share of common stock
  and common stock equivalents:
  Continuing operations.....................  $    .25   $    .13   $   (.85)  $  (2.11)  $  (5.24)
  Discontinued operations...................        --         --         --         --        .09
  Extraordinary gains (loss)................      1.03         --       (.05)       .29         --
                                              ---------  ---------  ---------  ---------  ---------
          Net earnings (loss)...............  $   1.28   $    .13   $   (.90)  $  (1.82)  $  (5.15)
                                              =========  =========  =========  =========  =========
Weighted average shares outstanding.........    14,001     10,412      9,676      9,189      8,795
                                              =========  =========  =========  =========  =========

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF TALLEY INDUSTRIES, INC.

     In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Talley Industries, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Phoenix, Arizona
February 19, 1996

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                    QUARTERLY FINANCIAL RESULTS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    QUARTER ENDED
                                                   -----------------------------------------------
                                                    MARCH        JUNE       SEPTEMBER     DECEMBER
                                                   -------     --------     ---------     --------
YEAR ENDED DECEMBER 31, 1995
Revenue..........................................  $88,709     $100,306      $90,848      $105,423
Gross profit on sales and services...............   18,915       22,913       18,064        24,504
Earnings (loss) before extraordinary gain........   (3,887)       2,787        2,279         2,376
Extraordinary gain...............................    7,261          542        6,244           362
                                                   --------    ---------    --------      ---------
Net earnings.....................................    3,374        3,329        8,523         2,738
                                                   ========    =========    ========      =========
Earnings (loss) per share:
  Before extraordinary gain......................     (.28)         .20          .16           .17
  Extraordinary gain.............................      .52          .04          .45           .02
                                                   --------    ---------    --------      ---------
          Net earnings...........................      .24          .24          .61           .19
                                                   ========    =========    ========      =========
YEAR ENDED DECEMBER 31, 1994
Revenue..........................................  $78,317     $ 79,494      $81,349      $ 88,600
Gross profit on sales and services...............   16,327       16,758       19,408        21,968
                                                   --------    ---------    --------      ---------
          Net earnings (loss)....................     (506)         722          963         2,327
                                                   ========    =========    ========      =========
          Earnings (loss) per share..............     (.10)         .02          .04           .17
                                                   ========    =========    ========      =========
YEAR ENDED DECEMBER 31, 1993
Revenue..........................................  $77,117     $ 85,675      $84,400      $ 77,008
Gross profit on sales and services...............   17,715       18,395       19,978        16,417
Loss before extraordinary loss...................   (1,071)        (524)      (1,685)       (2,714)
Extraordinary loss...............................       --           --           --          (504)
                                                   --------    ---------    --------      ---------
          Net loss...............................   (1,071)        (524)      (1,685)       (3,218)
                                                   ========    =========    ========      =========
Earnings (loss) per share:
  Before extraordinary loss......................     (.17)        (.11)        (.23)         (.34)
  Extraordinary loss.............................       --           --           --          (.05)
                                                   --------    ---------    --------      ---------
          Net loss...............................     (.17)        (.11)        (.23)         (.39)
                                                   ========    =========    ========      =========

     Included in the first quarter of 1995, is a $7,000,000 provision for reserve on realty assets resulting from the decision to sell a property over the short term in bulk rather than try and pursue parcel sales over the next several years. Also, in the first quarter, the Company recognized a net extraordinary gain of $7,261,000 and an additional extraordinary gain of $542,000, $6,244,000 and $362,000 during the second, third, and fourth quarters, respectively. These extraordinary gains resulted from the settlement of certain realty debt for less than book value.

     Included in the first quarter of 1994 is a state income tax benefit of $5,600,000, the result of the passage of favorable state tax legislation. Additionally, a provision in 1994 for legal expenses of $4,500,000 in the first quarter and $1,500,000 in the fourth quarter was made in connection with litigation with TRW.

     In the fourth quarter of 1993, the Company recognized an extraordinary loss of $1,670,000 due to the termination of the interest swap agreement and the payoff of the underlying debt. An extraordinary gain of $1,166,000 was also recognized in the fourth quarter in connection with the transfer of real estate assets to creditors to settle debt associated with such assets.

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                                 FINANCIAL DATA

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT RATIOS)

                                                           YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                               1995       1994       1993       1992       1991
                                             --------   --------   --------   --------   ---------
Capital expenditures.......................  $  8,931   $  3,932   $  5,347   $  4,592   $   6,575
Depreciation and amortization..............     8,443      9,557     10,085     10,598      11,235
Current assets.............................   156,615    143,023    148,145    135,752     209,051
Current liabilities........................    61,213     88,794     84,367     75,864     387,085 *
Working capital............................    95,402     54,229     63,778     59,888    (178,035)*
Total assets...............................   372,599    369,903    382,438    363,822     466,891
Total debt.................................   241,605    249,135    262,086    253,824     322,247
Long-term debt.............................   227,736    220,447    231,669    217,304          --
Long-term realty debt......................     7,980      5,564     11,446     12,452          --
Long-term debt, subject to acceleration....        --         --         --         --     248,642 *
Stockholders' equity.......................    58,334     40,166     36,542     40,781      53,697
Current ratio..............................       2.6        1.6        1.8        1.8          .5
Debt to equity ratio.......................       4.1        6.2        7.2        6.2         6.0
                                             ========   ========   ========   ========   =========

For the dividends per common share see Stock Market Data on page F-37.

* Long-term debt, subject to acceleration is included in current liabilities

SUPPLEMENTAL DATA
(IN THOUSANDS)

                                                           YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                               1995       1994       1993       1992       1991
                                             --------   --------   --------   --------   ---------
Taxes, other than income:
  Payroll..................................  $  7,231   $  7,181   $  7,060   $  7,209   $   7,350
  Property.................................     1,991      1,660      1,557      1,721       1,931
  Other....................................       412        338        328        382         627
                                             --------   --------   --------   --------   ---------
                                                9,634      9,179      8,945      9,312       9,908
Maintenance and repairs....................     6,220      4,557      4,669      4,626       4,628
Rent.......................................     5,211      5,508      5,962      7,334       7,944
Advertising................................     1,053        786        648        720         958
Research and development...................     4,227      4,304      3,122      3,904       4,223
                                             ========   ========   ========   ========   =========

                               STOCK MARKET DATA

SECURITIES

     Two of the Company's securities are listed on the New York Stock Exchange:
Common stock (TAL) and Series B $1.00 Cumulative Preferred stock (TALB). Series A Preferred stock is traded occasionally in the over-the-counter market. Series D Convertible Preferred stock is owned by one individual and has never been traded. As of February 1, 1996, there were 2,554 holders of record of Talley Industries, Inc. Common stock.

     The high and low sales prices of the Common and Series B Preferred stock on the New York Stock Exchange, by quarter, for the years ended December 31, 1995 and 1994 were as follows:

                                   COMMON STOCK (TAL)                              SERIES B (TALB)
                         --------------------------------------       ----------------------------------------
                              1995                   1994                  1995                    1994
QUARTER                  ----------------       ---------------       ---------------        -----------------
ENDED                    HIGH         LOW       HIGH       LOW        HIGH        LOW        HIGH        LOW
-------                  ----         ---        ----       ---       ----        ----        ----        ----
March.................  $10 1/4     $7 3/8     $7 3/8     $5 3/8     $15 1/2     $12 1/2     $12 3/4     $ 10
June..................   11          7 1/2      7 1/4      5 5/8      17 1/8      13 1/2      12 1/2       10
September.............    9 3/4      7 5/8      9 1/8      5 7/8      16 1/2      14 1/2      15 1/2       10 1/2
December..............    9 1/4      7 5/8      9 1/2      7 1/4      16 1/2      12 7/8      16 1/4       12 1/2
                         ====        ===        ===        ===        ====        ====        ====         ====

DIVIDENDS

     No dividends on Common or Preferred stocks were declared or paid since the first quarter of 1991. Quarterly dividend payments on Series A Preferred and Series B Preferred stock amounted to 27.5 cents and 25 cents per share, respectively, during the first quarter of 1991 and before. Dividends on Preferred D stock were paid at a quarterly rate of $1.125 per share since first issued in the first quarter of 1988 through the first quarter of 1991. Dividends were paid on Common stock during 1990 at a rate of 12.5 cents per share and at a rate of 5 cents per share for the first quarter of 1991.

REGISTRAR

     Chemical Mellon Shareholder Services, L.L.C., Washington Bridge Station, New York, New York 10033.

TRANSFER AGENT

     Common stock, Series A Preferred stock and Series B Preferred stock. Chemical Mellon Shareholder Services, L.L.C., Post Office Box 712399, Los Angeles, California 90071.

     10.75% Senior Notes and 12.25% Senior Discount Debentures. Bank One Ohio Trust Company, 100 E. Broad Street, Columbus, Ohio 43271-0181.

FORM 10-K

     A copy of Talley Industries' Annual Report on Form 10-K to the Securities and Exchange Commission may be obtained, without charge, by writing to the Treasurer at the Company's Executive Offices.

ANNUAL MEETING

     The annual meeting of shareholders of Talley Industries, Inc. will be held on April 9, 1996, 11:00 a.m., Mountain Standard Time at the Ritz-Carlton Hotel, 2401 E. Camelback Road, Phoenix, Arizona 85016.

                       DIRECTORS AND CORPORATE MANAGEMENT

DIRECTORS

William H. Mallender       --    Chairman of the Board and Chief Executive Officer *

Jack C. Crim               --    President and Chief Operating Officer

Neil W. Benson             --    Chartered Accountant, Lewis Golden & Co. **

Paul L. Foster             --    Professor of Finance, Saint Joseph's University **

Townsend Hoopes            --    Retired, formerly President, Association of American Publishers, Inc. **

Fred Israel                --    Retired, formerly Senior Partner Israel and Raley

John D. MacNaughton, Jr.   --    President, The MacNaughton Co.

Joseph A. Orlando          --    Independent financial consultant **

Alex Stamatakis            --    Chairman of the Board, Stamatakis Industries, Inc. * **

John W. Stodder            --    Vice Chairman, Jostens, Inc. *

Donald J. Ulrich           --    Owner and Vice Chairman, Ventura Coastal Corporation

David Victor               --    Member, Meyer, Hendricks, Victor, Ruffner & Bivens, P.L.C. **

---------------
 * Executive Committee Members

** Audit Committee

CORPORATE MANAGEMENT

William H. Mallender       --    Chairman of the Board and Chief Executive Officer

Jack C. Crim               --    President and Chief Operating Officer

William E. Bonnell         --    Vice President -- Human Resources

Mark S. Dickerson          --    Vice President, General Counsel and Secretary

Kenneth May                --    Vice President and Controller

Daniel R. Mullen           --    Vice President and Treasurer

George W. Poole            --    Vice President -- Government Relations

                                                                      SCHEDULE I
                                                                     PAGE 1 OF 4

                            TALLEY INDUSTRIES, INC.
                               (REGISTRANT ONLY)

                     STATEMENT OF CONDITION (BALANCE SHEET)
                                 (IN THOUSANDS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
Assets
Current assets:
  Cash and cash equivalents............................................  $  6,883     $ 10,210
  Prepaid expenses.....................................................       296          297
                                                                         --------     --------
          Total current assets.........................................     7,179       10,507
Investment in and advances to affiliates...............................   141,216      109,345
Deferred charges and other assets......................................     2,607        2,903
                                                                         --------     --------
          Total assets.................................................  $151,002     $122,755
                                                                         ========     ========
Liabilities and Stockholders' Equity
Current liabilities:
  Accrued expenses.....................................................  $    117     $    109
                                                                         --------     --------
     Total current liabilities.........................................       117          109
  Long-term debt.......................................................    90,878       80,691
  Other liabilities....................................................     1,673        1,789
Stockholders' equity:
  Preferred stock, $1 par value, authorized 5,000,000 shares
  -- Series A..........................................................        67           71
  -- Series B..........................................................     1,548        1,548
  -- Series D..........................................................       120          120
  Common stock, $1 par value, authorized 20,000,000 shares.............    10,053       10,047
  Capital in excess of par value.......................................    86,035       86,026
  Foreign currency translation adjustments.............................      (530)        (723)
  Retained earnings....................................................   (38,959)     (56,923)
                                                                         --------     --------
          Total stockholders' equity...................................    58,334       40,166
                                                                         --------     --------
          Total liabilities and stockholders' equity...................  $151,002     $122,755
                                                                         ========     ========

 See accompanying notes and the notes to the consolidated financial statements.

                                                                      SCHEDULE I
                                                                     PAGE 2 OF 4

                            TALLEY INDUSTRIES, INC.
                               (REGISTRANT ONLY)

                            STATEMENT OF OPERATIONS
                              FOR THE YEARS ENDED
                        DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                     1995      1994      1993
                                                                   --------   -------   -------
Selling, general and administrative expenses.....................  $     --   $    --   $ 1,695
                                                                    -------   -------   -------
                                                                         --        --     1,695
Other income.....................................................       417       264        69
                                                                    -------   -------   -------
                                                                        417       264     1,626
                                                                    -------   -------   -------
Interest expense.................................................    10,643     9,486     7,367
                                                                    -------   -------   -------
                                                                    (10,226)   (9,222)   (8,993)
Income tax benefit...............................................    (9,128)   (6,613)   (3,624)
                                                                    -------   -------   -------
Loss before earnings of subsidiaries and extraordinary gains.....    (1,098)   (2,609)   (5,369)
Extraordinary gain (loss), net of taxes..........................    14,409        --      (568)
Earnings (loss) from subsidiaries................................     4,653     6,115      (561)
                                                                    -------   -------   -------
Net earnings (loss)..............................................  $ 17,964   $ 3,506   $(6,498)
                                                                    =======   =======   =======

 See accompanying notes and the notes to the consolidated financial statements.

                                                                      SCHEDULE I
                                                                     PAGE 3 OF 4

                            TALLEY INDUSTRIES, INC.
                               (REGISTRANT ONLY)

                            STATEMENT OF CASH FLOWS
                              FOR THE YEARS ENDED
                        DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                1995        1994         1993
                                                              --------     -------     --------
Cash flows from operating activities........................  $ 28,533     $12,837     $ (6,919)
Cash flows from investing activities:
  Increase in investment in subsidiaries....................   (23,083)     (8,372)        (168)
                                                                ------      ------       ------
     Cash from investing activities.........................   (23,083)     (8,372)        (168)
                                                                ------      ------       ------
Cash flows from financing activities:
  Stock redemption and options exercised....................        11          --           --
  Proceeds from long-term debt..............................        --          --       70,000
  Reduction of long-term debt...............................        --          --      (56,021)
  Decrease in due from affiliates, net......................    (8,788)         (5)      (1,142)
                                                                ------      ------       ------
     Cash from financing activities.........................    (8,777)         (5)      12,837
                                                                ------      ------       ------
Increase (decrease) in cash and cash equivalents............    (3,327)      4,460        5,750
  Balance at beginning of year..............................    10,210       5,750           --
                                                                ------      ------       ------
  Balance at end of year....................................  $  6,883     $10,210     $  5,750
                                                                ======      ======       ======

 See accompanying notes and the notes to the consolidated financial statements.

                                                                      SCHEDULE I
                                                                     PAGE 4 OF 4

                            TALLEY INDUSTRIES, INC.
                               (REGISTRANT ONLY)

                         NOTES TO FINANCIAL STATEMENTS

     The following notes supplement information provided in the notes accompanying the consolidated financial statements.

1. BASIS OF PRESENTATION

     Investments in and advances to affiliates represents interest in majority-owned subsidiaries and associated companies. The investments are accounted for on the equity method and, accordingly, the carrying value approximates the Company's equity in the recorded value of the underlying net assets.

     In July 1993, Talley Manufacturing and Technology, Inc. ("Talley Manufacturing"), a wholly-owned subsidiary of Talley Industries, Inc. ("Talley"), was formed. The formation of Talley Manufacturing was in anticipation of the offering of Senior Notes by Talley Manufacturing and Senior Discount Debentures by Talley. Concurrently with the issuance of these securities, Talley contributed the capital stock of its operating subsidiaries (other than its real estate operations held for orderly sale) to Talley Manufacturing, which also assumed a substantial portion of Talley's indebtedness and liabilities. At the same time, Talley Manufacturing entered into a new credit facility with certain lenders. The net proceeds from the Senior Notes, the Senior Discount Debentures and the new credit facility were used to repay substantially all of the indebtedness of Talley and its subsidiaries, (other than real estate related debt) including indebtedness assumed by Talley Manufacturing.

     Upon completion of the reorganization of entities under the common control of Talley described above and the new financing, Talley Manufacturing owns all of the capital stock of the operating subsidiaries of Talley (other than the real estate operations held for orderly sale). The financial statements of Talley have been prepared for all periods presented, giving effect to the reorganization described above.

2. LONG-TERM DEBT

     Long-term debt consists of 12 1/4% of Senior Discount Debentures, due 2005 with a face value of $126,555,000 and a balance at December 31, 1995 and 1994 of $90,878,000 and $80,691,000, respectively. Deferred debt issue costs at December 31, 1995, 1994 and 1993 were $2,903,000, $3,199,000 and $3,490,000, respectively. Deferred debt issue costs are amortized over the life of the respective debt instruments using the straight line method. Amortization of debt expense in 1995, 1994 and 1993 was $296,000, $296,000 and $62,000, respectively.

3. INCOME TAXES

     The parent company and its domestic subsidiaries file a consolidated federal income tax return. The provision for income taxes represents the difference between amounts attributable to each subsidiary, generally determined on a separate return basis, and the tax computed on a consolidated basis.

4. DIVIDENDS RECEIVED

     The parent company received dividends from, or made contributions to consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method during the years ended December 31, 1995, 1994 and 1993 of $1,300,000, $-0- and $2,752,000, respectively.

                                                                     SCHEDULE II

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                               DECEMBER 31, 1995
                                  (THOUSANDS)

                                                   ADDITIONS
                                            -----------------------
                                            BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE
                                            BEGINNING    COSTS AND      OTHER                       AT END
               DESCRIPTION                  OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS      OF PERIOD
------------------------------------------  ----------   ----------   ----------   ----------      ---------
Year Ended December 31, 1995:
  Allowance for doubtful
     accounts -- accounts receivable......    $  994       $  406       $   --      $   (125)       $ 1,275
  Reserves for notes receivable...........     2,358           --           --        (1,098)         1,260
Year Ended December 31, 1994:
  Allowance for doubtful
     accounts -- accounts receivable......    $1,091       $  372       $   --      $   (469)       $   994
  Reserves for notes receivable...........     2,274           84           --            --          2,358
Year Ended December 31, 1993:
  Allowance for doubtful
     accounts -- accounts receivable......    $  867       $  987       $   --      $    763(a)     $ 1,091
  Reserves for notes receivable...........     1,670        1,485           --           881          2,274

---------------
Notes:

(a) Uncollectible accounts charged against reserves, net of bad debt recoveries.

                                                                    SCHEDULE III
                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                      INITIAL COST       COST CAPITALIZED        GROSS AMOUNT AT WHICH
                                                       TO COMPANY         SUBSEQUENT TO       CARRIED AT CLOSE OF PERIOD
                                                    -----------------      ACQUISITION       -----------------------------
                                                               BLDGS    ------------------               BLDGS
                                                                AND      LAND     CARRYING                AND       (3)
            DESCRIPTION              ENCUMBRANCES    LAND     IMPROVE   IMPROVE    COSTS       LAND     IMPROVE   RESERVE
-----------------------------------  ------------   -------   -------   -------   --------   --------   -------   --------
Arizona Corporate Park North.......    $    -0-     $ 6,097   $  -0-    $   85    $   206    $  6,388    $ -0-    $      0
  (Developed Business Park -- AZ)
Elliot & McQueen...................       1,796      15,181        0     2,006      2,528      19,715        0      (9,441)
  (Industrial Property -- AZ)
West Wing Ranch....................         586      11,030        0       156      3,705      14,891        0      (2,388)
  (Residential Property -- AZ)
McGinty Ranch......................         700      12,824        0       250      3,638      16,712        0     (11,348)
  (Resort & Residential -- CA)
Las Montanas.......................       1,148      11,618        0    28,554      8,079      48,251        0           0
  (Resort & Residential -- CA)
San Antonio........................           0      13,117        0         6        649      13,772        0      (8,194)
  (Industrial, Comm. & Res. -- TX)
Other (Each less than 5%)..........       3,956      27,164    4,715       780      4,775      37,434        0     (20,828)
  (Comm.,Indus. & Res -- AZ)
Collateralized credit lines........       1,949           0        0         0          0           0        0           0
  (Various properties)
                                        -------     -------   ------    -------   -------    --------     ----    --------
                                       $ 10,135     $97,031   $4,715    $31,837   $23,580    $157,163    $ -0-    $(52,199)
                                        =======     =======   ======    =======   =======    ========     ====    ========

                                                   (5)
                                     (1)(2)(4)    ACCUM    DATE OF     DATE      DEP.
            DESCRIPTION                TOTAL     DEPREC.   CONSTR.   ACQUIRED    LIFE
-----------------------------------  ---------   -------   -------   ---------   -----
Arizona Corporate Park North.......  $  6,388       N/A       N/A        12/89     N/A
  (Developed Business Park -- AZ)
Elliot & McQueen...................    10,274       N/A       N/A        11/85     N/A
  (Industrial Property -- AZ)
West Wing Ranch....................    12,503       N/A       N/A        12/87     N/A
  (Residential Property -- AZ)
McGinty Ranch......................     5,364       N/A       N/A         3/86     N/A
  (Resort & Residential -- CA)
Las Montanas.......................    48,251       N/A       N/A      Various     N/A
  (Resort & Residential -- CA)
San Antonio........................     5,578       N/A       N/A         5/90     N/A
  (Industrial, Comm. & Res. -- TX)
Other (Each less than 5%)..........    16,606     1,934       N/A    9/81-7/93   15-40
  (Comm.,Indus. & Res -- AZ)
Collateralized credit lines........         0
  (Various properties)
                                     --------
                                     $104,964
                                     ========

---------------
NOTES:

(1) CARRYING COSTS -- RECONCILIATION OF BEGINNING AND ENDING BALANCE:

                                                                                                    YEARS ENDED DECEMBER 31,
                                                                                               ----------------------------------
                                                                                                 1995         1994         1993
                                                                                               --------     --------     --------
    BALANCE JANUARY 1........................................................................  $110,899     $117,869     $108,733
      ADDITIONS
        Acquisition through foreclosure......................................................        --           --          250
        Full consolidation of previously unconsolidated joint ventures.......................     4,238           --       19,128
      DEDUCTIONS
        Cost of Real Estate sold/write offs and other charges................................    (3,173)      (5,973)      (5,272)
        Property given in exchange...........................................................        --         (997)      (4,970)
        Increase in reserve..................................................................    (7,000)          --           --
                                                                                               --------     --------     --------
    BALANCE DECEMBER 31......................................................................  $104,964     $110,899     $117,869

(2) The total aggregate cost for income tax purposes is $136,000.
(3) Writedown to net realizable or fair value.
(4) There were no intercompany profits recognized in connection with above listed properties.
(5) The change in accumulated depreciation of $200 during 1995 is due to depreciation expense for the year.

                                                                     SCHEDULE IV

                    TALLEY INDUSTRIES, INC. AND SUBSIDIARIES
                         MORTGAGE LOANS ON REAL ESTATE
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                            PERIODIC                    FACE AMOUNT
                DESCRIPTION                   INTEREST RATE      DATE     PAYMENT TERMS   PRIOR LIENS   OF MORTGAGES
--------------------------------------------  -------------   ----------  -------------   -----------   ------------
Georgia/Canada
  Commercial properties with
    buildings -- 2nd Mortgage...............         9.5%     Mar 1995         (b)             --          $3,829
Arizona
  Unimproved commercial properties -- 1st                     Dec 1995-
    Mortgage................................     5.0%-11%     Oct 2008         (b)             --           1,100
                                                                                                           ------
                                                                                                           $4,929
                                                                                                           ======

                                                                 PRINCIPAL AMOUNT OF
                                              CARRYING(A)(C)      LOANS SUBJECT TO
                                                AMOUNT OF       DELINQUENT PRINCIPAL
                DESCRIPTION                     MORTGAGES            OR INTEREST
--------------------------------------------  --------------   -----------------------
Georgia/Canada
  Commercial properties with
    buildings -- 2nd Mortgage...............      $2,829       This amount represents
                                                               a receivable which is
                                                               in default.
Arizona
  Unimproved commercial properties -- 1st
    Mortgage................................         852
                                                  ------
                                                  $3,681
                                                  ======

---------------
Notes:
(a) Carrying amount of mortgages reconciliation of beginning and ending balances:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                  1995        1994        1993
                                                                                 -------     -------     -------
    Balance January 1,.........................................................  $ 6,028     $ 5,839     $ 8,931
      Additions
        New mortgage loans -- principal........................................       --         501         318
      Deductions
        Collections of principal...............................................   (1,020)       (237)     (1,888)
        Net change in accrued interest.........................................       --         (48)        (12)
        Foreclosures (d).......................................................       --          --        (510)
        Exchange of notes for other assets or in settlement of debt............   (1,327)         --          --
        Change in reserves.....................................................       --         (27)     (1,000)
                                                                                 -------     -------     -------
    Balance December 31,.......................................................  $ 3,681     $ 6,028     $ 5,839
                                                                                 =======     =======     =======

(b) Payment terms vary by note, but generally require monthly, quarterly or annual interest and principal payments.

(c) The income tax basis of these notes at December 31, 1995 is $4,938. All loans are of the conventional type.

(d) Actual or in-substance foreclosures or deeds received in lieu of foreclosure.

                                                                      APPENDIX B

                THE POWERS, PREFERENCES, RIGHTS AND LIMITATIONS
                      OF THE SERIES OF THE PREFERRED STOCK

                                       OF

                            TALLEY INDUSTRIES, INC.

                                   DESIGNATED

                      SERIES A CONVERTIBLE PREFERRED STOCK

     The series of 320,000 shares of the Preferred Stock, par value $1 per share, of the Corporation, hereby designated "Series A Convertible Preferred Stock," to be issued from time to time as the Board of Directors may determine, shall have the following powers, preferences, rights and limitations in addition to those applicable generally to the Preferred Stock of the Corporation:

          (a) The holders of shares of Series A Convertible Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds and assets of the Corporation legally available therefor, an annual cash dividend at the rate of $1.10 per share, payable quarterly on the dividend payment dates, hereby fixed as the fifteenth day of March, June, September and December, to stockholders of record on the respective record dates, not exceeding 50 days preceding such quarterly dividend payment dates, fixed for that purpose by the Board of Directors. Dividends on each share of the Series A Convertible Preferred Stock shall accrue and be cumulative from the date of issue and shall be appropriately pro-rated with respect to the period between such date of issue and the first dividend payment date. Accumulations of dividends shall not bear interest.

          No dividend shall be paid or declared and set apart for payment on any shares of Preferred Stock for any quarterly dividend period unless a dividend for the same quarterly dividend period and all past quarterly dividend periods, if any, ending within such quarterly period ratable in proportion to the respective annual dividend rates fixed therefor, shall be or have been paid or declared and set apart for payment on all shares of Preferred Stock of all series then outstanding and entitled to receive dividends for such quarterly dividend period or for any past quarterly dividend period, if any, ending within such quarterly dividend period.

          So long as any shares of Series A Convertible Preferred Stock are outstanding, the Corporation shall not declare and pay or set apart for payment any dividends or make any other distribution on the Common Stock and shall not redeem, retire, purchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of Common Stock or Preferred Stock, unless at the time of making such declaration, payment, distribution, redemption, retirement, purchase or acquisition dividends on all outstanding shares of Series A Convertible Preferred Stock for all past quarterly dividend periods shall have been paid or declared and sufficient funds set apart for the payment thereof.

          (b) The Corporation may, at the option of the Board of Directors, redeem all or any part of the outstanding Series A Convertible Preferred Stock at any time after June 30, 1971 at the redemption prices listed below, plus accrued and unpaid dividends, if any, provided that notice of redemption is sent by certified mail to the holders of record of the Series A Convertible Preferred Stock to be redeemed at least 45, but not more than 90 days prior to the date of redemption specified in such notice, addressed to each such holder at his address as it appears in the records of the Corporation. On or after the redemption date each holder of shares of Series A Convertible Preferred Stock to be redeemed shall present and surrender his certificate or certificates for such shares to the Corporation at the place designated in such notice and thereupon the redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In case less than all the shares represented by any such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the redemption date (unless default shall be made by the Corporation in payment of the redemption price) all dividends on the shares of Series A Convertible Preferred Stock designated for redemption in such notice shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the redemption price thereof upon the surrender of certificates representing the same, without interest, shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election the Corporation prior to the redemption date may deposit the redemption price of the shares of Series A Convertible Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company (having a capital and surplus of not less than $5,000,000) in the Borough of Manhattan, City and State of New York, or in any other city in which the Corporation at the time shall maintain a transfer agency with respect to such stock, in which case such notice to holders of the Series A Convertible Preferred Stock to be redeemed shall state the date of such deposit, shall specify the office of such bank or trust company as the place of payment of the redemption price, and shall call upon such holders to surrender the certificates representing such shares at such price on or after the date fixed in such redemption notice (which shall not be later than the redemption date) against payment of the redemption price. From and after the making of such deposit, the shares of Series A Convertible Preferred Stock so designated for redemption shall not be deemed to be outstanding for any purpose whatsoever, and the rights of the holders of such shares shall be limited to the right to receive the redemption price of such shares, without interest, upon surrender of the certificates representing the same to the Corporation at said office of such bank or trust company, and the right of conversion (on or before the close of business on the tenth day prior to the date fixed for redemption) herein provided. Any funds so deposited which shall not be required for such redemption because of the exercise of such right of conversion after the date of such deposit shall be returned to the Corporation. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any moneys so deposited which shall remain unclaimed by the holders of such Series A Convertible Preferred Stock at the end of six years after the redemption date shall be returned by such bank or trust company to the Corporation after which the holders of the Series A Convertible Preferred Stock shall look only to the Corporation for payment of the redemption price. In the event that less than all the outstanding shares of Series A Convertible Preferred Stock are to be redeemed at one time, the shares so to be redeemed shall be determined by lot or pro rata in such manner as the Board of Directors may determine. The prices at which each share of Series A Convertible Preferred Stock may be redeemed during the periods set forth below are as follows:

     Prior to July 1, 1971: no right to redeem.
     If redemption date occurs after June 30, 1971 but before July 1, 1972: $26.0950.
     If redemption date occurs after June 30, 1972 but before July 1, 1973: $25.9855.
     If redemption date occurs after June 30, 1973 but before July 1, 1974: $25.8760.
     If redemption date occurs after June 30, 1974 but before July 1, 1975: $25.7665.
     If redemption date occurs after June 30, 1975 but before July 1, 1976: $25.6570.
     If redemption date occurs after June 30, 1976 but before July 1, 1977: $25.5475.
     If redemption date occurs after June 30, 1977 but before July 1, 1978: $25.4380.
     If redemption date occurs after June 30, 1978 but before July 1, 1979: $25.3285.
     If redemption date occurs after June 30, 1979 but before July 1, 1980: $25.2190.
     If redemption date occurs after June 30, 1980 but before July 1, 1981: $25.1095.
     If redemption date occurs after June 30, 1981: $25.0000.

          (c) In the event of any voluntary liquidation, dissolution or winding up of the Corporation, holders of Series A Convertible Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made in respect of any class or series of stock which shall rank subordinate thereto as to assets the fixed amount of $25.00 for each share of Series A Convertible Preferred Stock held by them and accrued and unpaid dividends, if any, thereon. Upon any involuntary dissolution, liquidation or winding up of the Corporation, the holders of Series A Convertible Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made in respect of any class or series of stock which shall rank subordinate thereto as to assets the fixed amount of $25.00 for each share of Series A Convertible Preferred Stock held by them and accrued and unpaid dividends, if any, thereon.

          If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation the assets of the Corporation available for distribution to its Series A Convertible Preferred Stockholders shall be insufficient to pay the holders of Series A Convertible Preferred Stock the full amount to which they are entitled hereunder, the holders of Series A Convertible Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares of Series A Convertible Preferred Stock held by them upon such distribution if all amounts payable on or with respect to Series A Convertible Preferred Stock were paid in full. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation payment shall have been made to the holders of the Series A Convertible Preferred Stock of the full amount to which they shall respectively be entitled hereunder, such holders shall not be entitled to any further participation in the distribution of the remaining assets of the Corporation available for distribution to its stockholders.

          Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation, nor the sale, transfer or lease of all or substantially all the assets of the Corporation, shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

          (d) Each holder of record of Series A Convertible Preferred Stock shall have the right to four-tenths (.4) of a vote in person or by proxy for each share of Series A Convertible Preferred Stock standing in his name on the books of the Corporation. Each holder of record of Series A Convertible Preferred Stock shall be entitled to notice of any meeting of stockholders of the Corporation and to participate in any such meeting in the manner provided for holders of shares of Common Stock of the Corporation under any applicable law, provision of the Certificate of Incorporation or by-law. Except as otherwise provided in this resolution or required by law, the holders of Series A Convertible Preferred Stock and the holders of Common Stock shall vote together as one class, together with the holders of any other series of the Preferred Stock hereafter issued which shall be accorded such voting rights by the Board of Directors as permitted in the Corporation's Certificate of Incorporation.

          If and when dividends in an aggregate amount equivalent to the total sum payable as dividends for six or more quarterly periods with respect to the Series A Convertible Preferred Stock shall be in arrears, the authorized number of directors constituting the Board of Directors shall be increased by two. In such event the holders of the Series A Convertible Preferred Stock and any other series of Preferred Stock, hereafter issued which shall be accorded such class voting right by the Board of Directors as permitted in the Corporation's Certificate of Incorporation and which shall have the right to elect two directors as a result of a prior or subsequent default in the payment of dividends on such series (such other series being hereinafter called "Other Series of Preferred Stock") shall have the exclusive and special right, voting separately as a class without regard to series, to elect two persons to fill such directorships in which case the remaining members of the Board shall be elected exclusively by the holders of all other classes or series of stock entitled to vote for directors, voting separately as a class. Whenever such right shall have vested, it shall be exercised initially either at a special meeting of the Preferred Stockholders so entitled to vote or at the next annual stockholders' meeting, but thereafter it shall be exercised only at annual stockholders' meetings. Such right of the Series A Convertible Preferred Stock shall continue until the dividends in default on the Series A Convertible Preferred Stock shall have been paid in full and the full dividends on the Series A Convertible Preferred Stock for the then current quarterly dividend period shall have been declared and paid or set aside for payment. When such dividends are so paid or provided for, such right shall terminate, subject to revesting in the event of each and every subsequent similar default.

          A special meeting for the exercise of such right shall be called by the Secretary of the Corporation as promptly as possible, and in any event within ten days, after receipt of a written request signed by the holders of record of at least 10% of the outstanding shares of Series A Convertible Preferred Stock; provided, however, that no such special meeting need be called during the 90-day period preceding the date fixed for the annual meeting of stockholders.

          At any meeting held for the election of directors at which the holders of shares of Series A Convertible Preferred Stock (or such holders and holders of Other Series of Preferred Stock voting together as a class) shall have the right to elect two directors as hereinabove provided, the presence, in person or by proxy, of the holders of a majority of the number of outstanding shares of Series A Convertible Preferred Stock (or the holders of a majority of the number of outstanding shares of Series A Convertible Preferred Stock and Other Series of Preferred Stock taken together as the case may be) shall be required to constitute a quorum of such class for the election of any director by the holders of such Series A Convertible Preferred Stock or by such holders and holders of Other Series of Preferred Stock. At any such meeting or adjournment thereof the absence of a quorum of the holders of Series A Convertible Preferred Stock or of such holders and holders of Other Series of Preferred Stock shall not prevent the election of directors other than those to be elected by such holders of Series A Convertible Preferred Stock or by such holders and holders of Other Series of Preferred Stock voting together as a class. The directors elected by such holders of Series A Convertible Preferred Stock or by such holders and holders of Other Series of Preferred Stock shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify, provided, however, that when the right of the holders of Series A Convertible Preferred Stock and Other Series of Preferred Stock to elect directors as herein provided shall terminate, the terms of office of all persons so elected by such holders shall terminate, and the number of directors of the Corporation shall thereupon be such number as may be provided for in the by-laws of the Corporation without regard to any increase made pursuant to this section (d). During any period in which the holders of shares of Series A Convertible Preferred Stock or such holders and the holders of Other Series of Preferred Stock have the right to elect two directors as provided for herein, any vacancy in the directorships filled by such holders shall be filled by the vote of the remaining director theretofore elected by such holders. If not so filled within 40 days after the creation thereof, the Secretary of the Corporation shall call a special meeting of the holders of the Series A Convertible Preferred Stock or such holders and the holders of Other Series of Preferred Stock and such vacancy or vacancies shall be filled at such special meeting.

          So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or written consent of the holders of at least two-thirds of the aggregate number of shares at the time outstanding of the Series A Convertible Preferred Stock and any other series of Preferred Stock hereafter issued which shall be accorded such class voting right by the Board of Directors as permitted in the Certificate of Incorporation, voting or consenting, as the case may be, separately as a class without regard to series:

             (i) authorize, create or increase any class of capital stock ranking prior to the Preferred Stock as to dividends or upon liquidation, dissolution or winding up; or

             (ii) alter or change any of the powers, preferences or special rights given to the Preferred Stock by the Certificate of Incorporation so as to affect the Preferred Stock adversely.

          So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or written consent of the holders of at least a majority of the aggregate number of shares at the time outstanding of the Series A Convertible Preferred Stock and any other series of Preferred Stock hereafter issued which shall be accorded such class voting right by the Board of Directors as permitted in the Certificate of Incorporation, voting or consenting, as the case may be, separately as a class without regard to series:

             (i) increase to more than 3,500,000 shares the number of shares of Preferred Stock at the time authorized by the Certificate of Incorporation of the Corporation.

             (ii) authorize, create or increase any class of capital stock ranking on a parity with the Preferred Stock as to dividends or upon liquidation, dissolution or winding up.

          No vote or written consent of the holders of Series A Convertible Preferred Stock shall be required for any purpose if, at or prior to the time when any such action otherwise requiring such vote or written consent is to take effect, provision is made for the redemption of all shares of Series A Convertible Preferred Stock at the time outstanding.

          (e) The shares of the Series A Convertible Preferred Stock shall not be entitled to the benefit of any sinking or purchase fund to be applied to the redemption or purchase of such stock.

          (f) The Series A Convertible Preferred Stock shall be convertible into Common Stock of the Corporation at the option of the holders thereof at any time at the rate, subject to the provisions for adjustment hereinafter set forth, of seventy-two hundredths (.72) of a share of Common Stock for each share of Series A Convertible Preferred Stock. No allowance or adjustment for dividends on either class of stock shall be made upon conversion. The right to convert any shares called for redemption shall expire at the close of business on the tenth day prior to the redemption date thereof.

          The holder of a share or shares of Series A Convertible Preferred Stock may exercise the conversion rights as to any thereof by delivering to the Corporation during regular business hours, at the office of the transfer agent of the Corporation for the Series A Convertible Preferred Stock (which shall be located within the City of New York) or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied in any event by written notice stating that the holder elects to convert such shares and stating the name or names (with address) in which the certificate or certificates for Common Stock are to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "conversion date." As promptly as practicable thereafter the Corporation shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of Common Stock to which he is entitled and a check or fractional scrip certificate in respect of any fraction of a share as provided below. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of Common Stock of record on the conversion date unless the transfer books of the Corporation are closed on that date, in which event he shall be deemed to have become a holder of Common Stock of record on the next succeeding date on which the transfer books are open, but the conversion rate shall be that in effect on the conversion date.

          The issuance of Common Stock on conversion of Series A Convertible Preferred Stock shall be without charge to the converting holder of Series A Convertible Preferred Stock for any fee, expense or tax in respect of the issuance thereof, but the Corporation shall not be required to pay any fee, expense or tax which may be payable in respect of any transfer involved in the issuance and delivery of shares in any name other than that of the holder of record on the books of the Corporation of the shares of Series A Convertible Preferred Stock converted, and the Corporation shall not, in any such case, be required to issue or deliver any certificate for shares of Common Stock unless and until the person requesting the issuance thereof shall have paid to the Corporation the amount of such fee, expense or tax or shall have established to the satisfaction of the Company that such fee, expense or tax has been paid.

          The number of shares of Common Stock deliverable upon conversion of each share of Series A Convertible Preferred Stock shall be subject to adjustment from time to time as follows:

             (i) In case the Corporation shall (A) take a record of the holders of the Common Stock, for the purpose of entitling them to receive a dividend payable in shares of Common Stock, (B) subdivide its outstanding shares of Common Stock into a greater number of shares, (C) combine its outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of its Common Stock any shares of the Corporation or any class or series, the holder of each share of the Series A Convertible Preferred Stock shall thereafter be entitled to receive upon the conversion of such share the number of shares of Common Stock of the Corporation which he would have owned or have been entitled to receive after the happening of that one of the events described above which shall have happened had such share of the Series A Convertible Preferred Stock held by him been converted immediately prior to the happening of such event, such adjustment to become effective immediately after the opening of business on the day following such record date or the day upon which such subdivision, combination or reclassification becomes effective.

             (ii) In case of any consolidation or merger of the Corporation with or into another corporation, or in the case of any sale or conveyance to another corporation of all or substantially all the property of the Corporation, each holder of the Series A Convertible Preferred Stock then outstanding and thereafter remaining outstanding shall have the right thereafter to convert each share held by him into the kind and amount of shares of stock, other securities, cash or property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share might have been converted immediately prior to such consolidation, merger, sale or conveyance, and shall have no other conversion rights; in any such event, effective provision shall be made, in the certificate of incorporation of the resulting or surviving corporation or otherwise, so that the provisions set forth herein for the protection of the conversion rights of the shares of the Series A Convertible Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock, other securities, cash or property deliverable upon conversion of the shares of the Series A Convertible Preferred Stock remaining outstanding or other convertible stock or securities received by the holders in place thereof, and any such resulting or surviving corporation shall expressly assume the obligation to deliver, upon the exercise of the conversion privilege, such shares, other securities, cash or property as the holders of the shares of the Series A Convertible Preferred Stock remaining outstanding, or other convertible stock or securities received by the holders in place thereof, shall be entitled to receive pursuant to the provisions hereof, and to make provision for the protection of the conversion right as above provided.

             (iii) In case the Corporation shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the current market price of the Common Stock (as defined in this clause (iii) below) on such record date, the number of shares of Common Stock into which each share of Series A Convertible Preferred Stock shall be convertible after such record date shall be determined by multiplying the number of shares of Common Stock into which such share of Series A Convertible Preferred Stock was convertible immediately prior to such record date by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares so to be offered would purchase at such current market price. Shares of Common Stock owned by or held for the account of the Corporation or any subsidiary shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the conversion rate shall again be adjusted to be the conversion rate which would then be in effect if such record date had not been fixed. For the purposes of any computation under this clause (iii), the current market price per share of Common Stock on any date shall mean the average of the daily closing prices thereof for the 30 consecutive full business days commencing 45 full business days before the day in question. As used herein, the "closing price" for any day shall mean the last sales price regular way on such day or, if no sale took place on such day, the average of the closing bid and asked prices regular way, in either case as officially quoted on the principal stock exchange on which such stock is listed or, if the Common Stock is not listed or admitted to trading on any exchange, the average of the closing bid and asked prices as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for the purpose of, if such bid and asked prices are not available, such other prices as may be selected by the Board of Directors for the purpose.

             In the event that the Corporation takes a record of holders of Common Stock for the purpose of entitling them to receive a dividend payable in any security convertible into Common Stock and the holder of a share of Series A Convertible Preferred Stock thereafter converts all or part of the shares of Series A Convertible Preferred Stock into shares of Common Stock in accordance with the provisions hereof, such holder shall be entitled to receive upon such conversion in addition to the shares of Common Stock deliverable to him in accordance with the provisions hereof, the number of shares or principal amount of such security convertible into Common Stock as he would have been entitled to receive if he had converted immediately prior to the taking of such record.

             No adjustment in the number of shares into which each share of the Series A Convertible Preferred Stock is convertible shall be required unless such adjustment would require an increase or decrease of at least 1/100th of a share in the number of shares into which such share is then convertible; provided, however, that any adjustment which by reason hereof is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

             Whenever any adjustment is required in the number of shares into which each share of the Series A Convertible Preferred Stock is convertible, the Corporation shall forthwith file at the office or agency maintained for the purpose of conversion of the Series A Convertible Preferred Stock a statement describing in reasonable detail the adjustment and method of calculation used.

             The Corporation shall at all times keep available for issue and delivery the full number of shares of stock or other securities into which all outstanding shares of Series A Convertible Preferred Stock are convertible.

          No certificate for a fraction of a share shall be issued upon any conversion, but in lieu of any fractional share that would otherwise be required to be issued in accordance with the foregoing provisions, the Corporation may at its option issue fractional scrip certificates in form approved by the Board of Directors, exchangeable with other scrip certificates aggregating one or more full shares for stock certificates representing such full share or shares or may pay to the person otherwise entitled to such fractional share a sum in cash equal to such fraction multiplied by the closing price of the Common Stock on the last day prior to the day of the conversion for which a closing price exists. The "closing price" for any day shall mean the last sales price regular way on such day or, if no sale took place on such day, the average of the closing bid and asked prices regular way, in either case as officially quoted on the principal stock exchange on which the Common Stock is listed or, if the Common Stock is not listed or admitted to trading on an exchange, the average of the closing bid and asked prices as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for the purpose or, if such bid and asked prices are not available, such other prices as may be selected by the Board of Directors for the purpose. If more than one share of Series A Convertible Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock which shall be issuable upon conversion of such Series A Convertible Preferred Stock shall be computed on the basis of the aggregate number of shares of Convertible Preferred Stock so surrendered.

          The certificate of any independent firm of public accountants selected by the Board of Directors shall be conclusive evidence of the correctness of any adjustment made pursuant to this section.

          (g) If the Company shall offer for subscription pro rata to the holders of shares of Common Stock any additional securities of any class (other than Common Stock) or any other rights or if after June 30, 1971 the Company shall declare any dividend (other than a cash dividend) upon its Common Stock or make any other distribution (other than in cash) to the holders of shares of its Common Stock, then in any such case, the Company shall give not less than ten days' notice prior to the record date with respect to such action to the holders of the Series A Convertible Preferred Stock specifying the nature of such action and the record date therefor. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

          (h) Shares of the Series A Convertible Preferred Stock redeemed or purchased by the Corporation or surrendered to the Corporation on the conversion thereof into shares of Common Stock as hereinabove provided shall upon appropriate filing and recording to the extent required by law, have the status of authorized and unissued shares of Series A Convertible Preferred Stock.

                                                                      APPENDIX C

                THE POWERS, PREFERENCES, RIGHTS AND LIMITATIONS
                      OF THE SERIES OF THE PREFERRED STOCK

                                       OF

                            TALLEY INDUSTRIES, INC.

                                   DESIGNATED

               SERIES B $1 CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The series of 2,892,000 shares of the Preferred Stock, par value $1 per share of the Corporation, designated "Series B $1 Cumulative Convertible Preferred Stock" and herein referred to as "Series B" shall have the following powers, preferences, rights and limitations in addition to those applicable generally to the Preferred Stock of the Corporation:

          (A) Number of Shares. The number of shares which shall constitute Series B shall be 2,892,000, which number of shares may be increased or decreased (but not below the number thereof then outstanding) from time to time by action of the Board of Directors.

          (B) Dividend Rights. The holders of shares of Series B shall be entitled to receive, when and as declared by the Board of Directors, out of funds and assets of the Corporation legally available therefor, an annual cash dividend at the rate of $1.00 per share, payable quarterly on dividend payment dates, hereby fixed as the eighth day of April, July, October and January, to stockholders of record on the respective record dates (including stockholders of record on such dates of shares of capital stock of General Time Corporation converted into shares of Series B pursuant to the Agreement and Plan of Merger, dated as of March 12, 1969, as amended by the agreement dated as of January 20, 1970 between the Corporation and General Time Corporation (herein referred to as the "Merger Agreement")), not exceeding 50 days preceding such quarterly dividend payment dates, fixed for that purpose by the Board of Directors provided, however, that no dividend shall be paid or payable on the first dividend payment date following the Effective Time as defined in the Merger Agreement. Dividends on each share of Series B issued pursuant to the Merger Agreement in exchange for Common and Preferred Stock of General Time Corporation shall accrue and be cumulative from the first day of the calendar quarter next succeeding the calendar quarter during which the Effective Time, as defined in the Merger Agreement, shall have occurred. Dividends on all other shares of Series B shall accrue and be cumulative from the date of issue and shall be appropriately pro-rated with respect to the period between such date of issue and the first dividend payment date. Accumulations of dividends shall not bear interest.

             (B.1.) No dividend shall be paid or declared and set apart for payment on any shares of Preferred Stock for any quarterly dividend period unless a dividend for the same quarterly dividend period and all past quarterly dividend periods, if any, ending within such quarterly period ratable in proportion to the respective annual dividend rates fixed therefor, shall be or have been paid or declared and set apart for payment on all shares of Preferred Stock of all series then outstanding and entitled to receive dividends for such quarterly dividend period or for any past quarterly dividend period, if any, ending within such quarterly dividend period.

             (B.2.) So long as any shares of Series B are outstanding, the Corporation shall not declare and pay or set apart for payment any dividends or make any other distribution on any junior stock (which shall mean the Corporation's Common Stock and any other class or series of capital stock of the Corporation hereafter authorized over which the Series B shall have preference or priority in the payment of dividends or upon the dissolution of, or the distribution of the assets of, the Corporation) other than a dividend payable in junior stock, and shall not redeem, retire, purchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of junior stock or Preferred Stock, unless at the time of making such declaration, payment, distribution, redemption, retirement, purchase or acquisition dividends on all outstanding shares of Series B for all past quarterly dividend periods shall have been paid or declared and sufficient funds set apart for the payment thereof. The foregoing restriction on acquisition of shares of junior stock shall be inapplicable to any payments in lieu of issuance of fractional shares thereof whether upon any merger, conversion, stock dividend or otherwise.

          (C) Redemption Rights. The Corporation may, at the option of the Board of Directors, redeem all or any part of the outstanding shares of Series B at any time after the expiration of five years from the Effective Time (as that term is defined in the Merger Agreement) of the merger of the Corporation and General Time Corporation at $52.50 per share plus all dividends accrued and unpaid thereon up to the date fixed for redemption, if any, provided that notice of redemption is sent by certified mail to the holders of record of the Series B Shares to be redeemed at least 45, but not more than 90, days prior to the date of redemption specified in such notice, addressed to each such holder at his address as it appears in the records of the Corporation. In the event that less than all of the outstanding shares of Series B are to be redeemed at one time, the shares so to be redeemed shall be determined by lot or pro rata in such manner as the Board of Directors may determine. On or after the redemption date each holder of shares of Series B to be redeemed shall present and surrender his certificate or certificates for such shares to the Corporation at the place designated in such notice and thereupon the redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In case less than all the shares represented by any such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the redemption date (unless default shall be made by the Corporation in payment of the redemption price) all dividends on the shares of Series B designated for redemption in such notice shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the redemption price thereof upon the surrender of Certificates representing the same, without interest, shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Corporation prior to the redemption date may deposit the redemption price of the shares of Series B so called for redemption in trust for the holders thereof with a bank or trust company (having a capital and surplus of not less than $5,000,000) in the Borough of Manhattan, City and State of New York, or in any other city in which the Corporation at the time shall maintain a transfer agency with respect to such stock, in which case such notice to holders of shares of the Series B to be redeemed shall state the date of such deposit, shall specify the office of such bank or trust company as the place of payment of the redemption price, and shall call upon such holders to surrender the certificates representing such shares at such price on or after the date fixed in such redemption notice (which shall not be later than the redemption date) against payment of the redemption price. From and after the making of such deposit, the shares of Series B so designated for redemption shall not be deemed to be outstanding for any purpose whatsoever (including, without limitation, all voting rights, but excepting the right to convert said shares to Common Stock herein provided) and the rights of the holders of such shares shall be limited to (i) the right to receive the redemption price of such shares, without interest, upon surrender of the certificates representing the same to the Corporation at said office of such bank or trust company, and (ii) the right of conversion (on or before the close of business on the tenth day prior to the date fixed for redemption) herein provided. Any funds so deposited which shall not be required for such redemption because of the exercise of such right of conversion after the date of such deposit shall be returned to the Corporation. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any moneys so deposited which shall remain unclaimed by the holders of shares of such Series B at the end of six years after the redemption date shall be returned by such bank or trust company to the Corporation after which holders of shares of the Series B shall look only to the Corporation for payment of the redemption price.

          (D) Amount Payable on Dissolution. In the event of any voluntary liquidation, dissolution or winding up of the Corporation, holders of shares of Series B shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made in respect of the Corporation's junior stock, the fixed amount of $52.50 for each share of Series B held by them plus all dividends accrued and unpaid thereon, if any, up to the date fixed for distribution. Upon any involuntary dissolution, liquidation or winding up of the Corporation, the holders of shares of Series B shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made in respect of any junior stock, the fixed amount of $20.00 for each share of Series B held by them plus all dividends accrued and unpaid thereon, if any, up to the date fixed for distribution.

             (D.1.) If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to the holders of shares of Series B shall be insufficient to pay such holders the full amount to which they are entitled hereunder, the holders of shares of Series B shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares of Series B held by them upon such distribution if all amounts payable on or with respect to shares of Series B were paid in full. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall have been made to the holders of the Series B of the full amount to which they shall respectively be entitled hereunder, such holders shall not be entitled to any further participation in the distribution of the remaining assets of the Corporation available for distribution to its stockholders.

             (D.2.) Neither the recapitalization or merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation, nor the sale, transfer or lease of all or substantially all the assets of the Corporation shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

          (E) Voting Rights. Except as otherwise provided by law, each holder of record of shares of Series B shall have the right to one (1) vote in person or by proxy for each share of Series B standing in his name on the books of the Corporation. Each holder of record of shares of Series B shall be entitled to notice of any meeting of stockholders of the Corporation and to participate in any such meeting in the manner provided for holders of shares of Common Stock of the Corporation under any applicable law, provision of the Certificate of Incorporation or by-law. Except as otherwise provided in this resolution or required by law, the holders of shares of Series B and the holders of shares of Common Stock shall vote together as one class, together with the holders of any other series of Preferred Stock heretofore or hereafter issued which shall be accorded such voting rights by the Board of Directors as permitted in the Corporation's Certificate of Incorporation.

             (E.1.) If and when dividends in an aggregate amount equivalent to the total sum payable as dividends for six or more quarterly periods with respect to the shares of Series B shall be in arrears, the authorized number of directors constituting the Board of Directors shall be increased by two. In such event, the holders of shares of the Series B and any other series of Preferred Stock heretofore or hereafter issued which shall be accorded such class voting right by the Board of Directors as permitted in the Corporation's Certificate of Incorporation and which shall have the right to elect two directors as a result of a default in the payment of dividends on such series (such other series being hereinafter called "Other Series of Preferred Stock") shall have the exclusive and special right, voting separately as a class without regard to series, to elect two persons to fill such directorships in which case the remaining members of the Board shall be elected exclusively by the holders of all other classes or series of stock entitled to vote for directors, voting separately as a class. Whenever such right to elect two directors shall have been vested, it shall be exercised initially either at a special meeting of the Preferred Stockholders so entitled to vote or at the next annual stockholders' meeting, but thereafter it shall be exercised only at annual stockholders' meetings. Such right of the Series B stock to elect two directors shall continue until the dividends in default on the Series B stock shall have been paid in full and the full dividends on the Series B stock for the then current quarterly dividend period shall have been declared and paid or set aside for payment. When such dividends are so paid or provided for, such right to elect two directors shall terminate, subject to revesting in the event of each and every subsequent similar default.

             (E.2.) A special meeting for the exercise of such right shall be called by the Secretary of the Corporation as promptly as possible, and in any event within ten days, after receipt of a written request signed by the holders of record of at least 10% of the outstanding shares of Preferred Stock entitled to exercise such right; provided, however, that no such special meeting need be called during the 90-day period preceding the date fixed for the annual meeting of stockholders.

             (E.3.) At any meeting held for the election of directors at which the holders of shares of Series B(or such holders and holders of Other Series of Preferred Stock voting together as a class) shall have the right to elect two directors as hereinabove provided, the presence, in person or by proxy, of the holders of a majority of the number of outstanding shares of Series B (or the holders of a majority of the number of outstanding shares of Series B and Other Series of Preferred Stock taken together, as the case may be) shall be required to constitute a quorum of such class for the election of any director by the holders of shares of such Series B or by such holders and holders of Other Series of Preferred Stock. At any such meeting or adjournment thereof the absence of a quorum of the holders of shares of Series B or of such holders and holders of Other Series of Preferred Stock shall not prevent the election of directors other than those to be elected by such holders of shares of Series B or by such holders and holders of Other Series of Preferred Stock voting together as a class. The directors elected by such holders of shares of Series B or by such holders and holders of Other Series of Preferred Stock shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify, provided, however, that when the right of the holders of shares of Series B and Other Series of Preferred Stock to elect directors as provided herein shall terminate, the terms of office of all persons so elected by such holders shall terminate, and the number of directors of the Corporation shall thereupon be such number as may be provided for in the by-laws of the Corporation without regard to any increase made pursuant hereto. During any period in which the holders of shares of Series B or such holders and the holders of Other Series of Preferred Stock have the right to elect two directors as provided for herein, any vacancy in the directorships filled by such holders shall be filled by the vote of the remaining director theretofore elected by such holders. If not so filled within 40 days after the creation thereof, the Secretary of the Corporation shall call a special meeting of the holders of shares of the Series B or such holders and the holders of Other Series of Preferred Stock and such vacancy or vacancies shall be filled at such special meeting.

             (E.4.) So long as any shares of the Series B are outstanding, the Corporation shall not, without the affirmative vote or written consent of the holders of at least two-thirds of the aggregate number of shares at the time outstanding of the Series B and any other series of Preferred Stock heretofore or hereafter issued which shall be accorded such class voting right by the Board of Directors as permitted in the Certificate of Incorporation, voting or consenting, as the case may be, separately as a class without regard to series:

                (i) authorize, create or increase any class of capital stock ranking prior to any of the Preferred Stock as to dividends or upon liquidation, dissolution or winding up; or

                (ii) alter or change any of the powers, preferences or special rights given to any of the Preferred Stock by the Certificate of Incorporation so as to affect the Preferred Stock adversely.

             (E.5.) So long as any shares of the Series B are outstanding, the Corporation shall not, without the affirmative vote or written consent of the holders of at least a majority of the aggregate number of shares at the time outstanding of the Series B and any other series of Preferred Stock heretofore or hereafter issued which shall be accorded such class voting right by the Board of Directors as permitted in the Certificate of Incorporation, voting or consenting, as the case may be, separately as a class without regard to series.

                (i) increase to more than 3,500,000 shares the number of shares of Preferred Stock at the time authorized by the Certificate of Incorporation of the Corporation; or

                (ii) authorize, create or increase any class of capital stock ranking on a parity with the Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Corporation.

          (F) No Sinking Fund. The shares of Series B shall not be entitled to the benefit of any sinking or purchase fund to be applied to the redemption or purchase of such stock.

          (G) Conversion Rights. Shares of Series B shall be convertible into Common Stock of the Corporation at the option of the holders thereof at any time at the rate, subject to the provisions for adjustment hereinafter set forth, of one (1) share of Common Stock for each share of Series B. No allowance or adjustment for dividends on either class of stock shall be made upon conversion. The right to convert any shares called for redemption shall expire at the close of business on the tenth day prior to the redemption date thereof.

             (G.1.) The holder of a share or shares of Series B may exercise the conversion rights as to any thereof by delivering to the Corporation during regular business hours, at the office of the transfer agent of the Corporation for the Series B (which shall be located within the City of New York) or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied in any event by written notice stating that the holder elects to convert such shares and stating the name or names (with address) in which the certificate or certificates for Common Stock are to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "Conversion Date." As promptly as practicable thereafter, the Corporation shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of Common Stock to which he is entitled and a check or fractional scrip certificate in respect of any fraction of a share as provided below. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of Common Stock of record on the Conversion Date unless the transfer books of the Corporation are closed on that date, in which event he shall be deemed to have become a holder of Common Stock of record on the next succeeding date on which the transfer books are open, but the conversion rate shall be that in effect on the Conversion Date.

             (G.2.) The issuance of Common Stock on conversion of shares of Series B shall be without charge to the converting holder of shares of Series B or any fee, expense or tax in respect of the issuance thereof, but the Corporation shall not be required to pay any fee, expense or tax which may be payable in respect of any transfer involved in the issuance and delivery of shares in any name other than that of the holder of record on the books of the Corporation of the shares of Series B converted, and the Corporation shall not, in any such case, be required to issue or deliver any certificate for shares of Common Stock unless and until the person requesting the issuance thereof shall have paid to the Corporation the amount of such fee, expense or tax or shall have established to the satisfaction of the Company that such fee, expense or tax has been paid.

             (G.3.) No certificate for a fraction of a share shall be issued upon any conversion, but in lieu of any fractional share that would otherwise be required to be issued in accordance with the foregoing provisions, the Corporation may, at its option, issue fractional scrip certificates in form approved by the Board of Directors, exchangeable with other scrip certificates aggregating one or more full shares for stock certificates representing such full share or shares or may pay to the person otherwise entitled to such fractional share a sum in cash equal to such fraction multiplied by the closing price of the Common Stock on the last day prior to the day of the conversion for which a closing price exists. If more than one share of Series B shall be surrendered for conversion at one time by the same holder, the number of full shares of Common stock which shall be issuable upon conversion of such shares of Series B shall be computed on the basis of the aggregate number of such shares so surrendered.

          (H) Adjustment of Conversion Rate. The number of shares of Common Stock deliverable upon conversion of each share of Series B shall be subject to adjustment from time to time as follows:

             (i) In case after March 12, 1969 the Corporation shall (A) take a record of the holders of the Common Stock for the purpose of entitling them to receive a dividend payable in shares of Common Stock, (B) subdivide its outstanding shares of Common Stock into a greater number of shares, (C) combine its outstanding shares of Common Stock into a smaller number of shares or (D) issue by reclassification of its Common Stock any shares of the Corporation of any class or series, the holder of each share of the Series B shall thereafter be entitled to receive upon the conversion of such share the number of shares of Common Stock and other shares of the Corporation which he would have owned or have been entitled to receive after the happening of that one or more of the events described above which shall have happened had such share of the Series B held by him been converted immediately prior to the happening of such event or events, such adjustment to become effective immediately after the opening of business on the day following such record date or the day upon which such subdivision, combination or reclassification becomes effective; provided, however, that no adjustment of the conversion rate shall be made upon the declaration by the Corporation on or after a date 3 years subsequent to the Effective Time (as that term is defined in the Merger Agreement) of any dividend payable in Common Stock to the extent that the total of (a) the number of shares of Common Stock issuable pursuant to such a declaration and (b) the total number of shares of Common Stock of the Corporation previously issued as dividends on its Common Stock during the twelve month period commencing on the date 3 years subsequent to said Effective Time, or any twelve month period commencing on any anniversary date thereof, in which the payment of the dividend so declared will occur does not exceed 3% of the total number of shares of Common Stock of the Corporation outstanding at the time of such declaration and prior to giving effect thereto (excluding for the purpose of any such computation any Common Stock owned by or held for the account of the Corporation or any subsidiary); and if such total number of shares of Common Stock exceeds such percentage, an adjustment of the conversion rate shall be made, but in computing such adjustment only the number of shares of Common Stock of the Corporation in excess of such percentage issued during such 12 month period as dividends on its Common Stock shall be taken into account.

             (ii) In the case of any recapitalization, consolidation or merger of the Corporation with or into another corporation, or in the case of any sale or conveyance to another corporation of all or substantially all the property of the Corporation, each holder of shares of Series B then outstanding and thereafter remaining outstanding shall have the right thereafter to convert each share held by him into the kind and amount of shares of stock, other securities, cash or property receivable upon such reclassification or consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share might have been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance, and shall have no other conversion rights; in any such event, effective provision shall be made, in the certificate of incorporation of the resulting or surviving corporation or otherwise, so that the provisions set forth herein for the protection of the conversion rights of the shares of the Series B shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock, other securities, cash or property deliverable upon conversion of the shares of the Series B remaining outstanding or other convertible stock or securities received by the holders in place thereof, and any such resulting or surviving corporation shall expressly assume the obligation to deliver, upon the exercise of the conversion privilege, such shares, other securities, cash or property as the holders of the shares of the Series B remaining outstanding, or other convertible stock or securities received by the holders in place thereof, shall be entitled to receive pursuant to the provisions hereof, and to make provision for the protection of the conversion right as above provided.

             (iii) In case the Corporation shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the current market price of the Common Stock (as defined in this clause (iii) below) on such record date, the number of shares of Common Stock into which each share of Series B shall be convertible after such record date shall be determined by multiplying the number of shares of Common Stock into which such share of Series B was convertible immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase, and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares so to be offered would purchase at such current market price. Shares of Common Stock owned by or held for the account of the Corporation or any subsidiary shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the conversion rate shall again be adjusted to be the conversion rate which would then be in effect if such record date had not been fixed. For the purposes of any computation under this clause (iii), the current market price per share of Common Stock on any date shall mean the average of the daily closing prices thereof for the 30 consecutive full business days commending 45 full business days before the day in question. As used in this Certificate, the "closing price" for any day shall mean the last sales price regular way on such day or, if no sale took place on such day, the average of the closing bid and asked prices regular way, in either case as officially quoted on the principal stock exchange on which such stock is listed or, if the Common Stock is not listed or admitted to trading on any exchange, the average of the closing bid and asked prices as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for the purpose or, if such bid and asked prices are not available, such other prices as may be selected by the Board of Directors for the purpose.

             (H.1.) In the event that the Corporation takes a record of holders of Common Stock for the purpose of entitling them to receive a dividend payable in any security convertible into Common Stock and the holder of a share of Series B thereafter converts all or part of the shares of Series B into shares of Common Stock in accordance with the provisions hereof, such holder shall be entitled to receive upon such conversion in addition to the shares of Common Stock deliverable to him in accordance with the provisions hereof, the number of shares or principal amount of such security convertible into Common Stock as he would have been entitled to receive if he had converted immediately prior to the taking of such record.

             (H.2.) No adjustment in the number of shares into which each share of the Series B is convertible shall be required unless such adjustment would require an increase or decrease of at least 1/100th of a share in the number of shares into which such share is then convertible; provided, however, that any adjustment which by reason hereof is not required to be made shall be carried forward and taken into account in determining the necessity for, as well as the amount of, any subsequent adjustment.

             (H.3.) Whenever any adjustment is required in the number of shares into which each share of the Series B is convertible, the Corporation shall forthwith file at the office or agency maintained for the purpose of conversion of the shares of Series B a statement describing in reasonable detail the adjustment and the method of calculation used.

             (H.4.) The Corporation shall at all times keep available for issue and delivery the full number of shares of stock or other securities into which all outstanding shares of Series B are convertible.

             (H.5.) The certificate of any independent firm of public accountants selected by the Board of Directors shall be conclusive evidence of the correctness of any adjustment made pursuant to this section.

          (I) Notice. If the Corporation shall offer for subscription pro rata to the holders of shares of Common Stock any additional securities of any class or any other rights or if after a date 3 years subsequent to the Effective Time, the Company shall declare any dividend (other than a cash dividend) upon its Common Stock or make any other distribution (other than in cash) to the holders of shares of its

     Common Stock, then in any such case, the Company shall give not less than ten days' notice prior to the record date with respect to such action to the holders of shares of Series B specifying the nature of such action and the record date therefor. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

          (J) Redemption. Shares of Series B redeemed or purchased by the Corporation or surrendered to the Corporation on the conversion thereof into shares of Common Stock as hereinabove provided shall upon appropriate filing and recording to the extent required by law, have the status of authorized and unissued shares of Series B.

          (K) No Other Rights. The shares of Series B shall not have any powers, preferences or rights and qualifications, limitations or restrictions other than as set forth above and in the Certificate of Incorporation, as amended, of the Corporation.